Exhibit 99.1
PETROCHINA COMPANY LIMITED
2010 INTERIM REPORT
(A Share Stock Code: 601857)
(H Share Stock Code: 857)
August 26, 2010

CONTENTS

Corporate Profile	4
Summary Of Financial Data And Financial Indicators	6
Changes In Share Capital And Information On Shareholders	9
Directors’ Report	12
Significant Events	32
Directors, Supervisors And Senior Management	42
Financial Statements
Prepared In Accordance With China Accounting Standards
Prepared In Accordance With International Financial Reporting Standards
Documents Available For Inspection	44
Confirmation From The Directors And Senior Management	45

IMPORTANT NOTICE
The Board of Directors of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and Senior Management of the Company warrant that there are no material omissions from, or misrepresentation or misleading statements contained in the 2010 Interim Report, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained herein. There is no occupancy of the non-operating funds by the substantial shareholders of the Company. The 2010 Interim Report has been approved at the Tenth Meeting of the Fourth Session of the Board. Mr Wang Yilin, Mr Wang Fucheng, Mr Wang Guoliang and Mr Jiang Fan, non-executive Directors and Mr Liu Hongru and Mr Li Yongwu, independent non-executive Directors, were absent from the Tenth Meeting of the Fourth Session of the Board. Mr Wang Yilin and Mr Wang Guoliang authorised Mr Zeng Yukang, non-executive Director, Mr Wang Fucheng authorised Mr Li Xinhua, non-executive Director, Mr Jiang Fan and Mr Li Yongwu authorised Mr Cui Junhui, independent non-executive Director, and Mr Liu Hongru authorised Mr Chee-chen Tung, independent non-executive Director, respectively in writing, to attend the meeting of the Board and to exercise their voting rights in respect of the resolutions put forward at the meeting for and on their behalf. Mr Jiang Jiemin, Chairman of the Board, Mr Zhou Jiping, Vice-Chairman of the Board and President of the Company, and Mr Zhou Mingchun, Chief Financial Officer and Head of the Finance Department of the Company, warrant the truthfulness and completeness of the financial statements included in the 2010 Interim Report.
The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”). The financial statements in this Interim Report are unaudited.

CORPORATE PROFILE
     The Company was established as a joint stock company with limited liability under the Company Law of the People’s Republic of China (the “PRC” or “China”) on November 5, 1999 as part of the restructuring of the China National Petroleum Corporation (“CNPC”).
     The Group is the largest oil and gas producer and seller occupying a leading position in the oil and gas industry in the PRC and one of the largest companies in the PRC in terms of revenue and one of the largest oil companies in the world. The Group engages in a broad range of petroleum and natural gas related activities including: the exploration, development, production and sales of crude oil and natural gas; the refining, transportation, storage and marketing of crude oil and petroleum products; the production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products; and the transmission of natural gas, crude oil and refined products, and the sales of natural gas.
     The American Depositary Shares (the “ADSs”), H shares and A shares of the Company were listed on the New York Stock Exchange, Inc., The Stock Exchange of Hong Kong Limited (“HKSE” or “Hong Kong Stock Exchange”) and Shanghai Stock Exchange on April 6, 2000, April 7, 2000 and November 5, 2007 respectively.

Registered Chinese Name of the Company:
English Name of the Company:	PetroChina Company Limited
Legal Representative of the Company:	Jiang Jiemin
Secretary to the Board:	Li Hualin
Address:	9 Dongzhimen North Street
Dongcheng District
Beijing, PRC
Telephone:	86(10) 5998 6223
Facsimile:	86(10) 6209 9557
Email Address:	suxinliang@petrochina.com.cn

Representative on Securities Matters:	Liang Gang
Address:	9 Dongzhimen North Street
Dongcheng District
Beijing, PRC
Telephone:	86(10) 5998 6959
Facsimile:	86(10) 6209 9559
Email address:	liangg@petrochina.com.cn

Representative of the Hong Kong
Representative Office:	Mao Zefeng
Address:	Suite 3606, Tower 2, Lippo Centre

89 Queensway, Hong Kong
Telephone:	(852) 2899 2010
Facsimile:	(852) 2899 2390
Email Address:	hko@petrochina.com.hk

Legal Address of the Company:	World Tower
16 Andelu, Dongcheng District, Beijing
PRC
Postal Code:	100011
Internet Website:	http://www.petrochina.com.cn
Company’s Email:	suxinliang@petrochina.com.cn
Newspapers for Information Disclosure:
A shares: China Securities Journal, Shanghai Securities News and Securities Times
Internet Website Publishing this Interim Report designated by the China Securities Regulatory Commission:
http://www.sse.com.cn
Copies of this Interim Report is available at:
9 Dongzhimen North Street, Dongcheng District, Beijing, PRC

Places of Listing:
A shares:	Shanghai Stock Exchange
Stock Name:	PetroChina
Stock Code:	601857
H shares:	The Stock Exchange of Hong Kong Limited
Stock Code:	857
ADS:	The New York Stock Exchange, Inc.
Symbol:	PTR
Other relevant information:
Names and addresses of Auditors of the Company:
Domestic Auditors:
Name: PricewaterhouseCoopers Zhong Tian CPAs Company Limited
Address: 11th Floor PricewaterhouseCoopers Centre, 202 Hu Bin Road, Shanghai, PRC
Overseas Auditors:
Name: PricewaterhouseCoopers
Address: 22nd Floor, Prince’s Building, Central, Hong Kong

SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS
1. Key Financial Data and Financial Indicators Prepared under IFRS
Unit: RMB million

			Changes from the end
	As at the end		of the preceding year
	of the	As at the end of	to the end of the
Items	reporting period	the preceding year	reporting period (%)

Total assets	1,564,461	1,450,288	7.9
Equity attributable to owners of the Company	891,318	847,223	5.2
Net assets per share attributable to owners of the Company (RMB)	4.87	4.63	5.2

			Changes over the
	The reporting	Same period of the	same period of the
Items	period	preceding year	preceding year (%)

Profit attributable to owners of the Company	65,330	50,501	29.4
Net cash flows provided by operating activities	147,499	132,169	11.6
Basic and diluted earnings per share (RMB)	0.36	0.28	29.4
Return on net assets (%)	7.3	6.2	1.1 percentage points
Net cash flows provided by operating activities per share (RMB)	0.81	0.72	11.6

2. Key Financial Data and Financial Indicators Prepared under CAS
Unit: RMB million

			Changes from the
			end of the preceding
	As at the end	As at the end of	year to the end of
	of the	the preceding	the reporting period
Items	reporting period	year	(%)

Total assets	1,564,343	1,450,742	7.8
Equity attributable to equity holders of the Company	891,437	847,782	5.1
Net assets per share attributable to equity holders of the Company (RMB)	4.87	4.63	5.1

		Same period of	Changes over the
	The reporting	the preceding	same period of the
Items	period	year	preceding year (%)

Operating profit	89,114	63,929	39.4
Profit before taxation	88,538	63,596	39.2
Net profit attributable to equity holders of the Company	65,211	50,326	29.6
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	65,789	50,772	29.6
Basic earnings per share (RMB)	0.36	0.27	33.3
Diluted earnings per share (RMB)	0.36	0.27	33.3
Return on net assets (%)	7.3	6.2	1.1 percentage points
Net cash flows provided by operating activities	150,469	133,813	12.4
Net cash flows per share provided by operating activities (RMB)	0.82	0.73	12.4
3. Non-recurring profit/loss items
Unit: RMB million

For the six months
ended June 30, 2010
Non-recurring profit/loss items	profit / (loss)

Net loss on disposal of non-current assets	(219)
Government grants recognised in the current period income statement	204
Net gain on disposal of available-for-sale financial assets	2
Reversal of provisions for bad debts against receivables	47
Income on commissioned loans	1
Other non-operating income and expenses	(803)

(768)

Tax impact of non-recurring profit/loss items	191
Impact of minority interest	(1)

Total	(578)

4. Differences between CAS and IFRS
     The consolidated net profit for the period under IFRS and CAS were RMB70,438 million and RMB70,322 million respectively, with a difference of RMB116 million; the consolidated shareholders’ equity for the period under IFRS and CAS were RMB956,476 million and RMB956,449 million respectively, with a difference of RMB27 million. These differences under the different accounting standards were primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999.
     During the Restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by CNPC. Valuation results other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

CHANGES IN SHARE CAPITAL AND INFORMATION ON SHAREHOLDERS
1. Changes in Shareholdings
     During the reporting period, there was no change in the total number and structure of shares of the Company arising from bonus issues, placing, etc.
2. Shareholdings of Major Shareholders
     The number of shareholders of the Company as at June 30, 2010 was 1,341,489, including 1,332,778 holders of A shares and 8,711 holders of H shares (including 307 holders of the American Depositary Shares).
     (1) Shareholdings of the top ten shareholders
Unit: Shares

					Increase		Number of
					/decrease		shares
				Percentage of	during the	Number of shares	pledged or
	Nature of			shareholding	reporting	with selling	subject to
Name of shareholders	shareholders	Number of shares		(%)	period (+,-)	restrictions	lock-ups

CNPC	State-owned shares	157,764,597,259	(1)	86.20	0	157,522,077,818	0
HKSCC Nominees Limited (2)	H shares	20,801,208,420	(3)	11.37	-18,203,409	0	0
National Council for Social Security Fund of the PRC	A shares	400,000,000		0.219	0	400,000,000	0
Industrial and Commercial Bank of China—China Universal SCI Index Fund	A shares	56,413,516		0.031	-4,190,544	0	0
China Life Insurance Company Limited-Dividends-Personal Dividends-005L-FH002 Shanghai	A shares	56,181,385		0.031	-13,312,915	0	0
China Construction Bank-Changsheng Tongqing Detachable Transaction Securities Investment Fund	A shares	54,119,759		0.030	+8,041,656	0	0
Industrial and Commercial Bank of China-Shanghai 50 Index ETF Securities Investment Fund	A shares	40,951,327		0.022	+3,195,395	0	0
Guangxi Investment Group Limited	A shares	39,560,045		0.022	+230,536	0	0
Bank of Communications-Yi Fang Da 50 Index Securities Investment Fund	A shares	31,941,774		0.017	+6,826,727	0	0
Bank of China-Shanghai and Shenzhen 300 Index Jiashi Securities Investment Fund	A shares	23,546,587		0.013	-904,916	0	0

Notes:
1.	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.

2.	HKSCC Nominees Limited is a subsidiary of the Hong Kong Stock Exchange and its principal business is to act as nominee on behalf of institutional shareholders or individual shareholders.

3.	256,120,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.14% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.
     (2) Shareholdings of top ten shareholders of shares without selling restrictions
Unit: Shares

Ranking	Name of shareholders	Number of shares held	Types of shares

1	HKSCC Nominees Limited	20,801,208,420	H shares
2	CNPC	242,519,441	A shares
3	Industrial and Commercial Bank of China — China Universal SCI Index Fund	56,413,516	A shares
4	China Life Insurance Company Limited-Dividends-Personal Dividends-005L-FH002 Shanghai	56,181,385	A shares
5	China Construction Bank-Changsheng Tongqing Detachable Transaction Securities Investment Fund	54,119,759	A shares
6	Industrial and Commercial Bank of China-Shanghai 50 Index ETF Securities Investment Fund	40,951,327	A shares
7	Guangxi Investment Group Limited	39,560,045	A shares
8	Bank of Communications-Yi Fang Da 50 Index Securities Investment Fund	31,941,774	A shares
9	Bank of China-Shanghai and Shenzhen 300 Index Jiashi Securities Investment Fund	23,546,587	A shares
10	China Life Insurance Company Limited-Traditional-Ordinary Insurance Product-005L-CT001 Shanghai	20,000,000	A shares
     Statement on the connection or activities acting in concert among the above-mentioned shareholders: Except for China Life Insurance Company Limited-Dividends-Personal Dividends-005L-FH002 Shanghai and China Life Insurance Company Limited-Traditional-Ordinary Insurance Product-005L-CT001 Shanghai, both of which are under the management of China Life Asset Management Company Limited, the Company is not aware of any connection among or between the top ten shareholders and top ten shareholders of shares without selling restrictions or that they are persons acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.
     (3) Disclosure of Substantial Shareholders under the Hong Kong Securities and Futures Ordinance
     So far as the Directors are aware, as at June 30, 2010, the persons other than a Director, Supervisor or senior management of the Company who have interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance are as follows:

					Percentage
					of such
					shares in the
					same class of	Percentage
					the issued	of total
Name of	Nature of				share capital	share capital
shareholder	shareholding	Number of shares		Capacity	(%)	(%)

CNPC	A Share	157,764,597,259	(L)	Beneficial Owner	97.43	86.20

	H Share	256,120,000	(L) (1)	Interest of controlled corporation	1.21	0.14

JPMorgan Chase & Co. (2)	H Share	1,070,760,070	(L)	Beneficial Owner/ Investment Manager/ Custodian/Approved Lending Agent	5.07	0.59

		61,594,980	(S)	Beneficial Owner	0.29	0.03

		863,991,966	(LP)	Custodian/Approved Lending Agent	4.09	0.47
     (L) Long position (S) Short position (LP) Lending pool
Notes:
1.	256,120,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.

2.	JPMorgan Chase & Co., through various subsidiaries, had an interest in the H shares of the Company, of which 110,267,402 H shares (long position) and 61,594,980 H shares (short position) were held in its capacity as beneficial owner, 96,500,702 H shares (long position) were held in its capacity as investment manager and 863,991,966 H shares (long position) were held in its capacity as custodian/approved lending agent. These 1,070,760,070 H shares (long position) included the interests held in its capacity as beneficial owner, investment manager and custodian/approved lending agent.
     As at June 30, 2010, so far as the Directors are aware, save as disclosed above, no person (other than a Director, Supervisor or senior management of the Company) has an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.
3. Information on Changes of Controlling Shareholder and the Ultimate Controller
     There was no change in the controlling shareholder or the ultimate controller of the Company during the reporting period.

DIRECTORS’ REPORT
The Board of the Company is pleased to present the Directors’ report.
1. Discussion and Analysis of the Overall Operations During the Reporting Period
     (1) Review of Results of Operations
     In the first half of 2010, facing a complicated macro-economic environment, the Group, by vigorously implementing its three key strategies on “resources, marketing and internationalisation”, actively carried out its strategic business structure adjustment, accelerated the transformation of the pattern of business development, and strengthened the balance of production, transportation, marketing and storage. The construction of major projects and strategic projects progressed in an orderly manner. Precision management was fully implemented, and safety and environmental protection were enhanced. With all these efforts, the Group achieved a steady and upward development in production and operations on the whole, and its operating results showed a significant increase as compared with the same period of 2009.
     1. Market Review
     (1) Crude Oil Market
     During the first half of 2010, stimulated by global economic recovery and a recovery of real demand, international crude oil prices rose sharply as compared with the same period of 2009. However, affected by the increase of uncertainties including the European debt crisis, oil spill in the Gulf of Mexico, exchange rate fluctuations of the US Dollar, regional political uncertainties and market risks, the market became highly volatile, and crude oil prices showed a W-shaped pattern. In the first half of 2010, the average prices for West Texas Intermediate and North Sea Brent crude oil were US$78.3 per barrel and US$77.3 per barrel, respectively, representing a rise of 51.7% and 49.5%, respectively, as compared with the same period of 2009.
     According to the relevant information, net crude oil imports amounted to 117 million tons in the first half of 2010, representing an increase of 32.5% as compared with the same period of 2009. Domestic crude oil output was 98.02 million tons, representing an increase of 5.3% as compared with the same period of 2009. The volume of crude oil processed domestically was 187 million tons, representing an increase of 17.1% as compared with the same period of 2009.
     (2) Refined Products Market

     In the first half of 2010, with the overall growth of China’s economy, consumption of refined products showed an upward trend. Domestic production of refined products witnessed a steady increase, with the inventory maintained at a relative high level. Supply and demand remained steady and there was a significant growth in exports. According to the relevant information, in the first half of 2010, the apparent domestic consumption of refined products amounted to 110 million tons, representing an increase of 12.5% as compared with the same period of 2009. In the first half of 2010, the Chinese government made two adjustments to the prices of domestic refined products, and the price of reference gasoline and diesel in aggregate rose by RMB90 per ton and RMB100 per ton respectively. The price trend of domestic refined products was fundamentally consistent with that in the international oil market.
     (3) Chemical Products Market
     In the first half of 2010, the chemical products market underwent a major change from rise to decline. During the first quarter, the capacity utilisation rate in China was relatively low, imports maintained substantially the same level as the same period of 2009, and the impact of market supply was relatively limited. On the other hand, with the rise of international crude oil prices and a stronger expectation of inflation as well as and increasing demands in speculation and production, the prices of chemical products rose steadily. However, during the second quarter, with the implementation of a series of economic policies by the Chinese government, an increase in imports due to the commissioning of new production lines in the Middle East and the worsening of the European debt crisis, demands in speculation and production diminished and market prices fell.
     (4) Natural Gas Market
     In the first half of 2010, domestic natural gas production in China grew rapidly. Coupled with the sharp increase in imports, the supply of resources was further improved and stability of supply was assured. Gas consumption increased significantly. China’s natural gas demand and supply remained steady and operations were conducted smoothly. In order to reflect parity between the prices of natural gas and other alternative energy resources so as to guide a rational allocation of resources, the Chinese government raised the benchmark factory price of onshore natural gas produced in China by RMB230 per 1,000 cubic metres on June 1, 2010 and further improved relevant price policies and supporting measures.
     2. Business Review
     The Group is principally engaged in a broad range of petroleum related products, services and activities. After the re-segmentation in 2009, the Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing and Natural Gas and Pipeline.
     (1) Exploration and Production

     In the first half of 2010, the Group placed emphasis on resources as a strategy, continued to implement the “Peak Growth in Oil and Gas Reserves” Program and ensured safe and steady production of oil and gas. In respect of oil and gas exploration, the Group further intensified its integrated geological researches, increased efforts to make breakthroughs on key techniques, strengthened the meticulous exploration of mature oilfields, actively pushed forward venture exploration in new oilfields, and made significant progress in the Tarim Basin, Erdos Basin, Sichuan Basin, Junggar Basin and Qaidam Basin. Oilfield development was closely tied to the production target for 2010. The Group made great efforts to overcome the adverse impact caused by extreme weather such as severe cold and snowy weather, strictly implemented the plan for balance of production, transportation and marketing, organised its production activities properly, steadily put in efforts to stabilise and raise the daily production per well and took all practical measures during the period to to lay a firm foundation for oilfield development, commenced overall maintenance projects for water injection wells, and took various measures to stabilise and increase production capacity. In the first half of 2010, crude oil production of the Group was 424.7 million barrels, representing an increase of 1.7% as compared with the same period in 2009, reflecting a gradual upward trend in the midst of steady growth in crude oil production. In respect of natural gas development, facing an extended peak for gas consumption, the Group strengthened the structured management of gas fields, stabilised the output of wells with high production and improved the conditions of wells with low production, achieving the efficient development of gas fields in a scientific manner. In the first half of 2010, marketable natural gas output of the Group amounted to 1,153.1 billion cubic feet, representing an increase of 12.9% as compared with the same period in 2009, realising a rapid growth.
     The Group pursued cooperation in overseas oil and gas projects and the scale of international business continued to expand. The Group expedited new development projects by making strategic entry in jointly acquiring coal-seam gas assets in Australia with Shell, secured significant breakthroughs in the heavy crude oil business in South America and made notable progress in the Canadian oil sands project. New achievements were attained in other important geographic regions and key domains. The Group reinforced project management of existing operations and improved overall maintenance of mature oilfields, and made great efforts to boost the production and reserves of existing operation projects. In the first half of 2010, overseas oil and natural gas equivalent output of the Group amounted to 55.2 million barrels, representing an increase of 8.3% as compared with the same period of 2009. The contribution by the Group’s international business gradually increased.
     In the first half of 2010, the Group continued to reinforce cost controls. The lifting cost for oil and gas operations was US$9.23 per barrel, representing an increase of 7.5% over US$8.59 per barrel in the first half of 2009. Excluding the effect of exchange rate changes, the lifting cost increased by 7.3% compared with that of the same period of 2009.

     Summary of Operations of the Exploration and Production Segment

	Unit	First half of 2010	First half of 2009	Change (%)

Crude oil output	Million barrels	424.7	417.7	1.7
Marketable natural gas output	Billion cubic feet	1,153.1	1,021.1	12.9
Oil and natural gas equivalent output	Million barrels	616.9	587.9	4.9
Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.
     (2) Refining and Chemicals
     In the first half of 2010, taking the opportunity presented by the recovery of the refined products market, the Group optimised the allocation of crude oil, improved the organisation of its production, adjusted the product mix, made reasonable arrangements for equipment maintenance and maintained a safe and steady operation of its key facilities. By focusing on profitability, making scientific adjustments to production and operational plans and reinforcing cost controls, the Group has achieved historically record high results in major technical and economic indicators including the comprehensive commodity ratio, the comprehensive refinery energy consumption and the ethylene combustion energy consumption. Facing surging low-priced chemical products from the Middle East countries, concentrated commissioning of new production facilities in China and fierce competition in the chemicals market, the Group strengthened the coordination among production, transportation and marketing, improved the introduction of new chemical products and technical services and put in efforts to increase its market share. The Group also accelerated the construction of key refining and chemical projects and made significant progress in strategic structure adjustment.
     In the first half of 2010, the Group’s refineries processed 439.1 million barrels of crude oil, 70.9% of which were supplied by the Exploration and Production Segment. The Group produced approximately 38.38 million tons of gasoline, diesel and kerosene. The refining processing cost of the Group’s refineries was RMB134.6 per ton, which was similar to that for the same period of 2009.
     Summary of Operations of the Refining and Chemicals Segment

	Unit	First half of 2010	First half of 2009	Change (%)

Processed crude oil	Million barrels	439.1	389.3	12.8
Gasoline, kerosene and diesel output	’000 ton	38,382	34,550	11.1
of which: Gasoline	’000 ton	10,973	11,191	(1.9)
Kerosene	’000 ton	1,167	1,026	13.7
Diesel	’000 ton	26,242	22,333	17.5
Refining yield	%	93.6	93.3	0.3 percentage points
Ethylene	’000 ton	1,809	1,322	36.8
Synthetic resin	’000 ton	2,762	2,029	36.1
Synthetic fibre raw materials and polymer	’000 ton	991	678	46.2
Synthetic rubber	’000 ton	304	191	59.2
Urea	’000 ton	1,846	2,054	(10.1)
Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels.

     (3) Marketing
     In the first half of 2010, the Group made great efforts to increase its market share and strengthen its retail capacities, and improved its market analysis and forecast capability. The Group also adjusted its marketing strategy in a timely manner based on market changes, reinforced organisation and allocation of resources and continuously improved its retail management and service quality. The Group accelerated the expansion of marketing networks for refined products and the construction of storage facilities, increased the sales volume and profitability of refined products and further improved its operating profitability.
     In respect of its international trading business, the Group saw new achievements in the construction of the three overseas oil and gas operation centres, reflecting the steady strengthening of its resource allocation capacity. International trading has played a stronger role in adjusting and ensuring supplies. The quality of business operations continued to improve and the scale of operations continued to expand.
     In the first half of 2010, the Group sold 59.52 million tons of gasoline, kerosene and diesel, representing an increase of 26.6% as compared with the same period of 2009. Domestic sales of gasoline, kerosene and diesel amounted to 49.25 million tons, representing an increase of 17.6% as compared with the same period of 2009.
     (4) Natural Gas and Pipeline
     In the first half of 2010, the construction of the Group’s oil and gas pipelines achieved significant breakthroughs and the natural gas business maintained a momentum of rapid growth. The main construction works of the Sino-Russia Crude Oil Pipeline came close to completion, paving the way for the production launch in the second half of 2010 as scheduled. Line B of the Central-Asia China Gas Pipeline was in the closeout phase. The section of Sebei-Xining-Lanzhou Gas Transportation Pipeline west to Xining and the Lanzhou-Zhengzhou Section of the Lanzhou-Zhengzhou-Changsha Refined Products Pipeline was completed and put into operation. Construction works of other pipelines such as the East Section of the Second West-East Gas Pipeline were accelerated, and construction works of key projects such as the Dalian LNG project and the Jiangsu LNG project progress smoothly. The natural gas business focused on safe and stable operations and increased profitability, leveraged on the centralised coordination of the nationwide pipeline network and strengthened the balance of production, transportation, marketing and storage. By improving the transmission capacity of its pipeline networks and adjusting the gas usage and the inventory control of gas storage, the

Group has ensured a safe and smooth gas supply to its key users in the civil sector, public utility sector and key industrial users, as well as during the Expo 2010 Shanghai China.
          (2) Management Discussion and Analysis
     1. The financial data set out below is extracted from the consolidated interim condensed financial statements of the Group for the six months ended June 30, 2010 prepared under IFRS
     (1) Consolidated Operating Results
     In the first half of 2010, with the gradual recovery of the global economy and continued rapid growth of China’s economy, the Group grasped this prime opportunity and proactively took a number of measures to adjust its operation strategy in light of market changes, organised its production and operations in a scientific manner, adjusted and optimised its structure, strengthened cost controls, fully implemented precision management, improved its energy saving and reduced emissions, and achieved a steady, rapid and coordinated development in its production and business operations and a substantial growth in its operating results when compared with the same period of the preceding year. During the first half of 2010, the Group achieved a turnover of RMB684,797 million, representing an increase of 64.9% from the same period of the preceding year. Net profit attributable to owners of the Company was RMB65,330 million, representing an increase of 29.4% from the same period of the preceding year. Basic earnings per share was RMB0.36, representing an increase of RMB0.08 from the same period of the preceding year.
     Turnover Turnover increased by 64.9% from RMB415,277 million for the six months ended June 30, 2009 to RMB684,797 million for the six months ended June 30, 2010. This was primarily due to the increase in the selling prices and sales volume of major products including crude oil, natural gas, gasoline and diesel. The table below sets out the external sales volume and average realised prices for major products sold by the Group for the first half of 2009 and 2010 and the percentages of change in the sales volume and average realised prices during these periods:

	Sales Volume (’000 ton)			Average Realised Price (RMB/ton)
			Percentage			Percentage
	First half	First half	of change	First half	First half	of change
	of 2010	of 2009	(%)	of 2010	of 2009	(%)

Crude oil*	26,657	22,768	17.1	3,733	2,303	62.1
Natural gas (million cubic metre, RMB/’000 cubic metre)	31,640	29,356	7.8	841	792	6.2
Gasoline	18,198	14,550	25.1	6,392	5,327	20.0
Diesel	38,164	30,135	26.6	5,770	4,465	29.2
Kerosene	3,158	2,343	34.8	4,719	3,303	42.9
Heavy oil	4,564	3,131	45.8	3,771	2,427	55.4
Polyethylene	1,414	1,072	31.9	9,078	7,910	14.8
Lubricant	899	924	(2.7)	8,145	6,846	19.0

*	The crude oil listed above is all external sales volume of crude oil by the Group.

     Operating Expenses Operating expenses increased 70.6% from RMB349,277 million for the six months ended June 30, 2009 to RMB595,862 million for the six months ended June 30, 2010, which consisted of the following:
     Purchases, Services and Other Expenses Purchases, services and other expenses increased 100.4% from RMB180,917 million for the six months ended June 30, 2009 to RMB362,529 million for the six months ended June 30, 2010. This was primarily due to an increase in the purchase prices and purchase volume of crude oil, feedstock oil and refined products from external suppliers that resulted in an increase in the purchase costs for the reporting period.
     Employee Compensation Costs The employee compensation costs of the Group for the six months ended June 30, 2010 were RMB37,704 million, increased by RMB7,130 million from RMB30,574 for the six months ended June 30, 2009, representing an increase of 14.8% when compared with the same period of the preceding year. After excluding the effects of the acquisition of the city gas businesses, the refining assets and Singapore Petroleum Company Limited, the main reason for such increase was as a result of the financial crisis, the employee compensation costs remained at a relative low level in the first half of 2009. Following the improvement in the operating environment in 2010, the employee compensation costs of the front line employees increased to a certain extent during the reporting period.
     Exploration Expenses Exploration expenses increased 42.3% from RMB11,107 million for the six months ended June 30, 2009 to RMB15,809 million for the six months ended June 30, 2010. This was primarily due to the fact that the Group made further expenditure in the oil and gas exploration, in order to further strengthen its foundation in terms of oil and gas resources.
     Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation of the Group increased 30.3% from RMB42,859 million for the six months ended June 30, 2009 to RMB55,852 million for the six months ended June 30, 2010. This was primarily due to: (i) the addition of newly acquired assets and new projects which commenced production in the second half of 2009, resulting in an increase in the depreciation and depletion; (ii) an increase in the average carrying amount of fixed assets and the average net value of oil and gas assets as a result of the continuing increase in the scale of the Company’s capital expenditure, which also resulted in the increase of the depreciation and depletion.

     Selling, General and Administrative Expenses Selling, general and administrative expenses increased 26.2% from RMB27,027 million for the six months ended June 30, 2009 to RMB34,113 million for the six months ended June 30, 2010. This was primarily due to: (i) the completion of the acquisition of the city gas businesses, the refining assets and Singapore Petroleum Company Limited in the second half of 2009 resulting in an increase in the selling and administrative expenses as compared with the same period of the preceding year; and (ii) an increase in the products delivery volume and business expansion resulting in an increase in transportation charges, rental charges and other relevant expenses.
     Taxes other than Income Taxes Taxes other than income taxes increased 57.2% from RMB56,727 million for the six months ended June 30, 2009 to RMB89,194 million for the six months ended June 30, 2010. This was primarily due to: (i) a sharp increase in the special levy on the sale of domestic crude oil from RMB2,385 million for the first half of 2009 to RMB25,851 million for the first half of 2010, as a result of the rising international crude oil prices; and (ii) an increase in fuel consumption tax from RMB39,702 million for the first half of 2009 to RMB43,442 million for the first half of 2010, as a result of the increase in the sales volume of refined products when compared with the same period of the preceding year.
     Other Expenses, net Other expenses, net, increased by RMB595 million from RMB66 million for the six months ended June 30, 2009 to RMB661 million for the six months ended June 30, 2010.
     Profit from Operations The Group’s profit from operations was RMB88,935 million for the six months ended June 30, 2010, representing an increase of 34.8% from the same period in the preceding year of RMB66,000 million.
     Net Exchange Loss Net exchange loss decreased from RMB838 million for the six months ended June 30, 2009 to RMB202 million for the six months ended June 30, 2010. The decrease in the net exchange loss was mainly due to the changes in the exchange rate fluctuation of currencies like the Tenge against the Renminbi in the first half of 2009 being higher than that of the first half of 2010.
     Net Interest Expenses Net interest expenses increased by RMB478 million, from RMB2,047 million for the six months ended June 30, 2009 to RMB2,525 million for the six months ended June 30, 2010. The increase in the net interest expense was mainly due to a substantial increase in the balance of interest-bearing debts in order to maintain a sufficient level of capital for production, operations and capital construction projects, thereby resulting in an increase in interest expense when compared with the same period of the preceding year.
     Profit before Income Tax Expense Profit before income tax expense was RMB88,648 million for the six months ended June 30, 2010, representing an increase of 38.8% from the same period in the preceding year of RMB63,854 million.

     Income Tax Expense Income tax expense increased 54.2% from RMB11,810 million for the six months ended June 30, 2009 to RMB18,210 million for the six months ended June 30, 2010. The increase was primarily due to an increase in the taxable income for the reporting period.
     Profit for the period Net profit of the Group amounted to RMB70,438 million for the six months ended June 30, 2010, representing an increase of 35.3% from the same period in the preceding year of RMB52,044 million.
     Profit attributable to non-controlling interest of the Company (“profit attributable to minority interest”) Profit attributable to non-controlling interest was RMB1,543 million for the six months ended June 30, 2009, and profit attributable to non-controlling interest was RMB5,108 million for the six months ended June 30, 2010. This was primarily due to the low international crude oil prices during the first half of 2009 and a relatively sharp increase in the international crude oil prices during the first half of 2010 when compared with the same period of the preceding year, resulting in a significant increase in the net profit of some subsidiaries and therefore, the profit attributable to non-controlling interest of the Company.
     Profit attributable to Owners of the Company Profit attributable to owners of the Company amounted to RMB65,330 million for the six months ended June 30, 2010, representing an increase of 29.4% from the corresponding period in the preceding year of RMB50,501 million.
     (2) Segment Results
     Exploration and Production
     Turnover Turnover increased 60.9% from RMB162,688 million for the six months ended June 30, 2009 to RMB261,793 million for the six months ended June 30, 2010. The increase was primarily due to a rise in the prices of oil and gas products including crude oil and natural gas and an increase in sales volumes. The average realised crude oil price of the Group in the first half of 2010 was US$72.42 per barrel, representing an increase of 70.6% from US$42.46 per barrel during the first half of 2009.
     Operating Expenses Operating expenses increased 50.7% from RMB125,048 million for the six months ended June 30, 2009 to RMB188,421 million for the six months ended June 30, 2010. The increase was primarily due to an increase in the purchase costs of imported crude oil and a sharp increase in the payment of special levy on the sale of domestic crude oil by the Group.

     Profit from Operations During the first half of 2010, the Exploration and Production segment used its best effort to modify the development model, organised its production and operations in a scientific manner, strengthened cost controls and fully implemented precision management. Profit from operations increased 94.9% from RMB37,640 million for the six months ended June 30, 2009 to RMB73,372 million for the six months ended June 30, 2010. The Exploration and Production segment remains the most important contributor to the profit of the Group.
     Refining and Chemicals
     Turnover Turnover increased 47.5% from RMB216,988 million for the six months ended June 30, 2009 to RMB320,163 million for the six months ended June 30, 2010. The increase was primarily due to a rise in refined products price and increase of sales volume of refined products.
     Operating Expenses Operating expenses increased 57.5% from RMB199,796 million for the six months ended June 30, 2009 to RMB314,705 million for the six months ended June 30, 2010. The increase was primarily due to the increase in the purchase costs of crude oil and feedstock oil from external suppliers.
     Profit from Operations During the first half of 2010, the Refining and Chemicals segment continued to focus on profitability, strengthened production organisation and coordination, and continued to intensify management of benchmark indicators. Costs were under effective control. However, as a result of the rise in crude oil prices, refining margin began to fall. Profit from operations decreased 68.3% from RMB17,192 million for the six months ended June 30, 2009 to RMB5,458 million for the six months ended June 30, 2010.
     Marketing
     Turnover Turnover rose 76.5% from RMB302,225 million for the six months ended June 30, 2009 to RMB533,280 million for the six months ended June 30, 2010. The rise in turnover was primarily due to a rise in refined product prices, an increase in sales volumes of refined products and an increase in turnover from the trading of oil products.
     Operating Expenses Operating expenses increased 78.3% from RMB294,932 million for the six months ended June 30, 2009 to RMB525,749 million for the six months ended June 30, 2010. The increase was primarily due to an increase in the purchase costs of refined products from external suppliers and an increase in the operating expenses of the trading of oil products.
     Profit from Operations During the first half of 2010, the Marketing segment continued to focus on sales volume as well as profitability. Flexible and effective marketing plans were adopted and measures were taken to improve the quality of development. In the midst of abundant supply in resources coupled with an increasingly competitive operating environment, profit from operations increased 3.3% from RMB7,293 million for the six months ended June 30, 2009 to RMB7,531 million for the six months ended June 30, 2010.
     Natural Gas and Pipeline
     Turnover Turnover increased 51.0% from RMB35,074 million for the six months ended June 30, 2009 to RMB52,945 million for the six months ended June 30, 2010. The increase was primarily due to: (1) an increase in the sales volume of natural gas and the volume of natural gas from pipeline transmission together with a rise in natural gas price; and (2) the Group expanded businesses including the city gas business and LPG business. During the reporting period, the sales revenue of businesses including city gas and LPG increased.
     Operating Expenses Operating expenses increased 65.5% from RMB25,207 million for the six months ended June 30, 2009 to RMB41,730 million for the six months ended June 30, 2010. The increase was primarily due to an increase in the purchase costs of natural gas and an increase in depreciation charges.
     Profit from Operations During the first half of 2010, the Natural Gas and Pipeline segment remained focused on safe and smooth operation and transmission and on increasing profitability. The Group continued to strengthen the overall balance of production, transportation, marketing and storage. Profit contribution from the Natural Gas and Pipeline segment to the Group continues to grow. Profit from operations increased 13.7% from RMB9,867 million for the six months ended June 30, 2009 to RMB11,215 million for the six months ended June 30, 2010.
     (3) Cash Flows
     As at June 30, 2010, the primary sources of funds of the Group were cash provided by operating activities and short-term and long-term borrowings. The funds of the Group were mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings and distribution of dividends to equity holders of the Company.
     The table below sets forth the cash flows of the Group for the six months ended June 30, 2010 and June 30, 2009, respectively, and the amount of cash and cash equivalents as at the end of each period:

	Six months ended June 30,
	2010	2009
	RMB million	RMB million
Net cash flows provided by operating activities	147,499	132,169
Net cash flows used for investing activities	(115,267)	(92,673)
Net cash flows from financing activities	8,177	17,242
Translation of foreign currency	(67)	(656)
Cash and cash equivalents at the end of the period	127,267	89,232

     Net Cash Flows Provided by Operating Activities
     The net cash flows of the Group provided by operating activities for the six months ended June 30, 2010 were RMB147,499 million, representing an increase of 11.6% compared with RMB132,169 million generated for the six months ended June 30, 2009. This was mainly due to the increase in the net profit of the first half of 2010 as compared with the same period of the preceding year. As at June 30, 2010, the Group had cash and cash equivalents of RMB127,267 million. The cash and cash equivalents were mainly denominated in Renminbi (approximately 89.5% were denominated in Renminbi, 7.3% were denominated in US Dollars, 1.9% were denominated in Hong Kong dollars and 1.3% were denominated in other currencies).
     Net Cash Flows Used for Investing Activities
     The net cash flows of the Group used for investing activities for the six months ended June 30, 2010 were RMB115,267 million, representing an increase of 24.4% compared with RMB92,673 million used for the six months ended June 30, 2009. The increase in cash flows used for investing activities was primarily due to an increase in cash payments for capital expenditures.
     Net Cash Flows From Financing Activities
     The net cash flows of the Group from financing activities for the six months ended June 30, 2010 were RMB8,177 million, representing a decrease of 52.6% compared with the net cash flows from financing activities of RMB17,242 million during the six months ended June 30, 2009. This was primarily due to the smaller net amount of new borrowings against repaid borrowings as compared with the same period of 2009.
     The net borrowings of the Group as at June 30, 2010 and December 31, 2009, respectively, were as follows:

	As at June 30, 2010	As at December 31, 2009
	RMB million	RMB million
Short-term borrowings (including current portion of long-term borrowings)	140,765	148,851
Long-term borrowings	130,509	85,471

Total borrowings	271,274	234,322

Less: Cash and cash equivalents	127,267	86,925

Net borrowings	144,007	147,397

     Maturities of long-term borrowings of the Group were as follows:

	As at June 30, 2010	As at December 31, 2009
	RMB million	RMB million
To be repaid within one year	6,185	14,229
To be repaid within one to two years	38,085	12,212
To be repaid within two to five years	51,849	62,821
To be repaid after five years	40,575	10,438

	136,694	99,700

     Of the total borrowings of the Group as at June 30, 2010, approximately 75.0% were fixed-rate loans and approximately 25.0% were floating-rate loans. Of the borrowings as at June 30, 2010, approximately 83.6% were denominated in Renminbi, 10.7% were denominated in US Dollars, 5.6% were denominated in Canadian Dollars and 0.1% were denominated in other currencies.
     As at June 30, 2010, the gearing ratio of the Group (gearing ratio=interest-bearing debts/(interest-bearing debts + total equity)) was 22.1% (As at December 31, 2009: 20.5%).
     (4) Capital Expenditures
     For the six months ended June 30, 2010, capital expenditures of the Group were RMB87,528 million, representing an increase of 12.1% from the same period of 2009 of RMB78,081 million. This was primarily due to the increased investment in the exploration and production and integrated refining and chemical operations by the Group. The following table sets out the capital expenditures incurred by the various segments of the Group for the six months ended June 30, 2010 and for the six months ended June 30, 2009 and the estimated capital expenditures for the various segments of the Group for the whole year of 2010.

	For the first half of 2010		For the first half of 2009		Estimates for 2010
	RMB million	(%)	RMB million	(%)	RMB million	(%)
Exploration and Production*	46,140	52.7	38,804	49.7	161,400	53.6
Refining and Chemicals	15,229	17.4	8,872	11.4	49,500	16.5
Marketing	4,030	4.6	2,293	2.9	24,100	8.0
Natural Gas and Pipeline	21,994	25.1	27,096	34.7	62,000	20.6
Other	135	0.2	1,016	1.3	3,900	1.3

Total	87,528	100.0	78,081	100.0	300,900	100.0

*	If investments related to geological and geophysical exploration costs were included, the capital expenditures and investments for the Exploration and Production segment for the first half of 2009 and the first half of 2010, and the estimates for the same in 2010 would be RMB44,176 million, RMB52,229 million and RMB175,200 million, respectively.
     Exploration and Production
     For the six months ended June 30, 2010, capital expenditures in relation to the Exploration and Production segment amounted to RMB46,140 million which were mainly used in oil and gas exploration projects in Songliao Basin, Bohai Bay Basin, Erdos Basin, Sichuan Basin, Tarim Basin and Junggar Basin, the construction of key production facilities at various oil and gas fields and the joint oil and gas exploration and development of projects overseas.
     The Group anticipates that capital expenditures for the Exploration and Production segment for the twelve months ending December 31, 2010 will amount to RMB161,400 million. Exploration activities in China will mainly be focused on the overall control of the key oil and gas regions such as Songliao Basin, Bohai Bay Basin, Erdos Basin, Sichuan Basin and Tarim Basin. Development activities will be focused on the construction of new proved oil and gas fields, while efforts to maintain stable or increasing output will also be focused on areas such as Daqing, Changqing, Southwest and Tarim oil and gas fields. International business will be focused on the oil and gas exploration and development in Central Asia and the Middle East.
     Refining and Chemicals
     Capital expenditures for the Group’s Refining and Chemicals segment for the six months ended June 30, 2010 amounted to RMB15,229 million, which were mainly used for the construction of large refining facilities at Guangxi Petrochemical, Sichuan Petrochemical, Ningxia Petrochemical and Huhhot Petrochemical and the construction of large scale ethylene projects such as Sichuan Petrochemical, Fushun Petrochemical and Daqing Petrochemical projects.
     The Group anticipates that capital expenditures for the Refining and Chemicals segment for the twelve months ending December 31, 2010 will amount to RMB49,500 million, which will mainly be used for large scale refining projects and the construction of major ethylene projects including Sichuan Petrochemical, Guangxi Petrochemical, Ningxia Petrochemical, Huhhot Petrochemical, Fushun Petrochemical and Daqing Petrochemical.
     Marketing
     Capital expenditures for the Marketing segment for the six months ended June 30, 2010 amounted to RMB4,030 million, which were mainly used for the construction of sales network facilities including service stations and oil storage tanks.

     The Group anticipates that capital expenditures for the Marketing segment for the twelve months ending December 31, 2010 will amount to RMB24,100 million, which are expected to be used primarily for the construction and expansion of efficient sales networks.
     Natural Gas and Pipeline
     Capital expenditures for the Natural Gas and Pipeline segment for the six months ended June 30, 2010 amounted to RMB21,994 million, which were mainly used in the construction of projects including the Second West-East Gas Pipeline and the Sino-Russia Crude Oil and other pipeline projects.
     The Group anticipates that capital expenditures for the Natural Gas and Pipeline segment for the twelve months ending December 31, 2010 will amount to RMB62,000 million, which are expected to be used primarily for the construction of key oil and gas transmission pipelines such as the Second West-East Gas Pipeline and Sino-Russia Crude Oil Pipeline and associated LNG and gas storage facilities.
     Other
     Capital expenditures for the Other segment for the six months ended June 30, 2010 were RMB135 million.
     The Group anticipates that capital expenditures for the Other segment for the twelve months ending December 31, 2010 will amount to RMB3,900 million, which are expected to be used primarily for scientific research and development activities and the establishment of information systems.

     2. The financial data set out below is extracted from the consolidated financial statements of the Group prepared under CAS
     (1) Principal operations by segment under CAS

				Change in	Change in
				income from	cost of
				principal	principal
				operations	operations
				compared	compared
	Income from	Cost of		with the	with the
	principal	principal		same period	same period
	operations for	operations		of the	of the	Increase
	the first half of	for the first	Gross	preceding	preceding	(decrease) in
	2010	half of 2010	margin*	year	year	gross margin
						(Percentage
	RMB million	RMB million	(%)	(%)	(%)	points)
Exploration and production	256,115	131,155	34.9	61.2	31.4	3.8
Refining and chemicals	317,181	249,107	6.1	48.5	74.0	(6.6)
Marketing	530,369	499,710	5.7	76.8	82.8	(2.8)
Natural gas and pipeline	52,397	39,373	23.6	51.2	66.4	(6.7)
Other	75	34	50.7	134.4	(27.7)	135.1
Inter-segment elimination	(483,795)	(482,713)	—	—	—	—
Total	672,342	436,666	22.5	66.1	82.9	(5.3)

*	Gross margin=Profit from principal operations / Income from principal operations
     During the reporting period, the total amount of connected transactions between the Group and CNPC and its subsidiaries in respect of sales of products and provision of services amounted to RMB18,377 million.
     (2) Principal operations by region under CAS

			Change compared with
			the same period of the
	First half of 2010	First half of 2009	preceding year
Operating income	RMB million	RMB million	(%)
Mainland China	504,892	341,424	47.9
Other	179,905	73,853	143.6
Total	684,797	415,277	64.9

     (3) Business Prospect in the Second Half of 2010
     In the second half of 2010, the global economy is expected to show prospects of sustained recovery, and the PRC economy shows stronger signs of rebound. China’s economy is expected to maintain a rapid growth, and demand in petroleum and petrochemical markets is expected to rise accordingly. However, affected by factors including exchange rate fluctuations of the US Dollar, regional political uncertainties and speculative activities, international crude oil prices may fluctuate drastically with high frequency over the near future, and the operating environment for the petroleum and petrochemical industry may also face numerous uncertainties. Confronted with complicated and ever changing macro-economic environment, the Group will continue to vigorously implement its three key strategies on “resources, marketing and internationalisation”, place emphasis on the quality and profitability principles and fully leverage on its integrated operations advantage. The Group will also organise production and operations in a scientific manner, make efforts in structural adjustment and optimisation, with a view to continuously improve its innovation capability, proactively accelerate the transformation of business development pattern, continually enhance corporate management and maintain a fast but steady development of the Group’s production and operations.
     In respect of exploration and production operations, the Group will continue to implement the “Peak Growth in Oil and Gas Reserves” Program and maintain its leading position in the upstream operations in China. The Group will place great emphasis on large-scale, efficient and scientific exploration and carry out exploration at key basins and major projects. Preliminary exploration and venture exploration will be strengthened and meticulous exploration in the mature areas will also be firmly implemented, all with a view to make efforts for strategic discoveries and a sizable increase in reserves. In the development of oil and gas fields, the Group will uphold the principle of overall arrangement, overall exploration, overall development and scale operation for new oilfields, strengthen the work to lay a firm foundation for oilfield development and secondary recovery at mature oilfields. Major development tests will be organised in a scientific manner in order to promote the transformation of the development methods of mature oilfields and lay a sound foundation for the stable production of oilfields. The Group will continue to grow its coal-seam gas business and expedite the development of its natural gas business. The Group will continue to regard natural gas operations as a business of key growth and strategic importance, focusing on the development of key gas regions and maintaining a momentum of rapid yet safe and steady growth.
     In respect of refining and chemicals operations, the Group will continue to uphold its profitability-focused and market-oriented principles by optimising the crude oil resources allocation and ensuring the mutual supply of chemical materials in a scientific manner, thereby increasing the processing load and improving the overall profitability of refining and chemical business. The Group will keep abreast of market changes, adjust the marketing strategy for its chemical products flexibly, stabilise prices and reduce the inventory, expand its distribution channels, with a view to improve its service quality, improve the retention rate of quality clients and increase the proportion of direct sales. The Group will speed up the strategic adjustment of the overall planning and structuring of the refining and chemicals operations, and push forward the construction of large refining projects in coastal areas, southern China and other strategically important areas in an orderly and swift manner, so as to ensure the continuing growth of refining and chemical production capacities.
     In respect of the sale of refined products, the Group will make further efforts to increase its market share and improve its retailing capability by further strengthening market analysis and research, adjusting its marketing strategy in a timely manner based on market changes and making comprehensive arrangements for allocation of resources. The Group will also strengthen the coordination between production and marketing and place stronger efforts in the development of marketing network and despatch priority in order to maintain the market share in the mature markets and make early breakthroughs in new markets. The Group will also accelerate the construction of reserve oil depots for refined products in order to establish an efficient, safe and stable supply support system with flexible despatch ability. The Group will also uphold the profitability-focused principle, promote the sales of non-fuel products in an orderly, efficient and compliant manner in order to raise the profit margins of service stations.
     In respect of natural gas and pipeline operations, the Group will give overall consideration to resources and market by making appropriate arrangements for the construction and operation of key oil and gas pipelines and further improving the emergency plan for gas supply and following up with the change of market demand timely. Overall balance of production, transportation, marketing and storage will be enhanced. A safe, stable and orderly gas supply can be achieved by utilising various resources and adjustment mechanisms. The Group will also optimise its gas supply structure by making more efforts in the market development of natural gas business, making proper arrangements for marketing plans, increasing the market size and ensuring a rapid growth of its natural gas business.
     In respect of international operations, the Group will further enhance its capability in optimising resources globally, continue to expand its international energy co-operation for mutual benefits, ensuring optimal operations of the existing overseas projects and implementation of new projects, uphold the profitability-focused principle, optimise the structure of overseas oil and gas investments and control its operating cost. The Group will also accelerate the development of its international trading business, build a competitive international trade system and further increase the scale of its international trading business.

     2. Utilisation of proceeds from fund raising

Total amount of proceeds	In October 2007, the Company issued 4 billion A shares. The total proceeds and net proceeds from such issuance were RMB66,800 million and RMB66,243 million, respectively.		Total amount of proceeds used during the reporting period	RMB594 million
			Accumulated amount of proceeds used	RMB62,215 million
	Proposed		Actual	Realised
	investment	Modification	investment	return on	Progress as	Achieved
Committed project	(RMB million)	of the project	(RMB million)	investment	planned	expected return
Project to increase the crude oil production capacity of Changqing Oilfield	6,840	No	6,840	Achieved expected return	Yes	Yes
Project to increase the crude oil production capacity of Daqing Oilfield	5,930	No	5,930	Achieved expected return	Yes	Yes
Project to increase the crude oil production capacity of Jidong Oilfield	1,500	No	1,391	To be confirmed only upon commissioning	Yes	To be confirmed only upon commissioning
Dushanzi Petrochemical’s projects - processing and refining sulphur-bearing crude oil imported from Kazakhstan and ethylene technology development projects	17,500	No	17,500	Achieved expected return	Yes	Yes
Daqing Petrochemical 1.2 million tons/year ethylene redevelopment and expansion project	6,000	No	2,081	To be confirmed only upon commissioning	Yes	To be confirmed only upon commissioning

Total	37,770		33,742

Projects not progressing as planned and not achieving expected return	—
Projects modified and modification procedures	—
Application and status of unused proceeds	The unutilised portion of the net proceeds from the A share issuance has been deposited into the designated bank accounts maintained by the Company.

     3. Projects not funded by proceeds from fund raising
Unit: RMB million

	Total project
Name of project	amount	Progress of project	Project return
Guangxi Petrochemical project refining 10 million tons of crude oil per year	15,120	Principal installation completed, preparation for commissioning in progress	To be confirmed only upon commissioning
Sichuan Petrochemical project with an ethylene output of 0.8 million tons per year	22,049	Commencement of principal installation	To be confirmed only upon commissioning
Fushun Petrochemical one million tons per year ethylene technology development project	15,606	Commencement of principal installation	To be confirmed only upon commissioning
Sino-Russia Crude Oil Pipeline (Mohe — Daqing)	8,780	Completion of principal structure	To be confirmed only upon commissioning
Second West-East Gas Pipeline	142,243	Western pipeline has been completed, principal structure of eastern pipeline basically completed	To be confirmed only upon commissioning

Total	203,798	—	—

By	order of the Board
Jiang Jiemin
Chairman

Beijing, PRC
August 26, 2010

SIGNIFICANT EVENTS
     1. Governance of the Company
     During the reporting period, the Company has been operating in accordance with domestic and overseas regulatory requirements. With reference to the status quo of the Company and in accordance with the Articles of Association of the Company (the “Articles of Association”) and related laws, regulations and listing rules, the Company has been constantly adopting, improving and effectively implementing work systems and related work processes for the Board and its various specialised committees. In order for the Company to be more adaptive to the new regulatory requirements, the Eighth Meeting of the Fourth Session of the Board considered and adopted the revised Regulations of the Company on Disclosure of Information, thereby enhancing the accountability of the persons responsible for disclosing information in annual reports, and adopted the Rules and Regulations on Registration of Holders of Insider Information, thereby further optimising the Company’s efforts in keeping confidential any insider information to be publicly disclosed in annual reports before its formal release. During the reporting period, through the co-ordination and checks and balances among the Shareholders’ General Meeting, the Board and the respective specialised committees, the Supervisory Committee and the management led by the President of the Company together with the effective operations of the internal control systems, the internal management operations of the Company have been further standardised and the level of its corporate governance has been continually enhanced.
     2. Compliance with Code on Corporate Governance Practices
     The Company has complied with the code provisions under the Code on Corporate Governance Practices set out in Appendix 14 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “HKEx Listing Rules”) applicable during the six months ended June 30, 2010.
     3. Final Dividends for 2009 and Interim Dividends for 2010 and Closure of Register of Members
     (1) Final Dividends for 2009
     Final dividends in respect of 2009 of RMB0.13003 per share (inclusive of tax) amounted to a total of RMB23,799 million were approved by the shareholders at the annual general meeting of the Company on May 20, 2010 and were paid on June 30, 2010.
     (2) Interim Dividends for 2010 and Closure of Register of Members

     The Board was authorised by the shareholders to approve the distribution of an interim dividend for 2010 at the shareholders’ meeting held on May 20, 2010. The Board has resolved to declare and pay to all shareholders of the Company of interim dividends of RMB0.16063 per share (inclusive of tax) for the six months ended June 30, 2010 on the basis of 183,020,977,818 total shares of the Company as at June 30, 2010. The total amount of the interim dividends payable is RMB29,399 million.
     The interim dividends of the Company will be paid to shareholders whose names appear on the register of members of the Company at the close of business on September 15, 2010. The register of members of H shares will be closed from September 10, 2010 to September 15, 2010 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the interim dividends, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited no later than 4:30 p.m. on September 9, 2010. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited Shanghai Branch Company at the close of trading on the Shanghai Stock Exchange in the afternoon of September 15, 2010 will be eligible for the interim dividends.
     In accordance with the relevant provisions of the Company’s Articles of Association, dividends payable to the shareholders of the Company shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi while dividends payable to the holders of H shares shall be paid in Hong Kong Dollars to be calculated based on the average of the closing exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the interim dividends by the Board of Directors.
     According to the Law on Corporate Income Tax of the People’s Republic of China and the relevant implementing rules which came into effect on January 1, 2008, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the register of members of H share of the Company. Any H shares registered in the name of non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organisations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. The Company will not withhold and pay income tax in respect of the dividends payable to any natural person shareholders whose names appear on the Company’s register of members for H shares as at September 15, 2010.
     Should any holder of H shares wish to change their shareholder status, please consult their agent or trust institution over the relevant procedure. The Company will withhold payment of the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on what has been registered on the Company’s H share register of members at the close of business on September 15, 2010. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding of corporate income tax.
     4. Material litigation and arbitration events
     The Company was not involved in any material litigation or arbitration during the reporting period.
     5. External Investments
     (1) Interests in other listed securities held by the Company
     As at the end of the reporting period, interests in other listed securities held by the Group were as follows:
Unit: HK$ million

					Book value as at
		Initial investment	Number of shares		the end of the		Source of
Stock code	Stock short name	amount	held (million)	Shareholding (%)	period	Financial accounts	shareholding
135	KUNLUN ENERGY (1)	742	251,392	50.74	742	Long term investment	Acquisition

Note 1:	The Group held the shares in Kunlun Energy Limited (formerly known as CNPC (HK) Limited), a company whose shares are listed on the Hong Kong Stock Exchange, through Sun World Limited, its overseas wholly-owned subsidiary.
     (2) Shareholding of the Company in commercial banks, securities companies, insurance companies, trust companies, future companies and other financial corporations
     On May 20, 2010, the shareholders of the Company considered and approved the subscription of new registered capital (the “Capital Injection”) in China Petroleum Finance Co., Ltd.. The Capital Injection was approved by the China Banking Regulatory Commission on June 23, 2010. As of June 30, 2010, the Company has paid a consideration of RMB9,618 million and China Petroleum Finance Co., Ltd. is undergoing relevant process for completion. Upon completion of the Capital Injection, the equity interest of the Company in China Petroleum Finance Co., Ltd. shall be increased to 49%.
     (3) Investment in securities
     During the reporting period, no disclosure is required to be made.
     6. Acquisition, Sale of Assets and Restructuring of Assets
     The Group has no major acquisition or major disposal during the reporting period.

     Among the acquisitions of assets announced by the Company in the previous reporting period, other than the termination of the acquisition of shareholding interests in South Oil Exploration and Development Co., Ltd. (For further details, please refer to the announcement of the Company published on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange on August 19, 2010 and August 20, 2010, respectively) and the acquisition of the contractual rights under the Production Sharing Contract on the Bagtyiarlyk area at Amu Darya Right Bank in Turkmenistan, and the relevant assets and liabilities was still in progress, acquisitions of assets as previously announced by the Company have all been completed. Such acquisitions do not have any impact on the continuity of the Group’s business and the stability of its management.
     7. Material connected transactions
     (1) One-off connected transaction
     Subscription for new capital of China Petroleum Finance Co., Ltd. (“CPF”)
     On March 24 and 25, 2010, the Board of Directors of the Company reviewed and approved the subscription agreement among the Company, CNPC and CPF, pursuant to which the Company shall contribute a total capital of RMB9.618 billion (approximately HK$10.965 billion) to subscribe for new registered capital of RMB2.441 billion (approximately HK$2.783 billion) and credit the remaining RMB7.177 billion (approximately HK$8.182 billion) to the capital reserve of CPF. Upon completion of the subscription, the Company’s shareholding in CPF will increase from 7.5% to 49%. CNPC is the controlling shareholder of the Company, and held 92.5% shareholding in CPF before such subscription. Pursuant to the listing rules of the Shanghai Stock Exchange (the “SSE Listing Rules”) and the HKEx Listing Rules, CNPC and CPF are connected persons of the Company and accordingly the subscription constituted a connected transaction of the Company. The transaction was approved at the Annual General Meeting for the year 2009 and approval from the China Banking Regulatory Commission under the document Yin Jian Fu [2010] No. 278 on June 23, 2010. Details of the transaction were published on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange respectively on March 25 and 26, 2010 and May 20 and 21, 2010.
     (2) Continuing connected transaction
     (a) Connected transactions with CNPC
     Pursuant to the HKEx Listing Rules and the SSE Listing Rules, CNPC is a connected person of the Company as it is the controlling shareholder of the Company, and the transactions between the Group and CNPC as well as the jointly-held entities constitute connected transactions of the Company. The Group and CNPC as well as the jointly-held entities continue to carry out certain existing continuing connected transactions. The Company has obtained independent shareholders’ approval at the general meeting held on October 21, 2008 for a renewal of the existing continuing connected transactions and the new continuing connected transactions, and the proposed new caps for existing continuing connected transactions and the new continuing connected transactions for the period from January 1, 2009 to December 31, 2011.
     The Group and CNPC as well as the jointly-held entities will continue to carry out the existing continuing connected transactions referred to in the following agreements:
     1) Comprehensive Products and Services Agreement
     2) Land Use Rights Leasing Contract
     3) Buildings Leasing Contract and Supplementary Buildings Leasing Agreement
     4) Intellectual Property Licensing Contracts
     5) Contract for the Transfer of Rights under Production Sharing Contracts
     6) Debts Guarantee Contract
     Details of the above agreements were set out in the section headed “Connected Transactions” of the 2008 annual report of the Company published on the website of Shanghai Stock Exchange on March 26, 2009. Details of the amendments to the Comprehensive Products and Services Agreement were published on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange on August 27 and 28, 2008 respectively, and were also set out in the documents published on the website of Shanghai Stock Exchange in respect of the Second Extraordinary General Meeting of the Company in 2008.
     (b) Products and Services Agreement with Beijing Gas Group Company Limited (“Beijing Gas”)
     Pursuant to the HKEx Listing Rules, as Beijing Gas is a substantial shareholder of Beijing Huayou Natural Gas Company Limited, a subsidiary of the Group, transactions between the Group and Beijing Gas constitute connected transactions of the Company. The Company entered into the Beijing Gas Products and Services Agreement with Beijing Gas on September 1, 2005. Under the agreement, the Group shall continuously provide products and services to Beijing Gas, including but not limited to the provision of natural gas and natural gas related pipeline transmission services. The agreement was effective from January 1, 2006 with a term of 3 years. Pursuant to the supplemental agreement to the Beijing Gas Products and Services Agreement dated August 27, 2008, the Beijing Gas Products and Services Agreement shall be extended for 3 years, commencing from January 1, 2009 to December 31, 2011. Details of the transaction were published on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange on August 27 and 28, 2008, respectively.

     (c) Products and Services Agreement with China Railway Materials and Suppliers Corporation (“CRMSC”)
     Pursuant to the HKEx Listing Rules and the SSE Listing Rules, as CRMSC is a substantial shareholder of PetroChina & CRMSC Oil Marketing Company Limited, a subsidiary of the Group, transactions between the Group and CRMSC constitute connected transactions of the Company. The Company entered into the CRMSC Products and Services Agreement with CRMSC on September 1, 2005. Under the agreement, the Group shall continuously provide products and services to CRMSC, including but not limited to refined products (such as gasoline, diesel and other petroleum products). The agreement was effective from January 1, 2006 with a term of 3 years. Pursuant to the supplemental agreement to the CRMSC Products and Services Agreement dated August 27, 2008, the CRMSC Products and Services Agreement shall be extended for 3 years, commencing from January 1, 2009 to December 31, 2011. The supplemental agreement and annual caps were approved at the general shareholders meeting held on October 21, 2008. Details of relevant transactions were published on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange on August 27 and 28, 2008, respectively.
     (3) Performance of the Continuing Connected Transaction During the Reporting Period
     During the reporting period, in accordance with the CAS, the total transaction amounts of the connected transactions incurred between the Group and its connected parties were RMB119,250 million, of which the transaction amounts resulting from the sales of goods and provision of services by the Group to its connected parties amounted to RMB22,918 million, representing 3.34% of the amount of similar transactions of the Group, and the transaction amounts resulting from the purchase of goods and provision of services from the connected parties to the Group amounted to RMB96,332 million, representing 16.91% of the amount of similar transactions of the Group. The balance of the capital provided by the connected parties to the Group amounted to RMB73,838 million.
     (4) Details of the connected transactions during the reporting period have been set out in Note 51 to the financial statements of the Group prepared under CAS and Note 19 to the consolidated condensed financial statements of the Group prepared under IFRS.
     8. Material Contracts and Performance
     (1) During the reporting period, there were no trusteeship, sub-contracting and leasing of assets of other companies by the Company which would contribute profit to the Company of 10% or more of its total profits for the year.
     (2) The Group had no material guarantee during the reporting period.

     (3) The Company did not entrust any other person to carry out money management during the reporting period nor were there any such entrustment that was extended from prior period to the reporting period.
     (4) Save as disclosed in this interim report, during the reporting period, the Company did not enter into any material contract which requires disclosure.
     9. Performance of Commitments
     Specific undertakings made by CNPC, the controlling shareholder of the Company, as at the end of the reporting period, include:
     (1) According to the Restructuring Agreement entered into between CNPC and the Company on March 10, 2000, CNPC has undertaken to indemnify the Company against any claims or damages arising or resulting from certain matters in the Restructuring Agreement.
     (2) According to the Non-Competition Agreement entered into between CNPC and the Company on March 10, 2000, CNPC has undertaken to the Company that CNPC will not, and will procure its subsidiaries not to, develop, operate, assist in operating nor participate in any businesses by itself or jointly with another company within or outside the PRC that will compete with or lead to competition with the core businesses of the Group. According to the Agreement, CNPC has also granted to the Company pre-emptive rights to transaction with regards to part of its assets.
     (3) CNPC undertook that “for a period of 36 months commencing from the date of listing of the A shares of the Company on the Shanghai Stock Exchange, it will not transfer or entrust others for the management of the A shares which it holds, or allow such shares to be repurchased by the Company. However, certain shares held by CNPC, which may be subsequently listed on overseas stock exchanges after obtaining necessary approvals in the PRC, are not subject to the restriction of the 36-month lock-up period.”
     The above undertakings have been performed in accordance with the manner as disclosed in the section headed “Performance of Commitments” of the 2009 annual report of the Company and the performance of the above undertakings have not been affected.
     10. Penalties on the Company and its Directors, Supervisors, senior management, controlling shareholder and de facto controller and remedies thereto
     During the reporting period, none of the Directors, Supervisors, senior management, controlling shareholder or de facto controller was subject to any investigation, administrative penalty, denial of participation in the securities market or deemed unsuitable to act as directors by the China Securities Regulatory Commission, nor was there any administrative penalty by other administrative authorities or public condemnation by stock exchanges.
     11. Repurchase, Sale or Redemption of Securities
     The Group did not sell any securities of the Company, nor did it repurchase or redeem any of the securities of the Company during the six months ended June 30, 2010.
     12. Interests of Directors and Supervisors in the Share Capital of the Company
     As at June 30, 2010, save as disclosed herein, none of the Directors or Supervisors had any interest and short positions in any shares, underlying shares or debentures of the Company or any associated corporation within the meaning of Part XV of the SFO required to be recorded in the register mentioned under Section 352 of the SFO or as otherwise notifiable to the Company and the Hong Kong Stock Exchange by the Directors and Supervisors pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.
     13. Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers
     The Company has adopted the Model Code for Securities Transactions for Directors of Listed Issuers contained in Appendix 10 to the HKEx Listing Rules (the “Model Code”) in respect of dealing of the Company’s shares by its directors. Each Director and Supervisor has confirmed to the Company that each of them has complied with the requirements set out in the Model Code.
     14. Audit Committee
     The Audit Committee of the Company formed pursuant to Appendix 14 of the HKEx Listing Rules comprises Mr Franco Bernabè, Mr Chee-Chen Tung, Mr Cui Junhui and Mr Wang Guoliang.
     The Audit Committee of the Company has reviewed and confirmed the announcement of the interim results (summary of the interim report) for the six months ended June 30, 2010.
     15. Other Significant Events
     Issuance of medium-term notes

Date of issue	Amount (RMB million)	Term (years)		Interest per annum
February 5, 2010	11,000	7		4.60%
May 19, 2010	20,000	7	(1)	3.97%
May 19, 2010	20,000	5		3.97%
Note (1):	The second tranche of medium-term notes has a term of 7 years, with an option to determine the interest rate for the issuer and a put option for the investors at the end of the fifth year.

     16. Events after Balance Sheet Date
     On July 14, 2010, the shareholders of Arrow Energy Limited (“Arrow”) approved the proposed acquisition of 100% of the shares of Arrow by CS CSG (Australia) Pty Ltd., a 50-50 joint venture company owned by a subsidiary of the Group and Shell Energy Holdings Australia Ltd. for a cash consideration of Australian Dollar (“AUD”) 4.70 per share. On August 23, 2010, CS CSG (Australia) Pty Ltd. paid a total consideration of AUD3.5 billion (approximately RMB21,120 million).
     17. Disclosure of Other Information
     Save as disclosed above, there have been no material changes in the information disclosed in the annual report of the Group for the year ended December 31, 2009 in respect of matters required to be disclosed under paragraph 46(3) of Appendix 16 to the HKEx Listing Rules.
     18. Index of Information Disclosure

Date of publication (or the
time of release through the
website of the Hong Kong
Stock Exchange or the
Shanghai Stock Exchange,
	Names of newspaper of	if the disclosure was not
Matter	publication	published)	Website of release
Announcement on CSRC Waiver to Controlling Shareholder from Tender Offer	China Securities Journal, Shanghai Securities News and Securities Times	January 5, 2010	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange

Announcement on Resolution at Extraordinary Board Meeting	China Securities Journal, Shanghai Securities News and Securities Times	January 16, 2010	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange

Announcement on Result of the Issue of the First Tranche of Medium-term Notes in 2010	China Securities Journal, Shanghai Securities News and Securities Times	February 11, 2010	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange

Notice of Board Meeting	—	March 12, 2010	Website of the Hong Kong Stock Exchange

H Share Announcement		March 13, 2010	Website of the Shanghai Stock Exchange

Annual Report	—	March 26, 2010	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange

Summary of Annual Report	China Securities Journal, Shanghai Securities News and Securities Times	March 26, 2010	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange

Date of publication (or the
time of release through the
website of the Hong Kong
Stock Exchange or the
Shanghai Stock Exchange,
	Names of newspaper of	if the disclosure was not
Matter	publication	published)	Website of release
Announcement of the Resolutions Passed at the Eighth Meeting of the Fourth Session of the Board of Directors	China Securities Journal, Shanghai Securities News and Securities Times	March 26, 2010	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange

Announcement of the Resolutions Passed at the Eighth Meeting of the Fourth Session of the Supervisory Committee	China Securities Journal, Shanghai Securities News and Securities Times	March 26, 2010	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange

Announcement on Connected Transaction	China Securities Journal, Shanghai Securities News and Securities Times	March 26, 2010	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange

Notice of 2009 Annual General Meeting	China Securities Journal, Shanghai Securities News and Securities Times	April 1, 2010	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange

Notice of Board Meeting	—	April 15, 2010	Website of the Hong Kong Stock Exchange

H Share Announcement		April 16, 2010	Website of the Shanghai Stock Exchange

First Quarterly Report of 2010	China Securities Journal, Shanghai Securities News and Securities Times	April 28, 2010	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange

Announcement on Registration of Medium-term Notes by the National Association of Financial Market Institutional Investors	China Securities Journal, Shanghai Securities News and Securities Times	May 13, 2010	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange

Information on the Annual General Meeting for the Year 2009	—	May 13, 2010	Website of the Shanghai Stock Exchange

Announcement on Resolutions Passed at the Annual General Meeting for the Year 2009	China Securities Journal, Shanghai Securities News and Securities Times	May 21, 2010	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange

Announcement on Result of the Issue of the Second and Third Tranches of Medium-term Notes in 2010	China Securities Journal, Shanghai Securities News and Securities Times	May 25, 2010	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange

Announcement on the Declaration of Final Dividends for 2009 to shareholders of A shares	China Securities Journal, Shanghai Securities News and Securities Times	May 28, 2010	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT
     1. Change of Supervisors and Senior Management of the Company
     During the reporting period, the Board approved that Mr Bo Qiliang and Mr Sun Bo be appointed as Vice Presidents of the Company.
     2. Basic Particulars of the current Directors, Supervisors and other Senior Management
     Directors

Name	Gender	Age	Position

Jiang Jiemin	Male	54	Chairman of the Board
Zhou Jiping	Male	58	Vice Chairman of the Board, President
Wang Yilin	Male	53	Non-executive Director
Zeng Yukang	Male	59	Non-executive Director
Wang Fucheng	Male	60	Non-executive Director
Li Xinhua	Male	57	Non-executive Director
Liao Yongyuan	Male	47	Executive Director, Vice-President
Wang Guoliang	Male	57	Non-executive Director
Jiang Fan	Male	46	Non-executive Director
Chee-Chen Tung	Male	67	Independent Non-executive Director
Liu Hongru	Male	79	Independent Non-executive Director
Franco Bernabè	Male	61	Independent Non-executive Director
Li Yongwu	Male	66	Independent Non-executive Director
Cui Junhui	Male	64	Independent Non-executive Director
     Supervisors

Name	Gender	Age	Position

Chen Ming	Male	59	Chairman of the Supervisory Committee
Wen Qingshan	Male	51	Supervisor
Sun Xianfeng	Male	57	Supervisor
Yu Yibo	Male	46	Supervisor
Wang Yawei	Male	55	Employee Supervisor
Qin Gang	Male	56	Employee Supervisor
Wang Shali	Female	56	Employee Supervisor
Li Yuan	Male	63	Independent Supervisor
Wang Daocheng	Male	70	Independent Supervisor

     Particulars of other Senior Management

Name	Gender	Age	Position

Sun Longde	Male	48	Vice President
Shen Diancheng	Male	51	Vice President
Liu Hongbin	Male	47	Vice President
Zhou Mingchun	Male	43	Chief Financial Officer
Li Hualin	Male	47	Vice President and Secretary to the Board of Directors
Zhao Zhengzhang	Male	53	Vice President
Bo Qiliang	Male	47	Vice President
Sun Bo	Male	50	Vice President
Lin Aiguo	Male	52	Chief Engineer
Wang Daofu	Male	54	Chief Geologist
Huang Weihe	Male	52	Chief Engineer
Information on the Changes in the Shareholding in the Company Held by the Directors, Supervisors and Senior Management
Unit: Share

			Number of			Number of
			shares in the			shares in the
			Company	Increase in		Company
			held as at the	the number	Decrease in	held as at the
			beginning of	of shares	the number of	end of the
		Nature of	the reporting	held in the	shares held in	reporting	Reason for
Name	Position	Shares	period	Company	the Company	period	the change

Yu Yibo	Supervisor	A shares	66,500	—	—	66,500	—

Wang Shali	Supervisor	A shares	7,000	—	—	7,000	—

		H shares	18,000	—	—	18,000	—

DOCUMENTS AVAILABLE FOR INSPECTION
The following documents will be available for inspection at the headquarters of the Company in Beijing upon requests by the relevant regulatory authorities and shareholders in accordance with the Articles of Association and the laws and regulations:
1. The original of the interim report for 2010 signed by the Chairman of the Board.
2. The financial statements under the hand and seal of the Legal Representative, Chief Financial Officer, the Chief Accountant and the Person in Charge of the Accounting Department of the Company.
3. The original copies of the documents and announcements of the Company published in the newspaper designated by the China Securities Regulatory Commission during the reporting period.
4. The Articles of Association of the Company.

CONFIRMATION FROM THE DIRECTORS AND SENIOR MANAGEMENT
According to the relevant provisions and requirements of the Securities Law of the People’s Republic of China and Measures for Information Disclosure of Companies Offering Shares to the Public promulgated by the China Securities Regulatory Commission, as the Directors and senior management of PetroChina Company Limited, we have carefully reviewed the interim report for the six months ended June 30, 2010 and concluded that this interim report truly, objectively and completely represents the business performance of the Company in the first half of 2010, it contains no false representations, misleading statements or material omissions and complies with the requirements of the China Securities Regulatory Commission and other relevant regulatory authorities.
Signatures of the Directors and Senior Management:

Jiang Jiemin	Zhou Jiping	Wang Yilin	Zeng Yukang

Wang Fucheng	Li Xinhua	Liao Yongyuan	Wang Guoliang

Jiang Fan	Chee-Chen Tung	Liu Hongru	Franco Bernabè

Li Yongwu	Cui Junhui	Sun Longde	Shen Diancheng

Liu Hongbin	Zhou Mingchun	Li Hualin	Zhao Zhengzhang

Bo Qiliang	Sun Bo	Lin Aiguo	Wang Daofu

Huang Weihe
August 26, 2010
This interim report is prepared in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

PETROCHINA COMPANY LIMITED
UNAUDITED CONSOLIDATED AND COMPANY BALANCE SHEETS
AS OF JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)

		June	December	June	December
		30, 2010	31, 2009	30, 2010	31, 2009
ASSETS	Notes	The Group	The Group	The Company	The Company

Current assets
Cash at bank and on hand	7	133,311	88,284	106,365	66,888
Notes receivable	8	5,742	4,268	9,286	9,704
Accounts receivable	9a	41,461	28,785	5,270	3,314
Advances to suppliers	10	64,765	36,402	49,142	20,120
Other receivables	9b	7,228	4,815	19,318	17,217
Inventories	11	121,066	114,781	95,000	93,740
Other current assets		5,520	18,378	1,407	11,580

Total current assets		379,093	295,713	285,788	222,563

Non-current assets
Available-for-sale financial assets	12	2,132	2,296	882	982
Long-term equity investments	13	28,392	27,562	155,391	146,364
Fixed assets	14	350,987	331,473	281,368	262,421
Oil and gas properties	15	517,290	519,459	345,600	355,038
Construction in progress	17	221,031	212,739	162,162	167,362
Construction materials	16	11,284	12,169	9,927	11,044
Intangible assets	18	32,103	30,622	24,468	23,468
Goodwill	19	2,896	2,818	119	119
Long-term prepaid expenses	20	15,438	14,952	13,148	12,696
Deferred tax assets	34	242	289	—	—
Other non-current assets		3,455	650	278	286

Total non-current assets		1,185,250	1,155,029	993,343	979,780

TOTAL ASSETS		1,564,343	1,450,742	1,279,131	1,202,343

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

PETROCHINA COMPANY LIMITED
UNAUDITED CONSOLIDATED AND COMPANY BALANCE SHEETS
AS OF JUNE 30, 2010 (CONTINUED)
(All amounts in RMB millions unless otherwise stated)

		June	December	June	December
		30, 2010	31, 2009	30, 2010	31, 2009
LIABILITIES AND		The	The	The	The
SHAREHOLDERS’ EQUITY	Notes	Group	Group	Company	Company

Current liabilities
Short-term borrowings	22	74,580	74,622	64,903	77,339
Notes payable	23	1,205	2,002	—	21
Accounts payable	24	164,705	156,760	92,103	101,135
Advances from customers	25	18,680	21,193	12,786	15,043
Employee compensation payable	26	10,482	5,105	9,524	4,303
Taxes payable	27	36,378	34,963	24,533	24,281
Other payables	28	33,512	17,125	24,792	12,636
Current portion of non-current liabilities	30	6,185	14,229	2,258	13,884
Other current liabilities	31	62,770	62,554	61,774	61,354

Total current liabilities		408,497	388,553	292,673	309,996

Non-current liabilities
Long-term borrowings	32	30,642	36,506	18,566	14,672
Debentures payable	33	99,867	48,965	99,500	48,500
Provisions	29	47,335	44,747	31,207	29,137
Deferred tax liabilities	34	18,364	21,493	4,910	8,219
Other non-current liabilities		3,189	2,367	2,465	1,975

Total non-current liabilities		199,397	154,078	156,648	102,503

Total liabilities		607,894	542,631	449,321	412,499

Shareholders’ equity
Share capital	35	183,021	183,021	183,021	183,021
Capital surplus	36	116,194	116,379	128,037	128,041
Special reserve		10,010	8,075	7,755	6,020
Surplus reserves	37	125,447	125,447	114,347	114,347
Undistributed profits	38	460,610	419,046	396,650	358,415
Currency translation differences		(3,845)	(4,186)	—	—

Equity attributable to equity holders of the Company		891,437	847,782	829,810	789,844

Minority interest	39	65,012	60,329	—	—

Total shareholders’ equity		956,449	908,111	829,810	789,844

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,564,343	1,450,742	1,279,131	1,202,343

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

PETROCHINA COMPANY LIMITED
UNAUDITED CONSOLIDATED AND COMPANY INCOME STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)

		For the six	For the six	For the six	For the six
		months ended	months ended	months ended	months ended
		June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Items	Notes	The Group	The Group	The Company	The Company

Operating income	40	684,797	415,277	464,121	317,969
Less: Cost of sales	40	(448,217)	(248,922)	(309,226)	(198,275)
Tax and levies on operations	41	(86,064)	(54,393)	(66,619)	(47,457)
Selling expenses		(26,471)	(20,972)	(21,142)	(17,219)
General and administrative expenses		(31,496)	(24,752)	(24,727)	(18,768)
Finance expenses	42	(2,919)	(3,153)	(2,794)	(2,060)
Asset impairment losses	43	(3,142)	(41)	(3,049)	(42)
Add: Investment income	44	2,626	885	30,948	17,307

Operating profit		89,114	63,929	67,512	51,455

Add: Non-operating income	45a	1,028	1,079	777	885
Less: Non-operating expenses	45b	(1,604)	(1,412)	(1,409)	(1,018)

Profit before taxation		88,538	63,596	66,880	51,322

Less: Taxation	46	(18,216)	(11,719)	(4,967)	(4,325)

Net profit		70,322	51,877	61,913	46,997

Attributable to:
Equity holders of the Company		65,211	50,326	61,913	46,997
Minority interest		5,111	1,551	—	—
Earnings per share
Basic earnings per share (RMB Yuan)	47	0.36	0.27	0.34	0.26
Diluted earnings per share (RMB Yuan)	47	0.36	0.27	0.34	0.26

Other comprehensive income/(loss)	48	437	(3,917)	(15)	63

Total comprehensive income		70,759	47,960	61,898	47,060
Attributable to:
Equity holders of the Company		65,528	48,397	61,898	47,060
Minority interest		5,231	(437)	—	—

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

PETROCHINA COMPANY LIMITED
UNAUDITED CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)

		For the six	For the six	For the six	For the six
		months ended	months ended	months ended	months ended
		June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Items	Notes	The Group	The Group	The Company	The Company
Cash flows from operating activities
Cash received from sales of goods and rendering of services		782,188	481,430	537,714	365,841
Refund of taxes and levies		316	412	316	412
Cash received relating to other operating activities		3,592	181	7,702	4,805

Sub-total of cash inflows		786,096	482,023	545,732	371,058

Cash paid for goods and services		(429,248)	(195,009)	(298,061)	(167,557)
Cash paid to and on behalf of employees		(32,338)	(27,979)	(23,931)	(18,008)
Payments of taxes and levies		(142,746)	(97,004)	(103,351)	(73,146)
Cash paid relating to other operating activities		(31,295)	(28,218)	(28,135)	(21,677)

Sub-total of cash outflows		(635,627)	(348,210)	(453,478)	(280,388)

Net cash flows from operating activities	49a	150,469	133,813	92,254	90,670

Cash flows from investing activities
Cash received from disposal of investments		156	3,899	68	3,285
Cash received from returns on investments		2,705	747	31,718	16,922
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets		130	302	110	148

Sub-total of cash inflows		2,991	4,948	31,896	20,355

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets		(105,803)	(91,804)	(69,752)	(71,988)
Cash paid to acquire investments		(15,425)	(7,461)	(21,791)	(255)

Sub-total of cash outflows		(121,228)	(99,265)	(91,543)	(72,243)

Net cash flows from investing activities		(118,237)	(94,317)	(59,647)	(51,888)

Cash flows from financing activities
Cash received from capital contributions		582	655	—	—
Including: Cash received from minority shareholders’ capital contributions to subsidiaries		582	655	—	—
Cash received from borrowings		140,709	101,818	108,083	76,111
Cash received relating to other financing activities		78	136	48	97

Sub-total of cash inflows		141,369	102,609	108,131	76,208

Cash repayments of borrowings		(103,949)	(53,909)	(77,190)	(35,895)
Cash payments for interest expenses and distribution of dividends or profits		(29,058)	(31,253)	(26,886)	(29,978)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders		(1,793)	(1,323)	—	—
Capital reduction		—	(113)	—	—
Cash payments relating to other financing activities		(185)	(92)	(185)	(92)

Sub-total of cash outflows		(133,192)	(85,367)	(104,261)	(65,965)

Net cash flows from financing activities		8,177	17,242	3,870	10,243

Effect of foreign exchange rate changes on cash and cash equivalents		(67)	(656)	—	—

Net increase in cash and cash equivalents		40,342	56,082	36,477	49,025

Add: Cash and cash equivalents at beginning of the period	49b	86,925	33,150	66,888	21,759

Cash and cash equivalents at end of the period	49c	127,267	89,232	103,365	70,784

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

PETROCHINA COMPANY LIMITED
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)

	Shareholders’ equity attributable to the Company
					Undist-	Currency		Total
	Share	Capital	Special	Surplus	ributed	translation	Minority	shareholders’
Items	capital	surplus	reserve	reserves	profits	differences	interest	equity

Balance at January 1, 2009	183,021	115,514	—	122,216	373,666	(2,726)	56,748	848,439
Changes in the six months ended June 30, 2009
Total comprehensive income	—	75	—	—	50,326	(2,004)	(437)	47,960
Special reserve—Safety Fund
Transferred from surplus reserves	—	—	6,750	(6,750)	—	—	—	—
Appropriation	—	—	1,793	—	—	—	—	1,793
Utilisation	—	—	—	—	—	—	—	—
Profit distribution
Distribution to shareholders	—	—	—	—	(27,367)	—	(2,115)	(29,482)
Other changes in equity
Acquisition of subsidiaries	—	(248)	—	—	—	—	5	(243)
Purchase of minority interest in subsidiaries	—	(23)	—	—	—	—	(32)	(55)
Capital contribution from minority interest	—	—	—	—	—	—	655	655
Capital reduction of subsidiaries	—	—	—	—	—	—	(113)	(113)
Other	—	(13)	—	—	—	—	77	64

Balance at June 30, 2009	183,021	115,305	8,543	115,466	396,625	(4,730)	54,788	869,018

Balance at January 1, 2010	183,021	116,379	8,075	125,447	419,046	(4,186)	60,329	908,111
Changes in the six months ended June 30, 2010
Total comprehensive income	—	(24)	—	—	65,211	341	5,231	70,759
Special reserve—Safety Fund
Appropriation	—	—	2,087	—	—	—	3	2,090
Utilisation	—	—	(152)	—	152	—	—	—
Profit distribution
Distribution to shareholders	—	—	—	—	(23,799)	—	(1,982)	(25,781)
Other changes in equity
Acquisition of subsidiaries	—	—	—	—	—	—	889	889
Purchase of minority interest in subsidiaries	—	(14)	—	—	—	—	(23)	(37)
Capital contribution from minority interest	—	—	—	—	—	—	582	582
Disposal of subsidiaries	—	—	—	—	—	—	(31)	(31)
Other	—	(147)	—	—	—	—	14	(133)

Balance at June 30, 2010	183,021	116,194	10,010	125,447	460,610	(3,845)	65,012	956,449

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

PETROCHINA COMPANY LIMITED
UNAUDITED COMPANY STATEMENT OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)

						Total
	Share	Capital	Special	Surplus	Undistributed	shareholders’
Items	capital	surplus	Reserve	reserves	profits	equity

Balance at January 1, 2009	183,021	127,960	—	109,550	316,708	737,239
Changes in the six months ended June 30, 2009
Total comprehensive income	—	63	—	—	46,997	47,060
Special reserve—Safety Fund
Transferred from surplus reserves	—	—	5,184	(5,184)	—	—
Appropriation	—	—	1,400	—	—	1,400
Utilisation	—	—	—	—	—	—
Profit distribution
Distribution to shareholders	—	—	—	—	(27,367)	(27,367)
Other changes in equity	—	3	—	—	—	3

Balance at June 30, 2009	183,021	128,026	6,584	104,366	336,338	758,335

Balance at January 1, 2010	183,021	128,041	6,020	114,347	358,415	789,844
Changes in the six months ended June 30, 2010
Total comprehensive income	—	(15)	—	—	61,913	61,898
Special reserve—Safety Fund
Appropriation	—	—	1,856	—	—	1,856
Utilisation	—	—	(121)	—	121	—
Profit distribution
Distribution to shareholders	—	—	—	—	(23,799)	(23,799)
Other changes in equity	—	11	—	—	—	11

Balance at June 30, 2010	183,021	128,037	7,755	114,347	396,650	829,810

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
1 COMPANY BACKGROUND
     PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by China National Petroleum Corporation (“CNPC”) as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on the approval of the establishment of PetroChina Company Limited” from the former State Economic and Trade Commission of the People’s Republic of China (“China” or “PRC”). CNPC restructured (“the Restructuring”) and injected its core business and the related assets and liabilities into the Company. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the “Group”.
     The Group is principally engaged in (i) the exploration, development and production and marketing of crude oil and natural gas; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products; (iii) the marketing of refined products and trading business; and (iv) the transmission of natural gas, crude oil and refined products and the sale of natural gas. The principal subsidiaries of the Group are listed in Note 6(1).
2 BASIS OF PREPARATION
     The financial statements of the Group are prepared in accordance with the Basic Standard and 38 specific standards of Accounting Standards for Business Enterprises issued by the Ministry of Finance (the “MOF”) on February 15, 2006, Application Guidance of Accounting Standard for Business Enterprises, Interpretation of Accounting Standards for Business Enterprises and other regulations issued thereafter (hereafter referred to as the “Accounting Standard for Business Enterprises”, “China Accounting Standards” or “CAS”).
3 STATEMENT OF COMPLIANCE WITH THE ACCOUNTING
     STANDARDS FOR BUSINESS ENTERPRISES
     The unaudited consolidated and the Company’s financial statements for the six months ended June 30, 2010 truly and completely present the financial position of the Group and the Company as of June 30, 2010 and their financial performance and their cash flows for the six months then ended in compliance with the Accounting Standards for Business Enterprises.
4 PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES
     (1) Accounting Period
     The accounting period of the Group starts on January 1 and ends on December 31.
     (2) Recording Currency
     The recording currency of the Company and most of its subsidiaries is Renminbi (“RMB”). The Group’s consolidated financial statements are presented in RMB.
     (3) Measurement Properties
     Generally are measured at historical cost unless otherwise stated at fair value, net realisable value or present value of the estimated future cash flow expected to be derived.

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
     (4) Foreign Currency Translation
     (a) Foreign currency transactions
     Foreign currency transactions are translated into RMB at the exchange rates prevailing at the date of the transactions.
     Monetary items denominated in foreign currencies at the balance sheet date are translated into RMB at the exchange rates prevailing at the balance sheet date. Exchange differences arising from these translations are recognised in the income statement except for those arising from foreign currency specific borrowings for the acquisition, construction of qualifying assets in connection with capitalisation of borrowing costs. Non-monetary items denominated in foreign currencies measured at historical cost are translated into RMB at the historical exchange rates prevailing at the date of the transactions at the balance sheet date.
     (b) Translation of financial statements represented in foreign currency
     Assets and liabilities of each balance sheet of the foreign operations are translated into RMB at the closing rates at the balance sheet date, while the equity items are translated into RMB at the exchange rates at the date of the transactions, except for the retained earnings. Income and expenses for each income statement of the foreign operations are translated into RMB at the approximate exchange rates at the date of the transactions. The currency translation differences resulted from the above-mentioned translations are recognised as a separate component of equity. The cash flows denominated in foreign currencies and cash flows of overseas subsidiaries are translated into RMB at the approximate exchange rates at the date of the transactions. The impact on the cash flow resulted from the foreign currency translation is presented in the cash flow statement separately.
     (5) Cash and Cash Equivalents
     Cash and cash equivalents refer to all cash on hand and deposit held at call with banks, short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
     (6) Financial Instruments
     (a) Financial assets
     Financial assets are classified into the following categories at initial recognition: financial assets at fair value through profit or loss, receivables, available-for-sale financial assets and held-to-maturity investments. The classification depends on the Group’s intention and the ability to hold the financial assets.
     (i) Receivables
     Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, including accounts receivable, notes receivable, other receivables and cash at bank and on hand.

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
     (ii) Available-for-sale financial assets
     Available-for-sale financial assets are non-derivative that are either designated in this category at initial recognition or not classified in any of the other categories. They are included in other current assets on the balance sheet if they are intended to be sold within 12 months of the balance sheet date.
     (iii) Recognition and measurement
     Financial assets are recognised at fair value on the balance sheet when the Group becomes a party to the contractual provisions of the instrument. Related transaction costs of receivables and available-for-sale financial assets are recognised into the initial recognition costs. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or all substantial risks and rewards of ownership have been transferred to the transferee.
     Available-for-sale financial assets are subsequently measured at fair value. The investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at cost. Receivables are stated at amortised costs using the effective interest method.
     Changes in the fair values of available-for-sale financial assets are recorded into equity except for impairment losses and foreign exchange gains and losses arising from the transaction of monetary financial assets denominated in foreign currencies. When the financial asset is derecognised, the cumulative changes in fair value previously recognised in equity will be recognised in the income statement. The interest of the available-for-sale debt instruments calculated using the effective interest method is recognised as investment income. The cash dividend from the available-for-sale equity instruments is recognised as investment income when the dividend is declared.
     (iv) Impairment of financial assets
     The Group assesses the carrying amount of receivables and available-for-sale financial assets at each balance sheet date. If there is objective evidence that a financial asset is impaired, an impairment provision shall be made.
     If a financial asset carried at amortised cost is impaired, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred). If there is objective evidence that can prove the value of such financial asset has been recovered, and that it is related to events occurring subsequent to the recognition of impairment, the previously recognised impairment losses shall be reversed and the amount of the reversal will be recognised in the income statement.
     When there is significant or permanent decline in the fair value of an available-for-sale financial asset, the cumulative losses that have been recognised in equity as a result of the decline in the fair value shall be removed from equity and recognised as impairment losses in the income statement. For an investment in debt instrument classified as available-for-sale on which impairment losses have been recognised, if in a subsequent period the fair value

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
increases and the increase can be objectively related to an event occurring after the impairment losses were recognised, the previously recognised impairment losses shall be reversed, and recognised in the income statement. For an investment in an equity instrument classified as available-for-sale on which impairment losses have been recognised in a subsequent period, if its fair value increases and the increase can be objectively related to an event occurring after the impairment losses were recognised in the income statement, the impairment losses shall be reversed and directly recognised in equity.
     (b) Financial liabilities
     Financial liabilities are classified into the following categories at initial recognition: financial liabilities at fair value through profit or loss and other financial liabilities. Financial liabilities of the Group primarily comprise payables and loans classified as other financial liabilities.
     Payables, including accounts payable, other payables, etc., are initially recognised at fair value, and subsequently measured at amortised costs using the effective interest method. Accounts payable with terms of one year or less than one year are presented as current liabilities, while other accounts payable are presented as non-current liabilities.
     Loans are initially recognised at fair value less transaction costs, and subsequently measured at amortised costs using the effective interest method. Loans with terms of one year or less than one year are presented as short-term borrowings; loans with terms more than one year but due within one year (including one year) from the balance sheet date are presented as current portion of non-current liabilities; other loans are presented as long-term loans.
     A financial liability may not be derecognised, in all or in part, until the present obligations of financial liabilities are all, or partly, dissolved. The difference between the carrying amount of the financial liability at the point of derecognition and the consideration paid shall be included in the profit or loss.
     (c) Determination of financial instruments’ fair value
     Regarding financial instruments, for which there is an active market, the quotations in the active market shall be used to determine fair value. If there is no active market for a financial instrument, valuation techniques shall be adopted to determine the fair value. The valuation techniques include the prices employed by the parties, who are familiar with each other, in the latest market transactions upon their own free will, the current fair value obtained by referring to other financial instruments of essentially the same nature, and the cash flow capitalisation method, etc. When adopting any valuation technique, one shall employ, where possible, all the market parameters observable, and try to avoid using the parameters that relate particularly to the Group.
     (7) Inventories
     Inventories include crude oil and other raw materials, work in progress, finished goods and turnover materials, and are presented at the lower of cost and net realisable value.
     Cost of inventories is determined primarily using the weighted average method. The cost of finished goods and work in progress comprises cost of raw materials, direct labour and

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
production overheads allocated based on normal operating capacity. Turnover materials include low cost consumables and packaging materials. Low cost consumables are amortised with graded amortisation method and packaging materials are expensed off in full.
     Provision for decline in the value of inventories is measured as the excess of the carrying value of the inventories over their net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated cost to completion and estimated selling expenses and related taxes.
     The Group adopts perpetual inventory system.
     (8) Long-term Equity Investments
     Long-term equity investments comprise the Company’s equity investments in subsidiaries, and the Group’s equity investments in jointly controlled entities and associates.
     (a) Subsidiaries
     Subsidiaries are those entities over which the Group is able to control, i.e. has the power to govern the financial and operating policies so as to obtain benefits from the operating activities of these investees. The potential voting rights, including currently convertible company bonds and exercisable share warrants, are considered when assessing whether the Group has controls over the investees. Investments in subsidiaries are accounted for at cost in the financial statements of the Company and are consolidated after being adjusted by the equity method accounting in consolidated financial statements.
     Long-term equity investments accounted for at cost are measured at the initial investment cost. The cash dividends or profit distributions declared by the investees are recognised as investment income in current period.
     A listing of the Group’s principal subsidiaries is set out in Note 6(1).
     (b) Jointly controlled entities and associates
     Jointly controlled entities are those over which the Group is able to exercise joint control together with other ventures. Associates are those in which the Group has significant influence over the financial and operating policies.
     The term “joint control” refers to the contractually agreed sharing of control over an economic activity. The joint control cannot exist without the unanimous consent of the investors who share the control, and unanimous consent is required when making important financial and operating decisions that relate to the above-mentioned economic activity.
     The term “significant influence” refers to the power to participate in the formulation of financial and operating policies of an enterprise, but not the power to control, or jointly control, the formulation of such policies with other parties.
     The investments in jointly controlled entities and associates are accounted for using the equity method accounting. The excess of the initial cost of the investment over the share of the fair value of the investee’s net identifiable assets is included in the initial cost of the investment. While the excess of the share of the fair value of the investee’s net identifiable assets over the cost of the investment is instead recognised in the income statement in the period in which the investment is acquired and the cost of the long-term equity investment is

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
adjusted accordingly.
     Under the equity method accounting, the Group’s share of its investees’ post-acquisition profits or losses is recognised in the income statement. When the Group’s share of losses of an investee equals or exceeds the carrying amount of the long-term equity investment and other long-term interests which substantively form the net investment in the investee, the Group does not recognise further losses, unless it has obligations to bear extra losses which meet the criteria of recognition for liabilities according to the related standards for contingencies. Movements in the investee’ owner’s equity other than profit or loss should be proportionately recognised in the Group’s capital surplus, provided that the share interest of the investee remained unchanged. The share of the investee’s profit distribution or cash dividends declared is accounted for as a reduction of the carrying amount of the investment upon declaration. The profits or losses arising from the intra-Group transactions between the Group and its investees are eliminated to the extent of the Group’s interests in the investees, on the basis of which the investment income or losses are recognised. The loss on the intra-Group transaction between the Group and its investees, of which nature is asset impairment, is recognised in full amount, and the relevant unrealised loss is not allowed to be eliminated.
     (c) Impairment of long-term equity investments
     For investments in subsidiaries, jointly controlled entities and associates, if the recoverable amount is lower than its carrying amount, the carrying amount shall be written down to the recoverable amount (Note 4(15)). If other long-term equity investment, for which there is no quotation in the active market, and for which a fair value cannot be reliably measured, suffers from any impairment, the difference between the carrying amount of the long-term equity investment and the current value of the future cash flow of similar financial assets, capitalised based on the returns ratio of the market at the same time, shall be recognised as an impairment loss. After an impairment loss has been recognised, it shall not be reversed in future accounting periods for the part whose value has been recovered.
     (9) Fixed Assets
     Fixed assets comprise buildings, equipment and machinery, motor vehicles and other. Fixed assets purchased or constructed are initially recorded at cost. The fixed assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.
     Subsequent expenditures for fixed assets are included in the cost of fixed assets only when it is probable that in future economic benefits associated with the items will flow to the Group and the cost of the items can be measured reliably. The carrying amount of the replaced part is derecognised. All other subsequent expenditures are charged to the income statement during the financial period in which they are incurred.
     Fixed assets are depreciated using the straight-line method based on their costs less estimated residual values over their estimated useful lives. For those fixed assets being provided for impairment loss, the related depreciation charge is determined based on the carrying amounts less impairment over their remaining useful lives.

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
     The estimated useful lives, estimated residual value ratios and annual depreciation rates of the fixed assets are as follows:

		Estimated residual	Annual depreciation
	Estimated useful lives	value ratio %	rate %
Buildings	8 to 40 years	5	2.4 to 11.9
Equipment and Machinery	4 to 30 years	3 to 5	3.2 to 24.3
Motor Vehicles	4 to 14 years	5	6.8 to 25.0
Other	5 to 12 years	5	7.9 to 19.0
     The estimated useful lives, estimated residual values and depreciation method of the fixed assets are reviewed, and adjusted if appropriate, at year end.
     An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its recoverable amount (Note 4(15)).
     The carrying amounts of fixed assets are derecognised when the fixed assets are disposed or no future economic benefits are expected from their use or disposal. When fixed assets are sold, transferred, disposed or damaged, gains or losses on disposal are determined by comparing the proceeds with the carrying amounts of the assets, adjusted by related taxes and expenses, and are recorded in the income statement in the disposal period.
     (10) Oil and Gas Properties
     Oil and gas properties include the mineral interests in properties, wells and related facilities arising from oil and gas exploration and production activities.
     The costs of obtaining the mineral interests in properties are capitalised when they are incurred and are initially recognised at acquisition costs. Exploration license fee, production license fee, rent and other costs for retaining the mineral interests in properties, subsequent to the acquisition of the mineral interests in properties, are charged to the income statement.
     Oil and gas exploration costs include drilling exploration costs and the non-drilling exploration costs. The non-drilling exploration costs are recorded in the income statement when incurred.
     Oil and gas development costs are capitalised as the respective costs of wells and related facilities for oil and gas development based on their intended use.
     The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities. Future oil and gas price increases may extend the productive lives of crude oil and natural gas reservoirs beyond the current terms of the relevant production licenses. Payments on such licenses are made annually and are expensed as incurred.
     The oil and gas properties are amortised at the field level based on the unit of production method except for the mineral interests in unproved properties which are not subjected to depletion. Unit of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of production licenses.
     The carrying amount of oil and gas properties other than the mineral interests in unproved properties is reduced to the recoverable amount when their recoverable amount is lower than their carrying amount. The carrying amount of the mineral interests in unproved properties is

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
reduced to the fair value when their fair value is lower than their carrying amount (Note 4(15)).
     (11) Construction in progress
     Construction in progress is recognised at actual cost. The actual cost comprises construction costs, other necessary costs incurred and the borrowing costs eligible for capitalisation to prepare the asset for its intended use. Construction in progress is transferred to fixed assets when the assets are ready for their intended use, and depreciation begins from the following month.
     Oil and gas exploration costs include drilling exploration costs and the non-drilling exploration costs, the successful efforts method is used for the capitalisation of the drilling exploration costs. Drilling exploration costs included in the oil and gas exploration costs are capitalised as wells and related facilities when the wells are completed and economically proved reserves are found. Drilling exploration costs related to the wells without economically proved reserves less the net residual value are recorded in the income statement. The related drilling exploration costs for the sections of wells with economically proved reserves are capitalised as wells and related facilities, and the costs of other sections are recorded in the income statement. Drilling exploration costs are temporarily capitalised pending the determination of whether economically proved reserves can be found within one year of the completion of the wells. For wells that are still pending determination of whether economically proved reserves can be found after one year of completion, the related drilling exploration costs remain temporarily capitalised only if sufficient reserves are found in those wells and further exploration activities are required to determine whether they are economically proved reserves or not, and further exploration activities are under way or firmly planned and are about to be implemented. Otherwise the related costs are recorded in the income statement. If proved reserves are discovered in a well, for which the drilling exploration costs have been expensed previously, no adjustment should be made to the drilling exploration costs that were expensed, while the subsequent drilling exploration costs and costs for completion of the well are capitalised. The economically proved reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate.
     (12) Intangible Assets
     Intangible assets include land use rights and patents, etc., and are initially recorded at cost. The intangible assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valued amount approved by the relevant authorities managing the state-owned assets.
     Land use rights are amortised using the straight-line method over 30 to 50 years. If it is impracticable to allocate the amount paid for the purchase of land use rights and buildings between the land use rights and the buildings on a reasonable basis, the entire amount is

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
accounted for as fixed assets.
     Patent and other intangible assets are initially recorded at actual cost, and amortised using the straight-line method over their estimated useful lives.
     The carrying amount of intangible assets is written down to its recoverable amount when the recoverable amount is lower than the carrying amount (Note 4(15)). The estimated useful lives and amortisation method of the intangible assets with finite useful life are reviewed, and adjusted if appropriate, at each financial year-end.
     (13) Research and Development
     Research expenditure incurred is recognised as an expense. Costs incurred on development projects shall not be capitalised unless they satisfy the following conditions simultaneously:
     In respect of the technology, it is feasible to finish the intangible asset for use or sale;
     It is intended by management to finish and use or sell the intangible asset;
     It is able to prove the ways whereby the intangible asset is to generate economic benefits;
     With the support of sufficient technologies, financial resources and other resources, it is able to finish the development of the intangible asset, and it is able to use or sell the intangible asset; and
     The costs attributable to the development of the intangible asset can be reliably measured.
     Costs incurred on development projects not satisfying the above conditions shall be recorded in the profit and loss of the current period. Costs incurred on development recorded in the profit and loss in previous accounting periods shall not be re-recognised as asset in future accounting periods. Costs incurred on development already capitalised shall be listed as development expenditure in the balance sheet, which shall be transferred to intangible asset from the date when the expected purposes of use are realised.
     (14) Long-term Prepaid Expenses
     Long-term prepaid expenses include advance lease payments and other prepaid expenses that should be borne by current and subsequent periods and should be amortised over more than one year. Long-term prepaid expenses are amortised using the straight-line method over the expected beneficial periods and are presented at cost less accumulated amortisation.
     (15) Impairment of Non-current Assets
     Fixed assets, oil and gas properties except for mineral interests in unproved properties, intangible assets with finite useful life and long-term equity investments are tested for impairment if there is any indication that an asset may be impaired at the balance sheet date. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount if the impairment test indicates that the recoverable amount is less than its carrying amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and the present value of the estimated future cash flow expected to be derived from the asset. Impairment should be assessed and recognised for each individual asset. If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of the group of assets to which the asset belongs is determined. A group of assets is the smallest

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
group of assets that is able to generate independent cash flow.
     The mineral interests in unproved properties are tested annually for impairment. If the cost incurred to obtain a single property is significant, the impairment test is performed and the impairment loss is determined on the basis of the single property. If the cost incurred to obtain a single property is not significant and the geological structure features or reserve layer conditions are identical or similar to those of other adjacent properties, impairment tests are performed on the basis of a group of properties that consist of several adjacent mining areas with identical or similar geological structure features or reserve layer conditions.
     Once an impairment loss of these assets is recognised, it is not allowed to be reversed even if the value can be recovered in subsequent period.
     (16) Borrowing Costs
     Borrowing costs incurred that are directly attributable to the acquisition and construction of fixed assets, which require a substantial period of time for acquisition and construction activities to get ready for their intended use, are capitalised as part of the cost of the assets when capital expenditures and borrowing costs have already incurred and the activities of acquisition and construction necessary to prepare the assets to be ready for their intended use have commenced. The capitalisation of borrowing costs ceases when the assets are ready for their intended use. Borrowing costs incurred thereafter are expensed. Capitalisation of borrowing costs should be suspended during periods in which the acquisition or construction of a fixed asset is interrupted abnormally, and the interruption lasts for more than 3 months, until the acquisition or construction is resumed.
     For a borrowing taken specifically for the acquisition or construction activities for preparing a fixed-asset eligible for capitalisation, the to-be-capitalised amount of interests shall be determined according to the actual costs incurred less any income earned on the unused borrowing fund as a deposit in the bank or as a temporary investment.
     Where a general borrowing is used for the acquisition or construction of a fixed asset eligible for capitalisation, the enterprise shall calculate and determine the to-be-capitalised amount of interests on the general borrowing by multiplying the part of the accumulative asset disbursements in excess of the weighted average asset disbursement for the specifically borrowed fund by the weighted average actual rate of the general borrowing used. The actual rate is the rate used to discount the future cash flow of the borrowing during the expected existing period or the applicable shorter period to the originally recognised amount of the borrowing.
     (17) Employee Compensation
     Employee compensation includes wages, salaries, allowances, employee welfare, social security contributions, housing funds, labour union funds, employee education funds and other relevant compensation incurred in exchange for services rendered by employees.
     Except for severance pay, employee compensation is recognised as a liability during the period which employees render services, and it will be allocated into relevant costs and expenses to whichever the employee service is attributable.

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
     (18) Provisions
     Provisions for product guarantee, quality onerous contracts etc. are recognised when the Group has present obligations, and it is probable that an outflow of economic benefits will be required to settle the obligations, and the amounts can be reliably estimated.
     Provisions are measured at the best estimate of the expenditures expected to be required to settle the present obligation. Factors surrounding the contingencies such as the risks, uncertainties and the time value of money shall be taken into account as a whole in reaching the best estimate of provisions. Where the effect of the time value of money is material, the best estimate is determined by discounting the related future cash flows. The increase in the discounted amount of the provision arising from the passage of time is recognised as interest expense.
     Asset retirement obligations which meet the criteria of provisions are recognised as provisions and the amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements, while a corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depleted as part of the costs of the oil and gas properties. Interest expenses from the assets retirement obligations for each period are recognised with the effective interest method during the useful life of the related oil and gas properties.
     If the conditions for the recognition of the provisions are not met, the expenditures for the decommissioning, removal and site cleaning will be expensed in the income statement when occurred.
     (19) Deferred Tax Assets and Deferred Tax Liabilities
     Deferred tax assets and deferred tax liabilities are calculated and recognised based on the differences (temporary differences) arising between the tax bases of assets and liabilities and their carrying amounts. The deductible losses, which can be utilised against the future taxable profit in accordance with tax law, are regarded as temporary differences and a deferred tax asset is recognised accordingly. The deferred tax assets and deferred tax liabilities are not accounted for the temporary differences resulting from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profits (or deductible loss). Deferred tax assets and deferred tax liabilities are determined using tax rates that are expected to apply to the period when the related deferred tax asset is realised or the deferred tax liability is settled.
     Deferred tax assets of the Group are recognised for deductible temporary differences and deductible losses and tax credits to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, deductible losses and tax credits can be utilised.
     Deferred tax liabilities are recognised for taxable temporary differences arising from investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets are recognised for deductible temporary differences arising from investments in subsidiaries,

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
associates and jointly controlled entities, to the extent that, and only to the extent that, it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.
     Deferred tax assets and liabilities which meet the following conditions shall be presented on a net basis:
•	Deferred tax assets and liabilities are related to the income tax of the same entity within the Group levied by the same authority;

•	This entity is legally allowed to settle its current tax assets and liabilities on a net basis.
     (20) Revenue Recognition
     The amount of revenue is determined in accordance with the fair value of the contractual consideration received or receivable for the sales of goods and services in the ordinary course of the Group’s activities. Revenue is shown net of value-added tax, rebates, discounts and returns.
     Revenue is recognised when specific criteria have been met for each of the Group’s activities as described below:
     (a) Sales of goods
     Revenue from sales of goods is recognised when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods, and retains neither continuing managerial involvement nor effective control over the goods sold, and it is probable that the economic benefits associated with the transaction will flow to the Group and related revenue and cost can be measured reliably.
     (b) Rendering of services
     The Group recognises its revenue from rendering of services under the percentage-of-completion method. Under the percentage-of-completion method, revenue is recognised based on the costs incurred to date as a percentage of the total estimated costs to be incurred.
     (c) Transfer of the assets use rights
     Interest income is recognised on a time-proportion basis using the effective interest method.
     Revenue from operating lease is recognised using the straight-line method over the period of the lease.
     (21) Leases
     Leases that transfer substantially all the risks and rewards incidental to ownership of assets are classified as finance lease; other leases are operating leases. The Group had no significant finance lease.
     Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
     (22) Dividend Distribution
     Dividend distribution is recognised as a liability in the period in which it is approved by a resolution of shareholders’ general meeting.
     (23) Business Combination
     (a) Business combination under common control
     The consideration paid and the net assets obtained by the acquirer are measured at their carrying value. The difference between the carrying value of the net assets obtained and the carrying value of the consideration is adjusted against the capital surplus. If the capital surplus is not sufficient to be offset, the remaining balance is adjusted against retained earnings.
     Costs incurred directly attributable to the business combination are recorded in the income statement when incurred.
     (b) Business combination not under common control
     The acquisition costs paid and the identifiable net assets acquired by the acquirer are measured at their fair value at the acquisition date. Where the cost of combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised as goodwill. Where the cost of combination is less than the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised directly in the income statement.
     Costs which are directly attributable to the business combination are recorded in the income statement when incurred.
     (24) Basis of Preparation of Consolidated Financial Statements
     The scope of consolidated financial statements includes the Company and its subsidiaries.
     Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Subsidiaries acquired through business combination under common control are consolidated from the day when they are under common control with the Company of the ultimate controlling party, and their net profit earned before the combination date shall be presented separately in the consolidated income statement.
     When the accounting policies and accounting periods of subsidiaries are not consistent with those of the Company, the Company will make necessary adjustments to the financial statements of the subsidiaries in accordance with the Company’s accounting policies and accounting periods. The financial statements of the subsidiaries acquired from the business combination not under common control are adjusted on the basis of the fair value of the identifiable net assets at the acquisition date when preparing the consolidated financial statements.
     All material intercompany balances, transactions and unrealised gains within the Group are eliminated upon consolidation. The portion of the shareholders’ equity or net profit of the subsidiaries that is not attributable to the parent is treated as minority interest and presented separately within shareholders’ equity in the consolidated balance sheet or within net profit in

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
the consolidated income statement.
     (25) Segment Reporting
     The Group determines its operating segments based on its organisational structure, management requirements and internal reporting system. On the basis of these operating segments, the Group determines the reporting and disclosure of segmental information.
     An operating segment refers to a component of the Group that simultaneously meet the following criteria: (1) the component can generate revenue and incur expenses in ordinary activities; (2) the component’s operating results can be regularly reviewed by the Group’s management to make decisions about resource allocation to the component and assess its performance; (3) the Group can obtain financial information relating to the financial position, operating results and cash flows, etc. of the component. When two or more operating segments exhibit similar economic characteristics and meet certain requirements, the Group may aggregate these operating segments into a single operating segment.
     The Group also discloses total external revenue derived from other regions outside mainland China and the total non-current assets located in other regions outside mainland China.
     (26) Critical Accounting Estimates and Judgements
     Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
     The critical accounting estimates and key assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined below:
     (a) Estimation of oil and natural gas reserves
     Oil and natural gas reserves are key factors in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the financial statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans.

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
     (b) Estimated impairment of fixed assets and oil and gas properties
     Fixed assets and oil and gas properties are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involve management estimates and judgements such as future prices of crude oil, refined products and chemical products and production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans. Favourable changes to some assumptions may allow the Group to avoid the need to impair any assets in these years, whereas unfavourable changes may cause the assets to become impaired.
     (c) Estimation of asset retirement obligations
     Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amounts of the provision recognised are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price level, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
5 TAXATION
     The principal taxes and related tax rates of the Group are presented as below:

Types of taxes	Tax rate	Tax basis

Value Added Tax (the “VAT”)	13% or 17%	Based on taxable value added amount. Tax payable is calculated using the taxable sales amount multiplied by the applicable tax rate less current period’s deductible VAT input.

Resource Tax	Based on quantities	RMB 14-30 yuan per ton for crude oil, and RMB 7-15 yuan per thousand of cubic meters for natural gas.

Business Tax	3%	Based on income generated from transportation of crude oil and natural gas.

Consumption Tax	Based on quantities	RMB 1.0 yuan per litre for unleaded gasoline, RMB 0.8 yuan per litre for diesel. RMB 1.0 yuan per litre for naphtha, solvent oil and lubricant and RMB 0.8 yuan per litre for fuel oil.

Corporate Income Tax	15% or 25%	Based on taxable income.

Mineral Resources Compensation Fee	1%	Based on the revenue from sales of crude oil and natural gas.

Crude Oil Special Levy	20% to 40%	Based on the sales of domestic crude oil at prices higher than a specific level.

City Maintenance and Construction Tax	1%, 5% or 7%	Based on the actual paid business tax, VAT and consumption tax.

     In accordance with the regulations by the MOF and the State Administration of Taxation (the “SAT”) Cai Shui [2010] No. 54 “Requirements in relation to a number of issues regarding the reform of oil and gas resource tax in Xinjiang”, effective from June 1, 2010, the resource tax payable by the resource tax payers in connection with their extraction of crude oil and natural gas in Xinjiang shall be collected based on price at the rate of 5%.
     In accordance with the regulations issued by the SAT Guo Shui Fa [2002] No. 47 “Notice on the detailed implementation of related tax policies in relation to the accelerated development of the western regions of China”, some branches of the Company received approvals for a preferential tax rate of 15% from the SAT in 2002 and the preferential tax rate will be valid until 2010. In accordance with State Council of the PRC (the “State Council”) Guo Fa [2007] No. 39 “Notice on the implementation of the transitional preferential corporate income tax”, the preferential tax rate will be available till 2010. In order to support the development of the western regions of China, the PRC Government is currently evaluating relevant tax policies.

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
6 BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS
     (1) Principal subsidiaries

								Closing	Attribu-	Attri-
			Country				Legal	effective	table	butable
	Type of		of			Type of	repre-	invest-	equity	voting
Company	sub-	Acquisition	incorpo-	Registered	Principal	Legal	senta-	ment	interest	rights	Consolidat-
name	sidiary	method	ration	capital	activities	Entity	tive	cost	%	%	ed or not

Daqing Oilfield Company Limited	Direct	Established	PRC	47,500	Exploration, production and sale of crude oil and natural gas	Limited liability company	Wang Yong chun	66,720	100.00	100.00	Yes

CNPC Exploration and Development Company Limited	Direct	Business combination under common control	PRC	16,100	Exploration, production and sale of crude oil and natural gas in and outside the PRC	Limited liability company	Bo Qiliang	23,778	50.00	57.14	Yes

PetroKazakhstan Inc. (i)	Indirect	Business combination not under common control	Canada	US Dollar (“USD”) 665 million	Exploration, production and sale of crude oil and natural gas outside the PRC	Joint stock company with limited liability	N/A	USD 446 million	67.00	67.00	Yes

PetroChina Hong Kong Limited	Direct	Established	HK	HK Dollar (“HKD”) 7,592 million	Investment holding. The principal activities of its subsidiaries, associates and jointly controlled entities are the exploration, production and sale of crude oil and natural gas in and outside the PRC	Limited liability company	N/A	HKD 7,592 million	100.00	100.00	Yes

(i)	The company indirectly holds 67% equity interest in PetroKazakhstan Inc. through CNPC Exploration and Development Company Limited.
     (2) Exchange rates of international operations’ major financial statement items

	Assets and liabilities		Revenue, expense
Company name	June 30, 2010	December 31, 2009	and cash items

PetroKazakhstan Inc.	USD 1=RMB 6.7909 yuan	USD 1=RMB 6.8282 yuan	the approximate exchange rates at the date of the transactions

PetroChina Hong Kong Limited	HKD 1=RMB 0.8724 yuan	HKD 1=RMB 0.8805 yuan	the approximate exchange rates at the date of the transactions

Singapore Petroleum Company Limited	Singapore Dollar (“S$”) 1=RMB 4.9654 yuan	S$ 1=RMB 4.8921 yuan	the approximate exchange rates at the date of the transactions

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
7 CASH AT BANK AND ON HAND

	June 30, 2010	December 31, 2009

Cash on hand	173	64
Cash at bank	126,862	82,119
Other cash balances	6,276	6,101

	133,311	88,284

     The Group’s cash at bank and on hand include the following foreign currencies as of June 30, 2010:

	Foreign currency	Exchange rate	RMB equivalent

USD	1,806	6.7909	12,264
HKD	2,780	0.8724	2,425
S$	229	4.9654	1,137
Kazakhstan (“Tenge”)	1,630	0.0460	75
Other			477

			16,378

     The Group’s cash at bank and on hand included the following foreign currencies as of December 31, 2009:

	Foreign currency	Exchange rate	RMB equivalent

USD	2,390	6.8282	16,319
HKD	4,435	0.8805	3,905
Tenge	8,717	0.0460	401
Other			563

			21,188

     The Group’s cash at bank and on hand in foreign currencies mainly comprise cash at bank.
     As of June 30, 2010, other cash balances of RMB 4,160 (December 31, 2009: 4,740) are pledged as collateral for its subsidiaries’ short-term borrowings of RMB 4,160 (Note 22).
     As of June 30, 2010, time deposits of USD 120 million (December 31, 2009: USD 120 million) is pledged as collateral for its subsidiaries’ long-term borrowings of USD 120 million (December 31, 2009: USD 120 million) (Note 32); and time deposits of USD 34 million (December 31, 2009: USD 34 million) is pledged as collateral for its associates borrowings.
8 NOTES RECEIVABLE
     Notes receivable represent mainly bills of acceptance issued by banks for the sale of goods and products.
     As of June 30, 2010, notes receivable of RMB 840 (December 31, 2009: RMB 1,050) is impawned for the subsidiary’s short-term borrowings of RMB 840 within the Group (December 31, 2009: RMB 1,050) (Note 22).
     As of June 30, 2010, all notes receivable of Group are due within one year.

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
9 ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES
     (a) Accounts receivable

	Group		Company
	June	December	June	December
	30, 2010	31, 2009	30, 2010	31, 2009

Accounts receivable	43,531	30,909	7,142	5,236

Less: Provision for bad debts	(2,070)	(2,124)	(1,872)	(1,922)

	41,461	28,785	5,270	3,314

     The aging of accounts receivable and related provision for bad debts are analysed as follows:

	Group
	June 30, 2010			December 31, 2009
		Percentage of	Provision for		Percentage of	Provision for
	Amount	total balance %	bad debts	Amount	total balance %	bad debts

Within 1 year	41,056	94	(18)	28,579	92	(18)
1 to 2 years	294	1	(3)	112	1	(6)
2 to 3 years	94	—	(3)	84	—	(4)
Over 3 years	2,087	5	(2,046)	2,134	7	(2,096)

	43,531	100	(2,070)	30,909	100	(2,124)

	Company
	June 30, 2010			December 31, 2009
		Percentage of	Provision for		Percentage of	Provision for
	Amount	total balance %	bad debts	Amount	total balance %	bad debts

Within 1 year	5,008	70	—	3,198	61	—
1 to 2 years	157	2	—	34	1	(1)
2 to 3 years	77	1	(3)	52	1	(3)
Over 3 years	1,900	27	(1,869)	1,952	37	(1,918)

	7,142	100	(1,872)	5,236	100	(1,922)

     As of June 30, 2010, accounts receivable of the Group from shareholders who hold 5% or more of the voting rights in the Company amounted to RMB 5,079 (December 31, 2009: RMB 2,351).
     As of June 30, 2010, the top five debtors of accounts receivable of the Group amounted to RMB 11,998, representing 28% of total accounts receivable.
     During the six months ended June 30, 2010 and the six months ended June 30, 2009, the Group had no significant write-off of the provision for bad debts of accounts receivable.

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
     (b) Other receivables

	Group		Company
	June	December	June	December
	30, 2010	31, 2009	30, 2010	31, 2009

Other receivables	10,802	8,528	20,997	18,936
Less: Provision for bad debts	(3,574)	(3,713)	(1,679)	(1,719)

	7,228	4,815	19,318	17,217

     The aging analysis of other receivables and the related provision for bad debts are analysed as follows:

	Group
	June 30, 2010			December 31, 2009
		Percentage of	Provision for		Percentage of	Provision for
	Amount	total balance %	bad debts	Amount	total balance %	bad debts

Within 1 year	6,039	56	(2)	3,406	40	(2)
1 to 2 years	592	5	(3)	988	12	(103)
2 to 3 years	290	3	(36)	274	3	(16)
Over 3 years	3,881	36	(3,533)	3,860	45	(3,592)

	10,802	100	(3,574)	8,528	100	(3,713)

	Company
	June 30, 2010			December 31, 2009
		Percentage of	Provision for		Percentage of	Provision for
	Amount	total balance %	bad debts	Amount	total balance %	bad debts

Within 1 year	18,705	89	(1)	16,708	88	(2)
1 to 2 years	344	2	—	214	1	—
2 to 3 years	111	1	—	136	1	—
Over 3 years	1,837	8	(1,678)	1,878	10	(1,717)

	20,997	100	(1,679)	18,936	100	(1,719)

     As of June 30, 2010, other receivables of the Group from shareholders who hold 5% or more of the voting rights in the Company amounted to RMB 439 (December 31, 2009: RMB 259).
     As of June 30, 2010, the top five debtors of other receivables of the Group amounted to RMB 2,769, representing 26% of total other receivables.
     During the six months ended June 30, 2010 and the six months ended June 30, 2009, the Group had no significant write-off of the provision for bad debts of other receivables.

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
10 ADVANCES TO SUPPLIERS

	June 30, 2010	December 31, 2009

Advances to suppliers	64,794	36,430
Less: Provision for bad debts	(29)	(28)

	64,765	36,402

     As of June 30, 2010 and December 31, 2009, advances to suppliers of the Group are mainly aged within one year.
     As of June 30, 2010, advances to suppliers from shareholders who hold 5% or more of the voting rights in the Company amounted to RMB 39,958 (December 31, 2009: RMB 16,037).
11 INVENTORIES

	June 30, 2010	December 31, 2009

Cost

Crude oil and other raw materials	35,435	30,928
Work in progress	11,159	7,006
Finished goods	75,215	77,685
Turnover materials	34	28

	121,843	115,647
Less: Write down in inventories	(777)	(866)

Net book value	121,066	114,781

     As of June 30, 2010, inventories of RMB 171 are pledged as collateral for the Group’s short-term borrowings of RMB 171 (Note 22).
12 AVAILABLE-FOR-SALE FINANCIAL ASSETS

	June 30, 2010	December 31, 2009

Available-for-sale debenture	6	6
Available-for-sale equity instrument	2,608	2,804

Less: Provision for impairment	(482)	(514)

	2,132	2,296

13 LONG-TERM EQUITY INVESTMENTS

	Group
	December			June
	31, 2009	Addition	Reduction	30, 2010

Associates and jointly controlled entities (a)	27,753	3,183	(2,353)	28,583

Less : Provision for impairment (b)	(191)			(191)

	27,562			28,392

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)

	Company
	December			June
	31, 2009	Addition	Reduction	30, 2010

Subsidiaries (c)	143,667	9,184	(97)	152,754
Associates and jointly controlled entities	2,899	352	(412)	2,839

Less : Provision for impairment	(202)			(202)

	146,364			155,391

     As of June 30, 2010, the above-mentioned investments are not subject to restriction on conversion into cash or remittance of investment income.
     (a) Investments in principal associates and jointly controlled entities

						As of June		For the six months
						30, 2010		ended June 30, 2010
	Country of	Principal	Registered	Interest	Voting	Total	Total		Net
	incorporation	activities	capital	held %	rights %	assets	liabilities	Revenues	profit

Dalian West Pacific Petrochemical Co., Ltd.	PRC	Production and sale of petroleum and petrochemical products	USD 258 million	28.44	28.44	10,170	11,976	16,326	254
China Marine Bunker (PetroChina) Co., Ltd.	PRC	Oil import and export trade and transportation, sale and storage	1,000	50.00	50.00	8,204	5,293	16,658	184
     Investments in associates and jointly controlled entities are listed below.

					Share of
					profit of
					investees
	Initial				under	Cash	Currency	Associates
	investment	December 31,			equity	dividend	translation	transferred	June
	cost	2009	Addition	Reduction	method	declared	differences	to subsidiaries	30, 2010

Dalian West Pacific Petrochemical Co., Ltd.	566	—	—	—	—	—	—	—	—
China Marine Bunker (PetroChina) Co., Ltd.	740	1,454	—	—	86	(150)	(2)	—	1,388

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
     (b) Provision for impairment

	June 30, 2010	December 31, 2009

Associates and jointly controlled entities
PetroChina Shouqi Sales Company Limited	(60)	(60)
PetroChina Beiqi Sales Company Limited	(49)	(49)
Other	(82)	(82)

	(191)	(191)

     (c) Subsidiaries
     Principal subsidiaries of the Company

	As of June 30, 2010		For the six months ended
	Total	Total	June 30, 2010
	assets	liabilities	Revenue	Net profit

Daqing Oilfield Company Limited	179,964	63,527	94,426	28,286
CNPC Exploration and Development Company Limited	101,986	24,228	23,331	6,326
PetroChina Hong Kong Limited	20,855	4,632	3,193	1,869
     Investment in subsidiaries:

	Initial				Disposal or
	investment	Additional	December	Additional	deduction of	Transferred	June
	cost	investment	31, 2009	investment	capital	to branch	30, 2010

Daqing Oilfield Company Limited	66,720	—	66,720	—	—	—	66,720
CNPC Exploration and Development Company Limited	23,778	—	23,778	—	—	—	23,778
PetroChina Hong Kong Limited	6,719	—	6,719	—	—	—	6,719
Other			46,450	9,184	(79)	(18)	55,537

Total			143,667	9,184	(79)	(18)	152,754

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
14 FIXED ASSETS

	December			June
	31, 2009	Addition	Reduction	30, 2010

Cost
Buildings	113,158	2,719	(341)	115,536
Equipment and Machinery	454,761	36,730	(1,372)	490,119
Motor Vehicles	20,543	844	(172)	21,215
Other	11,067	274	(38)	11,303

Total	599,529	40,567	(1,923)	638,173

Accumulated depreciation
Buildings	(30,910)	(2,816)	173	(33,553)
Equipment and Machinery	(201,945)	(16,087)	1,070	(216,962)
Motor Vehicles	(10,055)	(889)	125	(10,819)
Other	(3,697)	(506)	26	(4,177)

Total	(246,607)	(20,298)	1,394	(265,511)

Fixed assets, net
Buildings	82,248			81,983
Equipment and Machinery	252,816			273,157
Motor Vehicles	10,488			10,396
Other	7,370			7,126

Total	352,922			372,662

Provision for impairment
Buildings	(3,262)	(2)	—	(3,264)
Equipment and Machinery	(18,114)	(323)	100	(18,337)
Motor Vehicles	(38)	(1)	—	(39)
Other	(35)	—	—	(35)

Total	(21,449)	(326)	100	(21,675)

Net book value
Buildings	78,986			78,719
Equipment and Machinery	234,702			254,820
Motor Vehicles	10,450			10,357
Other	7,335			7,091

Total	331,473			350,987

     Depreciation provided on fixed assets for the six months ended June 30, 2010 was RMB19,372. Cost transferred from construction in progress to fixed assets was RMB 36,559.
     As of June 30, 2010, the Group’s fixed assets under operating leases are mainly equipment and machinery, the net book value of which amounted to RMB 664.
     As of June 30, 2010, fixed assets of RMB 12 are pledged as collateral for the Group’s short-term borrowings of RMB 6 (Note 22).

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
15 OIL AND GAS PROPERTIES

	December			June
	31, 2009	Addition	Reduction	30, 2010

Cost
Mineral interests in unproved properties	2,388	12,300	—	14,688
Wells and related facilities	886,719	19,845	(562)	906,002

Total	889,107	32,145	(562)	920,690

Accumulated depletion
Wells and related facilities	(360,875)	(31,386)	395	(391,866)

Total	(360,875)	(31,386)	395	(391,866)

Oil and gas properties, net
Mineral interests in unproved properties	2,388			14,688
Wells and related facilities	525,844			514,316

Total	528,232			528,824

Provision for impairment
Mineral interests in unproved properties	—	—	—	—
Wells and related facilities	(8,773)	(2,762)	1	(11,534)

Total	(8,773)	(2,762)	1	(11,534)

Net book value
Mineral interests in unproved properties	2,388			14,688
Wells and related facilities	517,071			502,602

Total	519,459			517,290

     Depletion provided on oil and gas properties for the six months ended June 30, 2010 was RMB 31,330.
     As of June 30, 2010, the asset retirement obligations capitalised in the cost of oil and gas properties amounted to RMB 40,808. Related depletion charge for the six months ended June 30, 2010 was RMB1,912.
16 CONSTRUCTION MATERIALS
     The Group’s construction materials mainly represent the actual cost of materials purchased for construction projects.

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
17 CONSTRUCTION IN PROGRESS

				Transferred			Proportion		Including:
				to fixed			of		capitalised
				assets or			construction	Capitalised	interest
		December		oil and gas	Other	June	compared to	interest	expense for	Source
Project Name	Budget	31, 2009	Addition	properties	Reduction	30, 2010	budget %	expense	current year	of fund

Guangxi Petrochemical 10 million tons/year refinery	15,120	12,782	958	(3)	—	13,737	91	419	124	Self & Loan
Lanzhou- Zhengzhou- Changsha pipeline	11,900	4,855	125	—	—	4,980	85	519	82	Self & Loan
West-East pipeline II	142,243	45,418	10,544	(25,817)	—	30,145	39	1,532	396	Self & Loan
Fushun Petrochemical 1 million tons/ year ethylene technology development	15,606	2,978	840	—	—	3,818	24	117	46	Self & Loan
Sichuan Petrochemical project with an ethylene output of 0.8 million tons/year	22,049	2,051	702	(1)	—	2,752	12	—	—	Self & Loan
Other		144,930	59,653	(28,879)	(9,826)	165,878		2,080	919

		213,014	72,822	(54,700)	(9,826)	221,310		4,667	1,567
Less:
Provision for impairment		(275)				(279)

		212,739				221,031

     For the six months ended June 30, 2010, the capitalised interest expense amounted to RMB 1,567 (for the six months ended June 30, 2009: RMB 1,270). The annual interest rates used to determine the capitalised amount in 2010 are 5.184%.

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
18 INTANGIBLE ASSETS

	December			June
	31, 2009	Addition	Reduction	30, 2010

Cost
Land use rights	23,486	1,742	(32)	25,196
Patents	2,984	1	—	2,985
Other (i)	12,672	757	(7)	13,422

Total	39,142	2,500	(39)	41,603

Accumulated amortisation
Land use rights	(3,034)	(335)	2	(3,367)
Patents	(1,668)	(99)	—	(1,767)
Other	(3,095)	(555)	6	(3,644)

Total	(7,797)	(989)	8	(8,778)

Intangible assets, net
Land use rights	20,452			21,829
Patents	1,316			1,218
Other	9,577			9,778

Total	31,345			32,825

Provision for impairment	(723)	—	1	(722)

Net book value	30,622			32,103

(i)	Other intangible assets principally include non-proprietary technology and trademark use right etc.
     Amortisation provided on intangible assets for the six months ended June 30, 2010 was RMB 974.
     Research and development expenditures for the six months ended June 30, 2010 amounted to RMB 5,463 (for the six months ended June 30, 2009: RMB 4,191), which have been recognised in the income statement.
     As of June 30, 2010, intangible assets of RMB 13 are pledged as collateral for the Group’s short-term borrowings of RMB 6 (Note 22).
19 GOODWILL
     The goodwill of the Group was mainly generated from a business combination not under common control.

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
20 LONG-TERM PREPAID EXPENSES

	December			June
	31, 2009	Addition	Reduction	30, 2010

Advance lease payments (i)	10,335	1,254	(759)	10,830
Other	4,617	481	(490)	4,608

Total	14,952	1,735	(1,249)	15,438

(i)	Advance lease payments are principally for use of land sub-leased from entities other than the PRC land authorities.
     Amortisation provided on long-term prepaid expenses for the six months ended June 30, 2010 was RMB 1,209.
21 PROVISION FOR ASSETS

	December		Reduction		June
	31, 2009	Addition	Reversal	Write-off	30, 2010

Bad debts provision	5,865	2	(47)	(147)	5,673
Including:
Bad debts provision for accounts receivable	2,124	—	(24)	(30)	2,070
Bad debts provision for other receivables	3,713	—	(23)	(116)	3,574
Bad debts provision for advances to suppliers	28	2	—	(1)	29
Provision for declines in the value of inventories	866	106	(11)	(184)	777
Provision for impairment of available-for-sale financial assets	514	—	—	(32)	482
Provision for impairment of long-term equity investments	191	—	—	—	191
Provision for impairment of fixed assets	21,449	326	—	(100)	21,675
Provision for impairment of oil and gas properties	8,773	2,762	—	(1)	11,534
Provision for impairment of construction in progress	275	4	—	—	279
Provision for impairment of intangible assets	723	—	—	(1)	722

Total	38,656	3,200	(58)	(465)	41,333

22 SHORT-TERM BORROWINGS

	June 30, 2010	December 31, 2009

Guarantee — RMB	15	144
Pledge — RMB	4,343	5,003
Impawn — RMB	840	1,322
Unsecured — USD	12,767	12,278
Unsecured — RMB	44,326	55,875
Unsecured — Canadian Dollar (“CAD”)	12,289	—

	74,580	74,622

     As of June 30, 2010, the short-term guaranteed borrowings are guaranteed by CNPC.
     As of June 30, 2010, the short-term pledged borrowings were secured by inventories with a net book value of RMB 171 (December 31, 2009: RMB 120), fixed assets of a net book value of RMB 12 (December 31, 2009: RMB 235), intangible assets with a net book value of RMB 13 (December 31, 2009: RMB 13) and other cash balances of RMB 4,160 (December 31,

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
2009: 4,740) as collateral.
     As of June 30, 2010, the short-term impawned borrowings were secured by notes receivable of RMB 840 (December 31, 2009: RMB 1,050).
     The weighted average interest rate for short-term borrowings as of June 30, 2010 is 2.66% per annum (December 31, 2009: 3.15%).
23 NOTES PAYABLE
     As of June 30, 2010 and December 31, 2009, notes payable represented mainly trade accepted notes. All notes are matured within one year.
24 ACCOUNTS PAYABLE
     As of June 30, 2010, accounts payable included amounts payable to shareholders who hold 5% or more of the voting rights in the Company RMB 58,188 (December 31, 2009: RMB 52,044).
     As of June 30, 2010, accounts payable aged over one year amounted to RMB 17,273 (December 31, 2009: RMB 16,040), and mainly comprised of payables to several suppliers and were not settled.
25 ADVANCES FROM CUSTOMERS
     As of June 30, 2010, advances from customers included amount payable to shareholders who hold 5% or more of the voting rights in the Company RMB 791 (December 31, 2009: RMB 418).
26 EMPLOYEE COMPENSATION PAYABLE

	December			June
	31, 2009	Addition	Reduction	30, 2010

Wages, salaries and allowances	2,911	25,460	(21,471)	6,900
Staff Welfare	—	2,398	(1,284)	1,114
Social security contributions	683	6,684	(6,633)	734
Including: Medical insurance	346	1,563	(1,490)	419
Basic endowment insurance	160	3,715	(3,721)	154
Unemployment insurance	32	287	(283)	36
Work-related injury insurance	36	180	(178)	38
Maternity insurance	11	85	(84)	12
Housing fund	45	2,183	(2,199)	29
Labour union funds and employee education funds	1,358	847	(592)	1,613
Other	108	132	(148)	92

	5,105	37,704	(32,327)	10,482

     As of June 30, 2010, employee benefits payable did not contain any balance in arrears.

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
27 TAXES PAYABLE

	June 30, 2010	December 31, 2009

Income tax payable	10,365	9,721
Consumption tax payable	8,466	8,087
Crude oil special levy payable	10,027	9,897
Other	7,520	7,258

	36,378	34,963

28 OTHER PAYABLES
     As of June 30, 2010, other payables included amounts payable to shareholders who hold 5% or more of the voting rights in the Company RMB 4,896 (December 31, 2009: RMB 2,627).
     As of June 30, 2010, other payables mainly comprised deposits and payments made on behalf, and other payables aged over one year amounted to RMB 6,101 (December 31, 2009: RMB 5,639).
29 PROVISIONS

	December 31, 2009	Addition	Reduction	June 30, 2010

Assets retirement obligations	44,747	2,593	(5)	47,335

	44,747	2,593	(5)	47,335

     Assets retirement obligations are related to oil and gas properties.
30 CURRENT PORTION OF NON-CURRENT LIABILITIES

	June 30, 2010	December 31, 2009

Long-term borrowings due within one year
Guarantee — USD	69	67
Guarantee — RMB	265	145
Guarantee — Other	27	—
Impawn — RMB	40	20
Pledge — RMB	—	10
Pledge — USD	679	—
Unsecured — RMB	1,142	11,363
Unsecured — USD	3,772	2,427
Unsecured — Other	20	26

	6,014	14,058
Debentures payable due within one year	171	171

	6,185	14,229

     The above-mentioned long-term guaranteed borrowings due within one year were mainly guaranteed by CNPC and its subsidiaries.

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
     The five largest long-term borrowings due within one year:

					June 30, 2010		December 31, 2009
	Starting	Termination			Foreign		Foreign
	date	date	Currency	Rate	currency	RMB	currency	RMB

Bank of China	July 15, 2008	June 20, 2011	USD	LIBOR plus 0.80%	400	2,716	—	—

Bank of China	July 18, 2007	July 17, 2010	USD	LIBOR plus 0.40%	150	1,019	150	1,024

Standard Chartered Bank	July 18, 2007	July 19, 2010	USD	LIBOR plus 3.00%	100	679	—	—

China Petroleum Finance Company Limited	October 21, 2005	August 12, 2010	RMB	4.61%	—	461	—	461

China Petroleum Finance Company Limited	November 8, 2005	August 12, 2010	RMB	4.61%	—	300	—	300

						5,175		1,785

31 OTHER CURRENT LIABILITIES

	June 30, 2010	December 31, 2009

Short-term financing bills	60,000	60,000
Other	2,770	2,554

	62,770	62,554

32 LONG-TERM BORROWINGS

	June 30, 2010	December 31, 2009

Pledge — USD	815	819
Pledge — RMB	—	665
Impawn — RMB	95	95
Guarantee — USD	310	345
Guarantee — RMB	531	665
Guarantee — Other	173	—
Unsecured — RMB	17,140	22,754
Unsecured — USD	14,598	25,019
Unsecured — CAD	2,832	—
Unsecured — Other	162	202

	36,656	50,564
Less: Long-term borrowings due within one year (Note 30)	(6,014)	(14,058)

	30,642	36,506

     As of June 30, 2010, the above-mentioned long-term pledged borrowings were secured by time deposits of USD 120 million (December 31, 2009: USD 120 million) (Note 7).
     The above-mentioned long-term impawned borrowings were impawned by the fees collection rights derived from sales of natural gas.

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
     The above-mentioned long-term guaranteed borrowings were mainly guaranteed by CNPC and its subsidiaries.
     The maturities of long-term borrowings at the dates indicated are analysed as follows:

	June 30, 2010	December 31, 2009

Between one to two years	5,999	10,041
Between two to five years	15,350	16,321
After five years	9,293	10,144

	30,642	36,506

     The weighted average interest rate for long-term borrowings as of June 30, 2010 is 3.08% (December 31, 2009: 3.20%).
     The fair values of long-term borrowings amounted to RMB 36,529 (December 31, 2009: RMB 50,328). The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates as at balance sheet date of the Group’s availability of financial instruments (terms and characteristics similar to the borrowings).
     The five largest long-term borrowings:

					June 30, 2010		December 31, 2009
	Starting	Termination			Foreign		Foreign
	date	date	Currency	Rate	currency	RMB	currency	RMB

China Petroleum Finance Company Limited	June 5, 2009	June 5, 2012	RMB	4.32%	—	5,000	—	5,000

China Petroleum Finance Company Limited	March 14, 2010	March 14, 2013	RMB	4.32%	—	4,000	—	—

Bank of China	July 15, 2009	June 16, 2014	USD	LIBOR plus 1.00%	530	3,599	760	5,189

China Petroleum Finance Company Limited	April 22, 2002	April 22, 2032	RMB	4.75%	—	2,800	—	2,800

China Petroleum Finance Company Limited	February 3, 2010	February 3, 2013	CAD	LIBOR plus 1.00%	434	2,781	—	—

						18,180		12,989

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
33 DEBENTURES PAYABLE

			Annual
	Issue	Term of	Interest	December			June
Debentures’ Name	date	Debentures	rate%	31, 2009	Addition	Reduction	30, 2010

2003 PetroChina Company Limited Corporate debentures	October 28, 2003	10 - year	4.11	1,500	—	—	1,500
2006 PetroChina Company Limited Corporate debentures	October 23, 2006	5 - year	3.76	2,000	—	—	2,000
2009 PetroChina Company Limited first tranche medium-term notes	January 13, 2009	3 - year	2.70	15,000	—	—	15,000
2009 PetroChina Company Limited second tranche medium-term notes	March 19, 2009	3 - year	2.28	15,000	—	—	15,000
2009 PetroChina Company Limited third tranche medium-term notes	May 26, 2009	5 - year	3.35	15,000	—	—	15,000
2010 PetroChina Company Limited first tranche medium-term notes	February 5, 2010	7 - year	4.60	—	11,000	—	11,000
2010 PetroChina Company Limited second tranche medium-term notes(i)	May 19, 2010	7 - year	3.97	—	20,000	—	20,000
2010 PetroChina Company Limited third tranche medium-term notes	May 19, 2010	5 - year	3.97	—	20,000	—	20,000
Other				636	—	(98)	538

				49,136	51,000	(98)	100,038

Less: Debentures Payable due within one year				(171)			(171)

				48,965			99,867

(i)	The second tranche medium-term notes has a term of 7 years, with an option to determine the interest rate for the issuer and a put option for the investors at the end of the fifth year.

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
     The above-mentioned debentures were issued at the par value, without premium or discount.
     The fair values of the debentures amounted to RMB 97,636 (December 31, 2009: RMB 47,733). The fair values are based on discounted cash flows using an applicable discount rate which is based on the prevailing market rates as at the balance sheet date of the Company’s availability of financial instruments (terms and characteristics similar to the borrowings).
34 DEFERRED TAX ASSETS AND LIABILITIES
     Deferred tax assets and liabilities before offset are listed as below:
     (a) Deferred tax assets

	June 30, 2010		December 31, 2009
		Deductible		Deductible
	Deferred	temporary	Deferred	temporary
	tax assets	differences	tax assets	differences

Provision for impairment of assets	5,757	23,537	5,352	21,907
Wages and welfare	1,514	6,501	586	2,742
Carry forward of losses	208	1,017	166	795
Other	10,047	40,585	7,458	30,299

	17,526	71,640	13,562	55,743

     (b) Deferred tax liabilities

	June 30, 2010		December 31, 2009
		Taxable		Taxable
	Deferred	temporary	Deferred	temporary
	tax liabilities	differences	tax liabilities	differences

Depreciation and depletion of fixed assets and oil and gas properties	33,423	137,686	32,228	133,277
Other	2,225	14,023	2,538	16,084

	35,648	151,709	34,766	149,361

     Deferred tax assets and liabilities after offset are listed as below:

	June 30, 2010	December 31, 2009

Deferred tax assets	242	289
Deferred tax liabilities	18,364	21,493
35 SHARE CAPITAL

	June 30, 2010	December 31, 2009

H shares	21,099	21,099
A shares	161,922	161,922

	183,021	183,021

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
     The assets and liabilities injected by CNPC in 1999 had been valued by China Enterprise Appraisal Co. The net assets injected by CNPC had been exchanged for 160 billion state-owned shares of the Company with a par value of RMB 1.00 yuan per share. The excess of the value of the net assets injected over the par value of the state-owned shares had been recorded as capital surplus.
     Pursuant to the approval of China Securities Regulatory Commission (“CSRC”), on April 7, 2000, the Company issued 17,582,418,000 foreign capital stock, in which 1,758,242,000 shares were converted from the prior state-owned shares of the Company owned by CNPC.
     The above-mentioned foreign capital stock represented by 13,447,897,000 H shares and 41,345,210 ADS (each representing 100 H shares), were listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange Inc. on April 7, 2000 and April 6, 2000, respectively.
     The Company issued 3,196,801,818 new H shares with a par value of RMB 1.00 yuan per share on September 15, 2005. CNPC also converted 319,680,182 state-owned shares it held into H shares and sold them concurrently with PetroChina’s issuance of new H shares.
     The Company issued 4,000,000,000 A shares with a par value of RMB 1.00 yuan per share on October 31, 2007. The A shares were listed on the Shanghai Stock Exchange on November 5, 2007.
     Following the issuance of the A shares, all the existing state-owned shares issued before November 5, 2007 held by CNPC have been registered with the China Securities Depository and Clearing Corporation Limited as A shares.
36 CAPITAL SURPLUS

	December			June
	31, 2009	Addition	Reduction	30, 2010

Capital premium	74,155	—	—	74,155
Other capital surplus
Capital surplus under the old CAS	40,955	—	—	40,955
Fair values of available-for-sale financial assets	164	—	(24)	140
Other	1,105	—	(161)	944

	116,379	—	(185)	116,194

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
37 SURPLUS RESERVES

	December			June
	31, 2009	Addition	Reduction	30, 2010

Statutory Surplus Reserves	125,407	—	—	125,407
Discretionary Surplus Reserves	40	—	—	40

	125,447	—	—	125,447

     Pursuant to the Company Law of PRC, the Company’s Articles of Association and the resolution of Board of Directors, the Company is required to transfer 10% of its net profit to a Statutory Surplus Reserves. Appropriation to the Statutory Surplus Reserves may be ceased when the fund aggregates to 50% of the Company’s registered capital. The Statutory Surplus Reserves may be used to make good previous years’ losses or to increase the capital of the Company upon approval.
     The Discretionary Surplus Reserves is approved by a resolution of shareholders’ general meeting after Board of Directors’ proposal. The Company may convert its Discretionary Surplus Reserves to make good previous years’ losses or to increase the capital of the Company. The Company has not extracted Discretionary Surplus Reserves for the six months ended June 30, 2010 (for the six months ended June 30, 2009: None).
38 UNDISTRIBUTED PROFITS

For the six months ended
June 30, 2010

Undistributed profits at beginning of the period	419,046
Add: Net profit attributable to equity holders of the Company	65,211
Special reserve — Safety Fund	152
Less: Ordinary share dividends payable	(23,799)

Undistributed profits at end of the period	460,610

     As authorised by shareholders in the Annual General Meeting on May 20, 2010, the Board of Directors resolved to distribute interim dividends attributable to owners of the Company in respect of 2010 of RMB 0.16063 yuan per share amounting to a total of RMB 29,399, according to the issued 183,021 million shares.
39 MINORITY INTEREST
     Minority interest attributable to minority shareholders of subsidiaries

	June 30, 2010	December 31, 2009

CNPC Exploration and Development Company Limited	33,845	31,333
PetroKazakhstan Inc.	5,195	4,755
Kunlun Energy Company Limited (i)	8,691	6,972
Other	17,281	17,269

	65,012	60,329

(i)	Kunlun Energy Company Limited is formerly known as CNPC (Hong Kong) Limited.

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
40 OPERATING INCOME AND COST OF SALES

	Group
	For the six	For the six
	months ended	months ended
	June 30, 2010	June 30, 2009

Income from principal operations (a)	672,342	404,896
Income from other operations (b)	12,455	10,381

	684,797	415,277

	Group
	For the six	For the six
	months ended	months ended
	June 30, 2010	June 30, 2009

Cost of sales from principal operations (a)	436,666	238,763
Cost of sales from other operations (b)	11,551	10,159

	448,217	248,922

     Income from the Group’s five largest customers for the six months ended June 30, 2010 was RMB 64,343, representing 9% of the Group’s total operating income.

	Company
	For the six	For the six
	months ended	months ended
	June 30, 2010	June 30, 2009

Income from principal operations (a)	456,372	311,409
Income from other operations (b)	7,749	6,560

	464,121	317,969

	Company
	For the six	For the six
	months ended	months ended
	June 30, 2010	June 30, 2009

Cost of sales from principal operations (a)	301,779	191,483
Cost of sales from other operations (b)	7,447	6,792

	309,226	198,275

     Income from the Company’s five largest customers for the six months ended June 30, 2010 was RMB 38,897, representing 8% of the Company’s total operating income.

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
     (a) Income from and cost of sales from principal operations

	Group
	For the six months ended		For the six months ended
	June 30, 2010		June 30, 2009
	Income	Cost	Income	Cost

Exploration and production	256,115	131,155	158,854	99,845
Refining and Chemicals	317,181	249,107	213,519	143,158
Marketing	530,369	499,710	299,939	273,414
Natural gas and pipeline	52,397	39,373	34,659	23,662
Other	75	34	32	47
Intersegment elimination	(483,795)	(482,713)	(302,107)	(301,363)

Total	672,342	436,666	404,896	238,763

	Company
	For the six months ended		For the six months ended
	June 30, 2010		June 30, 2009
	Income	Cost	Income	Cost

Exploration and production	199,955	140,832	122,741	98,919
Refining and Chemicals	317,572	249,589	213,351	143,093
Marketing	309,304	285,579	210,456	192,492
Natural gas and pipeline	38,169	28,574	30,539	21,904
Other	17	24	24	36
Intersegment elimination	(408,645)	(402,819)	(265,702)	(264,961)

Total	456,372	301,779	311,409	191,483

     (b) Income from and cost of sales from other operations

	Group
	For the six months ended		For the six months ended
	June 30, 2010		June 30, 2009
	Income	Cost	Income	Cost

Sale of materials	2,668	2,586	2,865	2,695
Other	9,787	8,965	7,516	7,464

Total	12,455	11,551	10,381	10,159

	Company
	For the six months ended		For the six months ended
	June 30, 2010		June 30, 2009
	Income	Cost	Income	Cost

Sale of materials	1,144	1,009	1,409	1,370
Other	6,605	6,438	5,151	5,422

Total	7,749	7,447	6,560	6,792

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
41 TAX AND LEVIES ON OPERATIONS

	For the six	For the six
	months ended	months ended
	June 30, 2010	June 30, 2009

Business tax	662	533
City maintenance and construction tax	5,688	4,169
Educational surcharge	2,900	2,114
Consumption tax	43,442	39,702
Resource tax	4,083	2,834
Crude oil special levy	25,851	2,385
Other	3,438	2,656

	86,064	54,393

42 FINANCE EXPENSES

	For the six	For the six
	months ended	months ended
	June 30, 2010	June 30, 2009

Interest expense	3,518	2,551
Less: Interest income	(993)	(504)
Exchange losses	1,130	1,103
Less: Exchange gains	(928)	(265)
Other	192	268

	2,919	3,153

43 ASSET IMPAIRMENT LOSSES

	For the six	For the six
	months ended	months ended
	June 30, 2010	June 30, 2009

Impairment losses for bad debts provision	(45)	(34)
Impairment losses for declines in the value of inventories	95	75
Impairment losses for available-for-sale financial assets	—	—
Impairment losses for fixed assets and oil and gas properties	3,088	—
Impairment losses for intangible assets	—	—
Impairment losses for construction in progress	4	—
Impairment losses for long-term equity investments	—	—

	3,142	41

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
44 INVESTMENT INCOME

	Group
	For the six	For the six
	months ended	months ended
	June 30, 2010	June 30, 2009

Gain on available-for-sale financial assets	149	143
Share of profit of associates and jointly controlled entities	2,440	739
Gain on disposal of long-term equity investments	19	1
Gain on disposal of subsidiaries	55	—
Other	(37)	2

	2,626	885

     For the six months ended June 30, 2010, the investment income from the top 5 long-term equity investments accounted for using the equity method which accounted for the highest proportion of the Group’s profit before taxation was RMB 1,889 (for the six months ended June 30, 2009: RMB 823).

	Company
	For the six	For the six
	months ended	months ended
	June 30, 2010	June 30, 2009

Gain on available-for-sale financial assets	15	64
Share of profit of associates and jointly controlled entities	174	121
Dividends declared by subsidiaries	30,763	17,086
Gain on disposal of long-term equity investments	2	37
(Loss)/ gain on disposal of subsidiaries	(7)	3
Other	1	(4)

	30,948	17,307

     For the six months ended June 30, 2010, the investment income from the top 5 long-term equity investments accounted for using the equity method which accounted for the highest proportion of the Company’s profit before taxation was RMB 148 (for the six months ended June 30, 2009: RMB 112).
45 NON-OPERATING INCOME AND EXPENSES
     (a) Non-operating income

	For the six	For the six
	months ended	months ended
	June 30, 2010	June 30, 2009

Gains on disposal of fixed assets and oil and gas properties	58	174
Government grants	520	487
Other	450	418

	1,028	1,079

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
     (b) Non-operating expenses

	For the six months	For the six months
	ended June 30, 2010	ended June 30, 2009

Loss on disposal of fixed assets and oil and gas properties	344	109
Fines	28	257
Donation	100	52
Extraordinary loss	92	115
Other	1,040	879

	1,604	1,412

46 TAXATION

	For the six months	For the six months
	ended June 30, 2010	ended June 30, 2009

Income taxes	21,288	6,224
Deferred taxes	(3,072)	5,495

	18,216	11,719

     The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	For the six months	For the six months
	ended June 30, 2010	ended June 30, 2009

Profit before taxation	88,538	63,596

Tax calculated at a tax rate of 25%	22,135	15,899
Prior year tax return adjustment	140	(2,216)
Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	425	130
Effect of preferential tax rate	(4,760)	(2,454)
Tax effect of income not subject to tax	(1,130)	(305)
Tax effect of expenses not deductible for tax purposes	1,406	665

Taxation	18,216	11,719

47 EARNINGS PER SHARE
     Basic and diluted earnings per share for the six months ended June 30, 2010 and June 30, 2009 have been computed by dividing profit attributable to owners of the Company by the 183,021 million shares issued and outstanding for the period.
     There are no potential dilutive ordinary shares, and the diluted earnings per share are equal to the basic earnings per share.

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
48 OTHER COMPREHENSIVE INCOME

	For the six	For the six
	months ended	months ended
	June 30, 2010	June 30, 2009

Fair value (loss)/gain from available-for-sale financial assets	(38)	104
Less: Income tax relating to available-for-sale financial assets	6	(21)

Sub-total	(32)	83

Currency translation differences	469	(4,000)

Other comprehensive income	437	(3,917)

49 NOTES TO CONSOLIDATED AND COMPANY CASH FLOW
     (a) Reconciliation from the net profit to the cash flow operating activities

	Group		Company
	For the six	For the six	For the six	For the six
	months ended	months ended	months ended	months ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009

Net profit	70,322	51,877	61,913	46,997
Add:Impairment of asset, net	3,142	41	3,049	42
Depreciation and depletion of fixed assets and oil and gas properties	50,702	41,079	37,198	29,561
Amortisation of intangible assets	974	846	815	712
Amortisation of long-term prepaid expenses	1,209	1,085	1,003	914
Loss on disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	10,013	5,672	9,347	2,915
Finance expense	2,525	2,047	2,072	1,845
Investment income	(2,626)	(885)	(30,948)	(17,307)
(Decrease)/increase in deferred taxation	(3,072)	5,495	(3,304)	4,431
(Increase)/decrease in inventories	(6,185)	3,010	(1,259)	9,041
(Increase)/decrease in operating receivables	(11,366)	625	(2,758)	13,085
Increase/(decrease) in operating payables	34,831	22,921	15,126	(1,566)

Net cash from operating activities	150,469	133,813	92,254	90,670

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
     (b) Net increase in cash and cash equivalents

	Group		Company
	For the six	For the six	For the six	For the six
	months ended	months ended	months ended	months ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009

Cash at end of the period	127,267	89,232	103,365	70,784
Less: Cash at beginning of the period	(86,925)	(33,150)	(66,888)	(21,759)
Add: Cash equivalents at end of the period	—	—	—	—
Less: Cash equivalents at beginning of the period	—	—	—	—

Increase in cash and cash equivalents	40,342	56,082	36,477	49,025

     (c) Cash and cash equivalents

	Group		Company
	June	December	June	December
	30, 2010	31, 2009	30, 2010	31, 2009

Cash at bank and on hand	133,311	88,284	106,365	66,888
Less: Time deposits with maturities over 3 months	(6,044)	(1,359)	(3,000)	—

Cash and cash equivalents at end of the period	127,267	86,925	103,365	66,888

50 SEGMENT REPORTING
     The Group is principally engaged in a broad range of petroleum related products, services and activities. After re-segmentation in 2009, the Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline. Sales between operating segments are conducted principally at market prices. On the basis of these operating segments, the management of the Company assesses the segmental operating results and allocates resources. Additionally, the Group presents geographical information based on entities located in regions with a similar risk profile.
     The Exploration and Production segment is engaged in the exploration, development, production and marketing of crude oil and natural gas.
     The Refining and Chemicals segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, and derivative petrochemical products and other chemical products.
     The Marketing segment is engaged in the marketing of refined products and trading business.
     The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas.
     The Other segment relates to cash management and financing activities, the corporate center, research and development, and other business services supporting the operating business segments of the Group.
     The accounting policies of the operating segments are the same as those described in Note 4 — “Principal Accounting Policies and Accounting Estimates”.

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
     The segment information for the operating segments for the six months ended June 30, 2010 and 2009 are as follows:
     (1) Operating segments
     (a) Segment information as of and for the six months ended June 30, 2010 is as follows:

		Refining		Natural
	Exploration	and		Gas and
	and Production	Chemicals	Marketing	Pipeline	Other	Total

Revenue	261,793	320,163	533,280	52,945	411	1,168,592
Less: Intersegment revenue	(203,680)	(244,746)	(29,588)	(5,691)	(90)	(483,795)

Revenue from external customers	58,113	75,417	503,692	47,254	321	684,797

Segment expenses (i)	(161,866)	(123,550)	(285,896)	(11,877)	(9,059)	(592,248)

Segment result	76,486	5,760	7,821	11,152	(8,670)	92,549

Unallocated expenses						(3,435)

Operating profit						89,114

Segment assets	814,087	269,718	245,040	234,705	1,211,526	2,775,076
Other assets						242
Elimination of intersegment balances						(1,210,975)

Total assets						1,564,343

Segment liabilities	282,962	103,171	139,795	112,922	426,112	1,064,962
Other liabilities						54,742
Elimination of intersegment balances						(511,810)

Total liabilities						607,894

Depreciation, depletion and amortisation	35,615	7,299	3,891	5,593	487	52,885
Asset impairment losses	2,734	314	94	—	—	3,142
Capital expenditure
-Tangible assets	46,140	15,229	4,030	21,994	135	87,528
-Intangible assets	243	640	1,442	28	84	2,437

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
     (b) Segment information as of and for the six months ended June 30, 2009 is as follows:

	Exploration	Refining		Natural
	and	and		Gas and
	Production	Chemicals	Marketing	Pipeline	Other	Total

Revenue	162,688	216,988	302,225	35,074	409	717,384
Less: Intersegment revenue	(123,293)	(164,165)	(11,014)	(3,577)	(58)	(302,107)

Revenue from external customers	39,395	52,823	291,211	31,497	351	415,277

Segment expenses(i)	(114,817)	(90,187)	(129,291)	(8,419)	(6,325)	(349,039)

Segment result	37,975	17,166	7,286	9,760	(5,949)	66,238

Unallocated expenses						(2,309)

Operating profit						63,929

Segment assets	709,684	217,025	188,269	162,430	999,184	2,276,592
Other assets						22,102
Elimination of intersegment balances						(1,007,636)

Total assets						1,291,058

Segment liabilities	295,710	98,621	126,350	87,202	303,195	911,078
Other liabilities						30,831
Elimination of intersegment balances						(519,869)

Total liabilities						422,040

Depreciation, depletion and amortisation	30,439	5,625	3,080	3,390	476	43,010
Asset impairment losses	(12)	60	(4)	(3)	—	41
Capital expenditure
-Tangible assets	38,804	8,872	2,293	27,096	1,016	78,081
-Intangible assets	151	74	865	449	169	1,708

(i)	Segment expenses include operating costs, tax and levies on operations, and selling, general and administrative expenses.
     (2) Geographical information

	For the six	For the six
	months ended	months ended
Revenue from external customers	June 30, 2010	June 30, 2009

Mainland China	504,892	341,424
Other	179,905	73,853

	684,797	415,277

Non-current assets(i)	June 30, 2010	June 30, 2009

Mainland China	1,085,051	933,393
Other	97,825	69,414

	1,182,876	1,002,807

(i)	Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
51 RELATED PARTIES AND RELATED PARTY TRANSACTIONS
     (1) Parent Company and Subsidiaries
     Details about subsidiaries and related information are disclosed in Note 6(1).
     (a) Parent company
     CNPC, the immediate parent of the Company, is a state-controlled enterprise directly controlled by the PRC government. The PRC government is the Company’s ultimate controlling party.

	Type of	Place of	Legal
	Legal Entity	incorporation	representative	Principal activities

China National Petroleum Corporation	State-owned and state-controlled enterprises	PRC	Jiang Jiemin	An integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing
     (b) Equity interest and voting rights of parent company

	June 30, 2010		December 31, 2009
	Equity interest %	Voting rights %	Equity interest %	Voting rights %

China National Petroleum Corporation	86.34	86.34	86.29	86.29
     (2) Nature of Related Parties that are not controlled by the Company

Names of related parties	Relationship with the Company

Dalian West Pacific Petrochemical Co., Ltd.	Associate
China Marine Bunker (Petrochina) Co., Ltd.	Jointly controlled entity
Dagang Oilfield (Company) Company Limited	Fellow subsidiary of CNPC
CNPC Oriental Geophysical Exploration Company Limited	Fellow subsidiary of CNPC
China Petroleum Logging Company Limited	Fellow subsidiary of CNPC
Daqing Petroleum Administrative Bureau	Fellow subsidiary of CNPC
Liaohe Petroleum Exploration Bureau	Fellow subsidiary of CNPC
China Petroleum Pipeline Bureau	Fellow subsidiary of CNPC
Daqing Petrochemical Factory	Fellow subsidiary of CNPC
China Petroleum Material Equipment Company	Fellow subsidiary of CNPC
China Petroleum Finance Company Limited (CP Finance)	Fellow subsidiary of CNPC
China National Oil and Gas Exploration and Development Corporation	Fellow subsidiary of CNPC
China National United Oil Corporation	Fellow subsidiary of CNPC
     (3) Summary of Significant Related Party transactions
     Related party transactions with CNPC and its subsidiaries:
     On August 27, 2008, the Company and CNPC entered into a Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”), amending the

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
original Comprehensive Products and Services Agreements and the First Supplemental Agreement and the Second Supplemental Agreement thereto. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by the CNPC and its subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, the actual cost incurred or the agreed contractual price.
     On March 10, 2000, the Company and CNPC entered into a Land Use Rights Leasing Contract. The Land Use Rights Leasing Contract provides for the lease of 42,476 parcels of land to the business units of the Group with an aggregate area of approximately 1,145 million square meters of land located throughout the PRC for a term of 50 years at an annual fee of RMB 2,000. The total fee payable for the lease of all such property may, after every 10 years, be adjusted by agreement between the Company and CNPC.
     On March 10, 2000, the Company and CNPC entered into a Buildings Leasing Contract. Under the Buildings Leasing Contract, 191 buildings covering an aggregate area of 269,770 square meters located throughout the PRC were leased at an aggregate annual fee of RMB 39 for a term of 20 years. The Company also entered into a Supplemental Buildings Leasing Agreement with CNPC on September 26, 2002, which became effective on January 1, 2003 to lease additional 404 buildings covering 442,730 square meters at an annual rental of approximately RMB 157. The Supplemental Buildings Leasing Agreement will expire at the same time as the Buildings Leasing Agreement.

		For the six	For the six
		months ended	months ended
	Notes	June 30, 2010	June 30, 2009

Sales of goods and services rendered to CNPC and its subsidiaries	(1)	18,377	12,577
Purchase of services from CNPC and its subsidiaries:
Fees paid for construction and technical services	(2)	40,025	41,261
Fees for production services	(3)	46,212	24,183
Social services charges	(4)	1,240	1,086
Ancillary services charges	(5)	1,636	1,253
Material supply services	(6)	217	273
Financial service
Interest income	(7)	63	55
Interest expense	(8)	1,592	1,625
Other financial service expense	(9)	907	—
Rental paid to CNPC	(10)	1,061	1,021
Purchases of assets from CNPC and its subsidiaries	(11)	746	681

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
Notes:
(1)	Primarily crude oil, natural gas, refined products, chemical products and the supply of water, electricity, gas, heat, measurement, quality inspection etc.
(2)	Construction and technical services comprise geophysical survey, drilling, well cementing, logging, well testing, oil testing, oilfield construction, refineries and chemical plants construction, engineering design and supervision, repair of equipment etc.
(3)	Production services comprise the repair of machinery, supply of water, electricity and gas, provision of services such as communications, transportation, fire fighting, asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery, etc.
(4)	Social services comprise mainly security service, education, hospitals, preschool, etc.
(5)	Ancillary services comprise mainly property management and provision of training centres, guesthouses, canteens, public shower rooms, etc.
(6)	Material supply services comprise mainly purchase of materials, quality control, storage of materials and delivery of materials, etc.
(7)	The bank deposits in CNPC and fellow CNPC subsidiaries as of June 30, 2010 were RMB 13,404 (December 31, 2009: RMB 10,433).
(8)	The loans from CNPC and fellow CNPC subsidiaries including short-term borrowings, long-term borrowings due within one year and long-term borrowings as of June 30, 2010 were RMB 73,838 (December 31, 2009: RMB 81,753).
(9)	Other financial service expense primarily refers to expense of insurance and other services.
(10)	Rental was paid for the operating lease of land and buildings at the prices prescribed in the Building and Land Use Rights leasing contract with CNPC.
(11)	Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment.
     Related party transactions with associates and jointly controlled entities:
     The transactions between the Group and its associates and jointly controlled entities are conducted at government-prescribed prices or market prices.

	For the six months ended	For the six months ended
	June 30, 2010	June 30, 2009

(a) Sales of goods
— Refined products	4,424	4,050
— Chemical products	109	47
(b) Sales of services	8	—
(c) Purchases of goods	5,182	2,632
(d) Purchases of services	13	17
(e) Purchases of assets	—	—
     (4) Commissioned loans
     The Company, its subsidiaries and associates commissioned CP Finance and other financial institutions to provide loans to each other, charging interest in accordance with the prevailing interest rates. Loans between the Company and its subsidiaries have been eliminated in the consolidated financial statements. As of June 30, 2010, the eliminated commissioned loans totalled RMB 31,148, including short-term loans of RMB 21,132, loans due within one year of RMB 30 and long-term loans of RMB 9,986.

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
     (5) Guarantees
     The Group provided guarantees of loans for associates, see Note 7.
     CNPC provided guarantees of loans for the Group, see Note 22, Note 30 and Note 32.
     (6) Receivables and payables with related parties
     (a) Accounts receivable / Other receivables / Advances to suppliers

	June 30, 2010	December 31, 2009

CNPC and its subsidiaries
Accounts receivable	5,079	2,351
Other receivables	439	259
Advances to suppliers	39,958	16,037

Associates and jointly controlled entities
Accounts receivable	801	1,566
Other receivables	55	407
Advances to suppliers	1	2
     As of June 30, 2010, the provisions for bad debts of the receivables from related parties amounted RMB 152 (December 31, 2009: RMB 294).
     As of June 30, 2010, the receivables from related parties represented 36% (December 31, 2009: 25%) of total receivables.
     (b) Accounts payable / Other payables / Advances from customers

	June 30, 2010	December 31, 2009

CNPC and its subsidiaries
Accounts payable	58,188	52,044
Other payables	4,896	2,627
Advances from customers	791	418

Associates and jointly controlled entities
Accounts payable	246	685
Other payables	299	119
Advances from customers	204	112
     As of June 30, 2010, the payables to related parties represented 30% (December 31, 2009: 28%) of total payables.
     (7) Summary of transactions with subsidiaries
     Significant related party transactions with subsidiaries:

	For the six	For the six
	months ended	months ended
	June 30, 2010	June 30, 2009

(a) Sales of goods	2,830	3,037
(b) Purchase of goods and services	114,601	63,923

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
     Receivables and payables with subsidiaries:

	June 30, 2010	December 31, 2009

Other receivables	15,783	14,904
Other payables	337	358
     (8) Key management personnel compensation

	For the six	For the six
	months ended	months ended
	June 30, 2010	June 30, 2009
	RMB’000	RMB’000

Key management personnel compensation	4,678	4,237
52 CONTINGENT LIABILITIES
     (1) Bank and other guarantees
     At June 30, 2010, borrowings of associates of RMB 21 (December 31, 2009: RMB 21) from CP Finance were guaranteed by the Group. The Group had contingent liabilities in respect of the guarantees from which it is anticipated that no material liabilities will arise.
     (2) Environmental liabilities
     China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the consolidated financial statements, which may have a material adverse effect on the financial position of the Group.
     (3) Legal contingencies
     Notwithstanding certain insignificant lawsuits as well as other proceedings outstanding, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.
     (4) Leasing of roads, land and buildings
     As of June 30, 2010, CNPC is still in the process of completing the process of obtaining the formal land use right certificates, necessary governmental procedures for the requisition of collectively-owned land on which gas stations are located and building ownership certificates for buildings transferred to the Group under the Restructuring Agreement entered into between the Company and CNPC in 2000.
     Management confirms that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the certain relevant land use right certificates or individual building ownership certificates have not been obtained to date or the fact that the relevant governmental procedures have not been completed. In management’s opinion, the outcome of the above events will not have a material adverse effect on the financial position of the Group.

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
     (5) Group insurance
     The Group has insurance coverage for vehicles and certain assets that are subject to significant operating risks, third-party liability insurance against claims relating to personal injury, property and environmental damages that result from accidents and also employer liabilities insurance. The potential effect on the financial position of the Group of any liabilities resulting future uninsured incidents cannot be estimated by the Group at present.
53 COMMITMENTS
     (1) Operating lease commitments
     Operating lease commitments of the Group are mainly for leasing of land and buildings and equipment. Leases range from one to fifty years and usually do not contain renewal options. Future minimum lease payments as of June 30, 2010 under non-cancellable operating leases are as follows:

	June 30, 2010	December 31, 2009

Within one year	3,733	4,071
Between one to two years	3,176	3,298
Between two to three years	2,857	3,085
Thereafter	81,299	83,480

	91,065	93,934

     Operating lease expenses for the six months ended June 30, 2010 was RMB 3,302 (for the six months ended June 30, 2009: RMB 2,958).
     (2) Capital commitments
     As of June 30, 2010, the Group’s capital commitments contracted but not provided for were RMB 38,899 (December 31, 2009: RMB 56,657).
     (3) Exploration and production licenses
     The Group is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. No payments incurred for the six months ended June 30, 2010 (for the six months ended June 30, 2009: RMB 279).
     Estimated annual payments for the next five years are as follows:

June 30, 2010

2010	1,000
2011	1,000
2012	1,000
2013	1,000
2014	1,000

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
54 EVENTS AFTER BALANCE SHEET DATE
     On July 14, 2010, the shareholders of Arrow Energy Limited (“Arrow”) approved the proposed acquisition of 100% of the shares of Arrow by CS CSG (Australia) Pty Ltd., a 50-50 joint venture company owned by a subsidiary of the Group and Shell Energy Holdings Australia Ltd. for a cash consideration of Australian Dollar (“AUD”) 4.70 per share. On August 23, 2010, CS CSG (Australia) Pty Ltd. paid a total consideration of AUD 3.5 billion (approximately RMB 21,120).

PETROCHINA COMPANY LIMITED MANAGEMENT
SUPPLEMENTARY INFORMATION (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(All amounts in RMB millions unless otherwise stated)
1 NON-RECURRING PROFIT/LOSS ITEMS

	For the six	For the six
	months ended	months ended
	June 30, 2010	June 30, 2009

Net (loss)/gain on disposal of non-current assets	(219)	64
Government grants recognised in the current period income statement	204	75
Subsidiaries’ net profit from beginning of the period before being combined as business combinations under common control	—	103
Net gain/(loss) on disposal of available-for-sale financial assets	2	(2)
Reversal of provisions for bad debts against receivables	47	65
Income on commissioned loans	1	4
Other non-operating income and expenses	(803)	(885)

	(768)	(576)

Tax impact of non-recurring profit/loss items	191	174
Impact of minority interest	(1)	(44)

	(578)	(446)

2 SIGNIFICANT DIFFERENCES BETWEEN IFRS AND CAS
     The consolidated net profit for the period under IFRS and CAS were RMB 70,438 and RMB 70,322 respectively, with a difference of RMB 116; the consolidated shareholders’ equity for the period under IFRS and CAS were RMB 956,476 and RMB 956,449 respectively, with a difference of RMB 27. These differences under the different accounting standards were primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999.
     During the Restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by CNPC. Valuation results other than revaluation surpluses associated with fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

PETROCHINA COMPANY LIMITED
UNAUDITED CONSOLIDATED INTERIM CONDENSED
STATEMENT OF COMPREHENSIVE INCOME
For the six months ended June 30, 2010 and June 30, 2009
(Amounts in millions)

		Six months ended June 30
	Notes	2010	2009
		RMB	RMB

TURNOVER	4	684,797	415,277

OPERATING EXPENSES
Purchases, services and other		(362,529)	(180,917)
Employee compensation costs		(37,704)	(30,574)
Exploration expenses, including exploratory dry holes		(15,809)	(11,107)
Depreciation, depletion and amortisation		(55,852)	(42,859)
Selling, general and administrative expenses		(34,113)	(27,027)
Taxes other than income taxes	5	(89,194)	(56,727)
Other expenses, net		(661)	(66)

TOTAL OPERATING EXPENSES		(595,862)	(349,277)

PROFIT FROM OPERATIONS		88,935	66,000

FINANCE COSTS
Exchange gain		928	265
Exchange loss		(1,130)	(1,103)
Interest income		993	504
Interest expense		(3,518)	(2,551)

TOTAL NET FINANCE COSTS		(2,727)	(2,885)

SHARE OF PROFIT OF ASSOCIATES AND JOINTLY CONTROLLED ENTITIES		2,440	739

PROFIT BEFORE INCOME TAX EXPENSE	6	88,648	63,854
INCOME TAX EXPENSE	7	(18,210)	(11,810)

PROFIT FOR THE PERIOD		70,438	52,044

OTHER COMPREHENSIVE INCOME:
Currency translation differences		469	(4,000)
Fair value (loss)/ gain from available-for-sale financial assets		(38)	104
Income tax relating to components of other comprehensive (loss)/ income		6	(21)

OTHER COMPREHENSIVE INCOME/ (LOSS), NET OF TAX		437	(3,917)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		70,875	48,127

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company		65,330	50,501
Non-controlling interest		5,108	1,543

		70,438	52,044

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company		65,647	48,572
Non-controlling interest		5,228	(445)

		70,875	48,127

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	8	0.36	0.28

The accompanying notes are an integral part of these interim financial statements.

PETROCHINA COMPANY LIMITED
UNAUDITED CONSOLIDATED INTERIM CONDENSED
STATEMENT OF FINANCIAL POSITION
As of June 30, 2010 and December 31, 2009
(Amounts in millions)

	Notes	June 30, 2010	December 31, 2009
		RMB	RMB

NON-CURRENT ASSETS
Property, plant and equipment	10	1,100,847	1,075,467
Investments in associates and jointly controlled entities		29,021	28,223
Available-for-sale financial assets		2,175	2,343
Advance operating lease payments		32,116	30,236
Intangible and other assets		20,967	18,017
Deferred tax assets		242	289
Time deposits with maturities over one year		3,016	1,330

TOTAL NON-CURRENT ASSETS		1,188,384	1,155,905

CURRENT ASSETS
Inventories	11	121,066	114,781
Accounts receivable	12	41,461	28,785
Prepaid expenses and other current assets		77,513	59,595
Notes receivable		5,742	4,268
Time deposits with maturities over three months but within one year		3,028	29
Cash and cash equivalents		127,267	86,925

TOTAL CURRENT ASSETS		376,077	294,383

CURRENT LIABILITIES
Accounts payable and accrued liabilities	13	231,354	204,739
Income taxes payable		10,365	9,721
Other taxes payable		26,013	25,242
Short-term borrowings	14	140,765	148,851

TOTAL CURRENT LIABILITIES		408,497	388,553

NET CURRENT LIABILITIES		(32,420)	(94,170)

TOTAL ASSETS LESS CURRENT LIABILITIES		1,155,964	1,061,735

EQUITY
Equity attributable to owners of the Company:
Share capital		183,021	183,021
Retained earnings		465,750	424,067
Reserves		242,547	240,135

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		891,318	847,223
Non-controlling interest		65,158	60,478

TOTAL EQUITY		956,476	907,701

NON-CURRENT LIABILITIES
Long-term borrowings	14	130,509	85,471
Asset retirement obligations		47,335	44,747
Deferred tax liabilities		18,455	21,449
Other long-term obligations		3,189	2,367

TOTAL NON-CURRENT LIABILITIES		199,488	154,034

TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,155,964	1,061,735

The accompanying notes are an integral part of these interim financial statements.

PETROCHINA COMPANY LIMITED
UNAUDITED CONSOLIDATED INTERIM CONDENSED
STATEMENT OF CASH FLOWS
For the six months ended June 30, 2010 and June 30, 2009
(Amounts in millions)

	Six months ended June 30
	2010	2009
	RMB	RMB

CASH FLOWS FROM OPERATING ACTIVITIES

Profit for the period	70,438	52,044
Adjustments for:
Income tax expense	18,210	11,810
Depreciation, depletion and amortisation	55,852	42,859
Capitalised exploratory costs charged to expense	9,720	5,735
Share of profit of associates and jointly controlled entities	(2,440)	(739)
Reversal of provision for impairment of receivables, net	(45)	(34)
Write down in inventories, net	95	75
Loss/ (gain) on disposal of property, plant and equipment	272	(140)
Gain on disposal of investments in associates and jointly controlled entities	(19)	(10)
Gain on disposal of subsidiaries	(55)	—
(Gain)/ loss on disposal of available-for-sale financial assets	(3)	2
Loss on disposal of intangible and other non-current assets	7	2
Dividend income	(147)	(145)
Interest income	(993)	(504)
Interest expense	3,518	2,551
Advance payments on long-term operating leases	(2,970)	(1,644)
Changes in working capital:
Accounts receivable and prepaid expenses and other current assets	(11,269)	11,679
Inventories	(6,185)	3,010
Accounts payable and accrued liabilities	34,157	24,161

CASH GENERATED FROM OPERATIONS	168,143	150,712
Income taxes paid	(20,644)	(18,543)

NET CASH PROVIDED BY OPERATING ACTIVITIES	147,499	132,169

The accompanying notes are an integral part of these interim financial statements.

PETROCHINA COMPANY LIMITED
UNAUDITED CONSOLIDATED INTERIM CONDENSED
STATEMENT OF CASH FLOWS
For the six months ended June 30, 2010 and June 30, 2009
(Amounts in millions)

	Six months ended June 30
	2010	2009
	RMB	RMB

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(101,842)	(88,666)
Acquisition of investments in associates and jointly controlled entities, including prepayment	(9,950)	(7,216)
Acquisition of available-for-sale financial assets	—	(13)
Acquisition of intangible assets and other non-current assets	(991)	(1,494)
Purchase of non-controlling interest	(37)	(55)
Acquisition of subsidiaries	(737)	(177)
Proceeds from disposal of property, plant and equipment	113	291
Proceeds from disposal of investments in associates and jointly controlled entities	108	16
Proceeds from disposal of subsidiaries	22	—
Proceeds from disposal of available-for-sale financial assets	26	108
Proceeds from disposal of intangible and other non-current assets	17	11
Interest received	810	469
Dividends received	1,895	278
(Increase)/ decrease in time deposits with maturities over three months	(4,701)	3,775

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(115,267)	(92,673)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(80,473)	(47,508)
Repayments of long-term borrowings	(23,476)	(6,401)
Interest paid	(3,466)	(2,563)
Dividends paid to non-controlling interest	(1,793)	(1,323)
Dividends paid to owners of the Company	(23,799)	(27,367)
Increase in short-term borrowings	80,330	50,196
Increase in long-term borrowings	60,379	51,622
Capital contribution from non-controlling interest	582	655
Capital reduction of subsidiaries	—	(113)
(Decrease)/ increase in other long-term obligations	(107)	44

NET CASH FLOWS FROM FINANCING ACTIVITIES	8,177	17,242

TRANSLATION OF FOREIGN CURRENCY	(67)	(656)

Increase in cash and cash equivalents	40,342	56,082
Cash and cash equivalents at beginning of the period	86,925	33,150

Cash and cash equivalents at end of the period	127,267	89,232

The accompanying notes are an integral part of these interim financial statements.

PETROCHINA COMPANY LIMITED
UNAUDITED CONSOLIDATED INTERIM CONDENSED
STATEMENT OF CHANGES IN EQUITY
For the six months ended June 30, 2010 and June 30, 2009
(Amounts in millions)

	Attributable to owners of the Company				Non-
	Share	Retained			controlling	Total
	Capital	Earnings	Reserves	Subtotal	interest	Equity
	RMB	RMB	RMB	RMB	RMB	RMB

Balance at January 1, 2009	183,021	378,473	229,416	790,910	56,930	847,840
Total comprehensive income/(loss) for the six months ended June 30, 2009	—	50,501	(1,929)	48,572	(445)	48,127
Special Reserve-Safety Fund Reserve	—	—	1,793	1,793	—	1,793
Dividends	—	(27,367)	—	(27,367)	(2,115)	(29,482)
Acquisition of subsidiaries	—	—	(248)	(248)	5	(243)
Purchase of non-controlling interest in subsidiaries	—	—	(23)	(23)	(32)	(55)
Capital contribution from non-controlling interest	—	—	—	—	655	655
Capital reduction of subsidiaries	—	—	—	—	(113)	(113)
Other	—	—	(13)	(13)	77	64

Balance at June 30, 2009	183,021	401,607	228,996	813,624	54,962	868,586

Balance at January 1, 2010	183,021	424,067	240,135	847,223	60,478	907,701
Total comprehensive income for the six months ended June 30, 2010	—	65,330	317	65,647	5,228	70,875
Special Reserve-Safety Fund Reserve	—	152	1,935	2,087	3	2,090
Dividends	—	(23,799)	—	(23,799)	(1,982)	(25,781)
Acquisition of subsidiaries	—	—	—	—	889	889
Purchase of non-controlling interest in subsidiaries	—	—	(14)	(14)	(23)	(37)
Capital contribution from non-controlling interest	—	—	—	—	582	582
Disposal of subsidiaries	—	—	—	—	(31)	(31)
Other	—	—	174	174	14	188

Balance at June 30, 2010	183,021	465,750	242,547	891,318	65,158	956,476

The accompanying notes are an integral part of these interim financial statements.

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2010
(Amounts in millions unless otherwise stated)
1 ORGANISATION AND PRINCIPAL ACTIVITIES
     PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by China National Petroleum Corporation (“CNPC”) as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on the approval of the establishment of PetroChina Company Limited” from the former State Economic and Trade Commission of the People’s Republic of China (“China” or “PRC”). CNPC restructured (“the Restructuring”) and injected its core business and the related assets and liabilities into the Company. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the “Group”.
     The Group is principally engaged in (i) the exploration, development and production and marketing of crude oil and natural gas; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products; (iii) the marketing of refined products and trading business; and (iv) the transmission of natural gas, crude oil and refined products and the sale of natural gas (Note 16).
2 BASIS OF PREPARATION AND ACCOUNTING POLICIES
     The unaudited consolidated interim condensed financial statements (“interim financial statements”) have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” (“IAS 34”).
     Except as described below, the accounting policies and methods of computation applied in the preparation of the interim financial statements are consistent with those of the consolidated financial statements for the year ended December 31, 2009, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
     The following applicable amendment is mandatory for the first time for year beginning January 1, 2011:
     IFRS 1 (amendment), “First-time Adoption of International Financial Reporting Standards”. The amendment is part of the IASB’s annual improvements to International Financial Reporting Standards 2010 issued on May 6, 2010 and allows a first-time IFRS adopter and those that adopted IFRSs in the periods before the effective date of IFRS 1 that has conducted a fair valuation of its assets and liabilities in connection with its initial public offering to use such fair value amounts as deemed cost retrospectively. The resulting adjustments will be recognised directly in retained earnings (or if appropriate, another category of equity) at the measurement date. The Group has elected to early adopt IFRS 1 (amendment) from June 30, 2010 (Note 10).
     The interim financial statements as of June 30, 2010 and for the six month periods ended June 30, 2010 and June 30, 2009 included herein are unaudited but reflect, in the opinion of the Board of Directors, all adjustments (which include only normal recurring adjustments) necessary to properly prepare the interim financial statements, in all material respects, in

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2010
(Amounts in millions unless otherwise stated)
accordance with IAS 34. The results of operations for the six months ended June 30, 2010 are not necessarily indicative of the results of operations expected for the year ending December 31, 2010.
     Costs that are incurred unevenly during the financial year are accrued or deferred in the interim financial statements only if it would be also appropriate to accrue or defer such costs at the end of the financial year.
3 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
     Estimates and judgements are regularly evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
     The matters described below are considered to be the most critical in understanding the estimates and judgements that are involved in preparing the Group’s interim financial statements.
     (a) Estimation of oil and natural gas reserves
     Estimates of oil and natural gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the Group’s consolidated financial statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans.
     (b) Estimation of impairment of property, plant and equipment
     Property, plant and equipment, including oil and gas properties, are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as the future price of crude oil, refined and chemical products and the production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans. Favourable changes to some assumptions may allow the Group to avoid the need to impair any assets in these years, whereas unfavourable changes may cause the assets to become impaired.
     (c) Estimation of asset retirement obligations
     Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amounts of the provision recognised are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price levels, etc. In

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2010
(Amounts in millions unless otherwise stated)
addition to these factors, the present value of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.
4 TURNOVER
     Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transportation of crude oil, refined products and natural gas. Analysis of turnover by segment is shown in Note 16.
5 TAXES OTHER THAN INCOME TAXES
     Taxes other than income taxes include consumption taxes of RMB 43,442 for the six months ended June 30, 2010 (six months ended June 30, 2009: RMB 39,702) and special levies on domestic sales of crude oil of RMB 25,851 for the six months ended June 30, 2010 (six months ended June 30, 2009: RMB 2,385).
6 PROFIT BEFORE INCOME TAX EXPENSE

	Six months ended June 30
	2010	2009
	RMB	RMB

Items credited and charged in arriving at the profit before income tax expense include:

Credited
Dividend income from available-for-sale financial assets	147	145
Gain on disposal of property, plant and equipment	—	140
Reversal of provision for impairment of receivables	47	65
Reversal of write down in inventories	11	21

Charged
Amortisation of intangible and other assets	1,109	980
Cost of inventories recognised as expense	432,408	237,814
Provision for impairment of receivables	2	31
Interest expense (Note (i))	3,518	2,551
Loss on disposal of property, plant and equipment	272	—
Operating lease expenses	3,629	3,240
Research and development expenses	5,463	4,191
Write down in inventories	106	96
Note (i): Interest expense
Interest expense	5,085	3,821
Less: Amount capitalised	(1,567)	(1,270)

	3,518	2,551

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2010
(Amounts in millions unless otherwise stated)
7 INCOME TAX EXPENSE

	Six months ended June 30
	2010	2009
	RMB	RMB

Current taxes	21,288	6,224
Deferred taxes	(3,078)	5,586

	18,210	11,810

     In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. Operations of the Group in certain regions in China have qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2010.
8 BASIC AND DILUTED EARNINGS PER SHARE
     Basic and diluted earnings per share for the six months ended June 30, 2010 and June 30, 2009 have been computed by dividing profit attributable to owners of the Company by the 183,021 million shares issued and outstanding for the period.
     There are no potentially dilutive ordinary shares.
9 DIVIDENDS

	Six months ended June 30
	2010	2009
	RMB	RMB

Interim dividends attributable to owners of the Company for 2010 (note a)	29,399	—
Interim dividends attributable to owners of the Company for 2009 (note c)	—	22,725

(a)	As authorised by shareholders in the Annual General Meeting on May 20, 2010, the Board of Directors resolved to distribute interim dividends attributable to owners of the Company in respect of 2010 of RMB 0.16063 yuan per share amounting to a total of RMB 29,399. This dividend is not recognised as liability at the end of the reporting period, as it was not declared until after the date of the statement of financial position.

(b)	Final dividends attributable to owners of the Company in respect of 2009 of RMB 0.13003 yuan per share amounting to a total of RMB 23,799 were approved by the shareholders in the Annual General Meeting on May 20, 2010 and were paid on June 30, 2010.

(c)	Interim dividends attributable to owners of the Company in respect of 2009 of RMB 0.12417 yuan per share amounting to a total of RMB 22,725 were paid on October 16, 2009.

(d)	Final dividends attributable to owners of the Company in respect of 2008 of RMB 0.14953 yuan per share amounting to a total of RMB 27,367 were approved by the shareholders in the Annual General Meeting on May 12, 2009 and were paid on June 19, 2009.

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2010
(Amounts in millions unless otherwise stated)
10 PROPERTY, PLANT AND EQUIPMENT

RMB
Cost
At January 1, 2010	1,709,037
Additions	94,538
Disposals or write offs	(11,968)
Currency translation differences	(104)

At June 30, 2010	1,791,503

Accumulated depreciation and impairment
At January 1, 2010	(633,570)
Charge for the period	(58,959)
Disposals or write offs	1,770
Currency translation differences	103

At June 30, 2010	(690,656)

Net book value
At June 30, 2010	1,100,847

RMB
Cost
At January 1, 2009	1,456,801
Additions	78,348
Disposals or write offs	(6,676)
Currency translation differences	(5,421)

At June 30, 2009	1,523,052

Accumulated depreciation and impairment
At January 1, 2009	(556,377)
Charge for the period	(41,124)
Disposals or write offs	771
Currency translation differences	2,079

At June 30, 2009	(594,651)

Net book value
At June 30, 2009	928,401

     The depreciation charge of the Group for the six months ended June 30, 2010 included impairment losses of RMB 3,092 on certain of the Group’s property, plant and equipment (six months ended June 30, 2009: RMB nil). The carrying values of the property, plant and equipment were written down to their recoverable values.
     Pursuant to the Company’s global initial public offering in 1999, a valuation of all of the Group’s property, plant and equipment, excluding oil and gas reserves, was carried out then by independent valuers on a depreciated replacement cost basis and resulted in a revaluation gain. The Group has early adopted IFRS 1 (amendment), “First-time Adoption of International Financial Reporting Standards” retrospectively from June 30, 2010 and this valuation of the Group’s property, plant and equipment has been used as deemed cost at the date of measurement in June 1999. The net revaluation loss on the Group’s refining and chemical production equipment from a revaluation in September 2003 has also been adjusted in addition to a reclassification of the Group’s revaluation reserve of RMB 79,946 to capital reserve.

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2010
(Amounts in millions unless otherwise stated)
11 INVENTORIES

	June 30, 2010	December 31, 2009
	RMB	RMB

Crude oil and other raw materials	35,435	30,928
Work in progress	11,159	7,006
Finished goods	75,215	77,685
Spare parts and consumables	34	28

	121,843	115,647
Less: Write down in inventories	(777)	(866)

	121,066	114,781

12 ACCOUNTS RECEIVABLE

	June 30, 2010	December 31, 2009
	RMB	RMB

Accounts receivable	43,531	30,909
Less: Provision for impairment of receivables	(2,070)	(2,124)

	41,461	28,785

     The aging analysis of accounts receivable at June 30, 2010 and December 31, 2009 is as follows:

	June 30, 2010	December 31, 2009
	RMB	RMB

Within 1 year	41,056	28,579
Between 1 to 2 years	294	112
Between 2 to 3 years	94	84
Over 3 years	2,087	2,134

	43,531	30,909

     The Group offers its customers credit terms up to 180 days.
     Movements in the provision for impairment of accounts receivable are as follows:

	Six months ended June 30
	2010	2009
	RMB	RMB

At beginning of the period	2,124	2,423
Provision for impairment of accounts receivable	—	26
Receivables written off as uncollectible	(30)	(19)
Reversal of provision for impairment of accounts receivable	(24)	(36)

At end of the period	2,070	2,394

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2010
(Amounts in millions unless otherwise stated)
13 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2010	December 31, 2009
	RMB	RMB

Trade payables	76,973	62,840
Advances from customers	18,680	21,193
Salaries and welfare payable	10,482	5,105
Accrued expenses	15,914	31
Dividends payable by subsidiaries to non-controlling shareholders	297	105
Interest payable	1,897	1,448
Construction fee and equipment cost payables	87,732	93,920
Other payables	19,379	20,097

	231,354	204,739

     Other payables consist primarily of customer deposits.
     The aging analysis of trade payables at June 30, 2010 and December 31, 2009 is as follows:

	June 30, 2010	December 31, 2009
	RMB	RMB

Within 1 year	74,656	60,420
Between 1 to 2 years	1,355	1,404
Between 2 to 3 years	349	505
Over 3 years	613	511

	76,973	62,840

14 BORROWINGS

	June 30, 2010	December 31, 2009
	RMB	RMB

Short-term borrowings (including current portion of long-term borrowings)	140,765	148,851
Long-term borrowings	130,509	85,471

	271,274	234,322

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2010
(Amounts in millions unless otherwise stated)
     The movements in borrowings can be analysed as follows:

RMB

Balance at January 1, 2010	234,322
Increase in borrowings	141,016
Repayments of borrowings	(103,949)
Currency translation differences	(115)

Balance at June 30, 2010	271,274

     The long-term borrowings can be analysed as follows:

	June 30, 2010	December 31, 2009
	RMB	RMB

Unsecured loans	135,784	98,121
Secured loans	910	1,579
Current portion of long-term borrowings	(6,185)	(14,229)

	130,509	85,471

The long-term borrowings can be further analysed as follows:

Bank loans
— Wholly repayable within five years	11,861	22,287
— Not wholly repayable within five years	436	477

Loans other than bank loans
— Wholly repayable within five years	83,910	66,710
— Not wholly repayable within five years	40,487	10,226

	136,694	99,700
Current portion of long-term borrowings	(6,185)	(14,229)

	130,509	85,471

     Loans other than bank loans not wholly repayable within five years are repayable by instalments through April 2032. Interest is charged on the outstanding balances at rates ranging from 0.93% to 8.00% per annum (December 31, 2009: 1.43% to 8.00% per annum).
     At June 30, 2010 and December 31, 2009, the Group’s long-term borrowings were repayable as follows:

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2010
(Amounts in millions unless otherwise stated)

	Bank loans		Loans other than bank loans
	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009
	RMB	RMB	RMB	RMB

Within 1 year	4,697	8,756	1,488	5,473
Between 1 to 2 years	626	2,996	37,459	9,216
Between 2 to 5 years	6,665	10,668	45,184	52,153
After 5 years	309	344	40,266	10,094

	12,297	22,764	124,397	76,936

15 SUBSIDIARIES
     The principal subsidiaries of the Group are:

		Paid-up	Type of	Attributable
	Country of	Capital	Legal	Equity
Company Name	Incorporation	(RMB)	Entity	Interest %	Principal Activities
Daqing Oilfield Company Limited	PRC	47,500	Limited liability company	100.00	Exploration, production and sale of crude oil and natural gas
CNPC Exploration and Development Company Limited	PRC	16,100	Limited liability company	50.00	Exploration, production and sale of crude oil and natural gas in and outside the PRC
PetroKazakhstan Inc.	Canada	US Dollar 665	Joint stock company with limited liability	67.00	Exploration, production and sale of crude oil and natural gas outside the PRC
PetroChina Hong Kong Limited	Hong Kong	HK Dollar 7,592	Limited liability company	100.00	Investment holding. The principal activities of its subsidiaries, associates and jointly controlled entities are the exploration and production of crude oil and natural gas in and outside the PRC

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2010
(Amounts in millions unless otherwise stated)
16 SEGMENT INFORMATION
     The Group is principally engaged in a broad range of petroleum related products, services and activities. After re-segmentation in 2009, the Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline. Sales between operating segments are conducted principally at market prices. On the basis of these operating segments, the management of the Company assesses the segmental operating results and allocates resources. Additionally, the Group presents geographical information based on entities located in regions with a similar risk profile.
     The Exploration and Production segment is engaged in the exploration, development, production and marketing of crude oil and natural gas.
     The Refining and Chemicals segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, and derivative petrochemical products and other chemical products.
     The Marketing segment is engaged in the marketing of refined products and the trading of crude oil and petrochemical products.
     The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas.
     The Other segment relates to cash management and financing activities, the corporate center, research and development, and other business services supporting the operating business segments of the Group.
     The accounting policies of the operating segments are the same as those described in Note 2 - “Basis of Preparation and Accounting Policies”.

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2010
(Amounts in millions unless otherwise stated)
     The segment information for the operating segments for the six months ended June 30, 2010 and 2009 are as follows:

	Exploration	Refining		Natural Gas
Six months ended	and	and		and
June 30, 2010	Production	Chemicals	Marketing	Pipeline	Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB

Turnover	261,793	320,163	533,280	52,945	411	1,168,592
Less: intersegment sales	(203,680)	(244,746)	(29,588)	(5,691)	(90)	(483,795)

Turnover from external customers	58,113	75,417	503,692	47,254	321	684,797

Depreciation, depletion and amortisation	(38,377)	(7,493)	(3,897)	(5,594)	(491)	(55,852)

Profit / (loss) from operations	73,372	5,458	7,531	11,215	(8,641)	88,935

Finance costs
Exchange gain						928
Exchange loss						(1,130)
Interest income						993
Interest expense						(3,518)

Total net finance costs						(2,727)

Share of profit of associates and jointly controlled entities	2,125	17	295	3	—	2,440

Profit before income tax expense						88,648
Income tax expense						(18,210)

Profit for the period						70,438

Segment assets	791,213	269,088	239,901	234,445	1,211,526	2,746,173

Other assets						242
Investments in associates and jointly controlled entities	23,090	541	5,130	260	—	29,021
Elimination of intersegment balances (a)						(1,210,975)

Total assets						1,564,461

Segment capital expenditure	46,140	15,229	4,030	21,994	135	87,528

Segment liabilities	282,962	103,171	139,795	112,922	426,112	1,064,962

Other liabilities						54,833
Elimination of intersegment balances (a)						(511,810)

Total liabilities						607,985

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2010
(Amounts in millions unless otherwise stated)

	Exploration	Refining		Natural Gas
Six months ended	and	and		and
June 30, 2009	Production	Chemicals	Marketing	Pipeline	Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB

Turnover	162,688	216,988	302,225	35,074	409	717,384
Less: intersegment sales	(123,293)	(164,165)	(11,014)	(3,577)	(58)	(302,107)

Turnover from external customers	39,395	52,823	291,211	31,497	351	415,277

Depreciation, depletion and amortisation	(30,370)	(5,550)	(3,080)	(3,383)	(476)	(42,859)

Profit / (loss) from operations	37,640	17,192	7,293	9,867	(5,992)	66,000

Finance costs
Exchange gain						265
Exchange loss						(1,103)
Interest income						504
Interest expense						(2,551)

Total net finance costs						(2,885)

Share of profit of associates and jointly controlled entities	505	55	169	4	6	739

Profit before income tax expense						63,854
Income tax expense						(11,810)

Profit for the period						52,044

Segment assets	685,776	215,877	177,166	162,357	999,112	2,240,288
Other assets						22,102
Investments in associates and jointly controlled entities	24,176	424	11,147	33	55	35,835
Elimination of intersegment balances (a)						(1,007,636)

Total assets						1,290,589

Segment capital expenditure	38,804	8,872	2,293	27,096	1,016	78,081

Segment liabilities	295,710	98,620	126,351	87,202	303,195	911,078

Other liabilities						30,794
Elimination of intersegment balances (a)						(519,869)

Total liabilities						422,003

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2010
(Amounts in millions unless otherwise stated)
Geographical information

	Turnover		Non-current assets (b)
Six months ended June 30,	2010	2009	2010	2009
	RMB	RMB	RMB	RMB

Mainland China	504,892	341,424	1,084,738	932,436
Other	179,905	73,853	98,213	69,854

	684,797	415,277	1,182,951	1,002,290

(a)	Elimination of intersegment balances represents elimination of intersegment accounts and investments.

(b)	Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.
17 CONTINGENT LIABILITIES
     (a) Bank and other guarantees
     At June 30, 2010, borrowings of associates of RMB 21 (December 31, 2009: RMB 21) from China Petroleum Finance Company Limited (“CP Finance”, a subsidiary of CNPC) were guaranteed by the Group. The Group had contingent liabilities in respect of the guarantees from which it is anticipated that no material liabilities will arise.
     (b) Environmental liabilities
     China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the interim financial statements, which may have a material adverse effect on the financial position of the Group.
     (c) Legal contingencies
     Notwithstanding certain insignificant lawsuits as well as other proceedings outstanding, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.
     (d) Leasing of roads, land and buildings
     As at June 30, 2010, CNPC is still in the process of completing the process of obtaining the formal land use right certificates, necessary governmental procedures for the requisition of collectively-owned land on which gas stations are located and building ownership certificates for buildings transferred to the Group under the Restructuring Agreement entered into between the Company and CNPC in 2000.
     Management confirms that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the certain relevant land use right certificates or individual building ownership certificates have not been obtained to date or the fact that the relevant governmental procedures have not been completed. In management’s opinion, the outcome of the above events will not have a material adverse effect on the financial position of the Group.

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2010
(Amounts in millions unless otherwise stated)
     (e) Group insurance
     The Group has insurance coverage for vehicles and certain assets that are subject to significant operating risks, third-party liability insurance against claims relating to personal injury, property and environmental damages that result from accidents and also employer liabilities insurance. The potential effect on the financial position of the Group of any liabilities resulting from future uninsured incidents cannot be estimated by the Group at present.
18 COMMITMENTS
     (a) Operating lease commitments
     Operating lease commitments of the Group are mainly for leasing of land, buildings and equipment. Leases range from one to fifty years and usually do not contain renewal options. Future minimum lease payments as of June 30, 2010 and December 31, 2009 under non-cancellable operating leases are as follows:

	June 30, 2010	December 31, 2009
	RMB	RMB

No later than 1 year	3,733	4,071
Later than 1 year and no later than 5 years	11,614	12,478
Later than 5 years	75,718	77,385

	91,065	93,934

     (b) Capital commitments
     At June 30, 2010, the Group’s capital commitments contracted but not provided for were RMB 38,899 (December 31, 2009: RMB 56,657).
     (c) Exploration and production licenses
     The Group is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. No payments incurred for the six months ended June 30, 2010 (six months ended June 30, 2009: RMB 279).
     Estimated annual payments for the next five years are as follows:

June 30, 2010
RMB

2010	1,000
2011	1,000
2012	1,000
2013	1,000
2014	1,000

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2010
(Amounts in millions unless otherwise stated)
19 RELATED PARTY TRANSACTIONS
     CNPC, the controlling shareholder of the Company, is a state-controlled enterprise directly controlled by the PRC government. The PRC government is the Company’s ultimate controlling party.
     Related parties include CNPC and its subsidiaries (“the CNPC group”), other state-owned enterprises and their subsidiaries which the PRC government has control, joint control or significant influence over and enterprises which the Group is able to control, jointly control or exercise significant influence over, key management personnel of the Company and CNPC and their close family members.
     (a) Transactions with the CNPC group, associates and jointly controlled entities of the Group
     The Group has extensive transactions with other companies in the CNPC group. Due to these relationships, it is possible that the terms of the transactions between the Group and other members of the CNPC group are not the same as those that would result from transactions with other related parties or wholly unrelated parties.
     The principal related party transactions with the CNPC group, associates and jointly controlled entities of the Group which were carried out in the ordinary course of business, are as follows:
     On August 27, 2008, the Company and CNPC entered into a Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”), amending the original Comprehensive Products and Services Agreements and the First Supplemental Agreement and the Second Supplemental Agreement thereto. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by the CNPC group to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, the actual cost incurred or the agreed contractual price.
•	Sales of goods represent the sale of crude oil, refined products, chemical products and natural gas, etc. The total amount of these transactions amounted to RMB 18,398 for the six months ended June 30, 2010 (six months ended June 30, 2009: RMB 13,800).

•	Sales of services principally represent the provision of services in connection with the transportation of crude oil and natural gas, etc. The total amount of these transactions amounted to RMB 4,520 for the six months ended June 30, 2010 (six months ended June 30, 2009: RMB 2,874).

•	Purchases of goods and services principally represent construction and technical services, production services, social services, ancillary services and material supply services, etc. The total amount of these transactions amounted to RMB 94,525 for the six months ended June 30, 2010 (six months ended June 30, 2009: RMB 70,705)

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2010
(Amounts in millions unless otherwise stated)
•	Purchase of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment, etc. The total amount of these transactions amounted to RMB 746 for the six months ended June 30, 2010 (six months ended June 30, 2009: RMB 681)

•	Amounts due from and to the CNPC group, associates and jointly controlled entities of the Group included in the following accounts captions are summarised as follows:

	June 30, 2010	December 31, 2009
	RMB	RMB

Accounts receivable	5,748	3,780
Prepayments and other receivables	40,433	16,548
Accounts payable and accrued liabilities	65,096	57,076
•	Interest income represents interests from deposits placed with the CNPC group. The total interest income amounted to RMB 63 for the six months ended June 30, 2010 (six months ended June 30, 2009: RMB 55). The balance of deposits at June 30, 2010 was RMB 13,404 (December 31, 2009: RMB 10,433).

•	Purchases of financial services principally represents interest charged on the loans from the CNPC group, insurance fee, etc. The total amount of these transactions amounted to RMB 2,499 for the six months ended June 30, 2010 (six months ended June 30, 2009: RMB 1,625). The outstanding balance of loans at June 30, 2010 was RMB 73,838 (December 31, 2009: RMB 81,753).
     On March 10, 2000, the Company and CNPC entered into a Land Use Rights Leasing Contract. The Land Use Rights Leasing Contract provides for the lease of 42,476 parcels of land to the business units of the Group with an aggregate area of approximately 1,145 million square meters of land located throughout the PRC for a term of 50 years at an annual fee of RMB 2,000. The total fee payable for the lease of all such property may, after every 10 years, be adjusted by agreement between the Company and CNPC.
     On March 10, 2000, the Company and CNPC entered into a Buildings Leasing Contract. Under the Buildings Leasing Contract, 191 buildings covering an aggregate area of 269,770 square meters located throughout the PRC were leased at an aggregate annual fee of RMB 39 for a term of 20 years. The Company also entered into a Supplemental Buildings Leasing Agreement with CNPC on September 26, 2002, which became effective on January 1, 2003 to lease additional 404 buildings covering 442,730 square meters at an annual rental of approximately RMB 157. The Supplemental Buildings Leasing Agreement will expire at the same time as the Buildings Leasing Agreement.

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2010
(Amounts in millions unless otherwise stated)
     (b) Key management compensation

	Six months ended June 30
	2010	2009
	RMB’000	RMB’000

Emoluments and other benefits	4,399	3,996
Contribution to retirement benefit scheme	279	241

	4,678	4,237

     (c) Transactions with other state-controlled entities in the PRC
     Apart from transactions with the CNPC group, associates and jointly controlled entities of the Group, the Group has transactions with other state-controlled entities include but not limited to the following:
•	Sales and purchases of goods and services,

•	Purchases of assets,

•	Lease of assets; and

•	Bank deposits and borrowings
     These transactions are conducted in the ordinary course of business.
20 EVENTS AFTER THE REPORTING PERIOD
     On July 14, 2010, the shareholders of Arrow Energy Limited (“Arrow”) approved the proposed acquisition of 100% of the shares of Arrow by CS CSG (Australia) Pty Ltd., a 50-50 joint venture company owned by a subsidiary of the Group and Shell Energy Holdings Australia Ltd. for a cash consideration of Australian Dollar (“AUD”) 4.70 per share. On August 23, 2010, CS CSG (Australia) Pty Ltd. paid a total consideration of AUD 3.5 billion (approximately RMB 21,120).